As filed with the Securities and Exchange Commission on December 26, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SMART MODULAR TECHNOLOGIES (WWH), INC.
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	3674	20-2509518
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4211 Starboard Drive
Fremont, CA 94538
(510) 623-1231
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jack A. Pacheco
Senior Vice President and Chief Financial Officer
SMART Modular Technologies (WWH), Inc.
4211 Starboard Drive
Fremont, CA 94538
(510) 623-1231
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 2250 Hanover Street Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	be Registered(1)	per Share(2)	Price(1)(2)	Registration Fee
Ordinary Shares, par value $0.00016667	14,375,000 Shares	$12.28	$176,525,000	$18,889

(1)	Includes 1,875,000 ordinary shares issuable upon exercise of the underwriter’s over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices for the registrant’s ordinary shares traded on the NASDAQ Global Select Market on December 22, 2006 in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 26, 2006

PROSPECTUS

12,500,000 Shares

SMART Modular Technologies
(WWH), Inc.
Ordinary Shares
$      per share

The selling shareholders named in this prospectus are selling 12,500,000 ordinary shares. We will not receive any proceeds from the sale of the shares by the selling shareholders. The selling shareholders have granted the underwriters an option to purchase up to 1,875,000 additional ordinary shares to cover over-allotments.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “SMOD”. The closing price of our ordinary shares was $12.43 per share on December 22, 2006.

Investing in our ordinary shares involves risks.  See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to the Selling Shareholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about          , 2007.

Joint Book-Running Managers

Citigroup	JPMorgan	Lehman Brothers

Bear, Stearns & Co. Inc.	Cowen and Company	Thomas Weisel Partners LLC

          , 2007

You should rely only on the information contained or incorporated by reference in this prospectus and any issuer free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

SUMMARY

This summary highlights the more detailed information contained or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus, including the information incorporated by reference, carefully before making an investment decision.

In this prospectus, “SMART,” the “Company,” “we,” “us” or “our” refer to SMART Modular Technologies (WWH), Inc. and its subsidiaries, except where the context makes clear that the reference is only to SMART Modular Technologies (WWH), Inc. and is not inclusive of its subsidiaries. We use a 52- to 53-week fiscal year ending on the last Friday in August and a 13- to 14-week fiscal quarter ending on the last Friday of the calendar quarter. For ease of presentation, we have indicated our fiscal year as ending on August 31 and our first fiscal quarter as ending on November 30 of each year presented. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year.

SMART Modular Technologies (WWH), Inc.

We are a leading independent designer, manufacturer and supplier of value added subsystems to original equipment manufacturers, or OEMs. Our subsystem products include memory modules, embedded computing and thin film transistor liquid crystal display, or TFT-LCD, products which we offer to customers worldwide. We also provide our customers with comprehensive design, manufacturing, testing and logistics services. Our products and services are used for a variety of applications in the computing, networking, communications, printers, storage and industrial markets worldwide. Our success is derived from a customer-focused approach characterized by a commitment to quality, advanced technical expertise, rapid time-to-market, build-to-order flexibility and high quality customer service. Our global footprint enables us to rapidly respond to our customers’ requirements worldwide. We offer more than 500 standard and custom products to leading OEMs, including Hewlett-Packard, Cisco Systems, Motorola and Dell.

Our business was originally founded in 1988 as SMART Modular Technologies, Inc., or SMART Modular, and it became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us, which we refer to as the Acquisition.

Since the Acquisition, we have repositioned our business by focusing on the delivery of higher value added products and diversifying the end markets we serve.

Our Competitive Strengths

We are the leading independent designer, manufacturer and supplier of value added memory modules focused on OEMs. We also offer our customers embedded computing and TFT-LCD display products. We believe that our core competitive strengths include:

•	Expertise in Design, Materials, Manufacturing, Test and Logistics. With over 18 years of experience, we have developed comprehensive technical expertise and business processes that we apply throughout the product life cycle to respond to our OEM customers’ rapidly changing product and service requirements worldwide.

•	Custom Solutions Through Design and Engineering Expertise. We believe that our broad technology expertise and leading edge product design enable our customers to achieve rapid time-to-market for their products.

•	Leading OEM Customer Base. Our customer base includes leading OEMs in the computing, networking, communications, printer, storage and industrial markets.

•	Worldwide Product Support and Customer Service. We serve our customers globally through dedicated program management teams, which include engineers and sales and support staff, to maximize responsiveness to our customers.

•	Global Cost Effective Manufacturing. Our global low cost operating structure is designed to deliver competitively priced products while maintaining profitability. We have low cost manufacturing facilities in Asia, Brazil and the Caribbean to serve our customers.

Our Strategy

Our goal is to further strengthen our leadership position as an independent designer, manufacturer and supplier of value added subsystems to OEMs and to pursue opportunities for growth in our target markets. We are pursuing the following strategies to achieve this goal:

•	Capitalize on Our Comprehensive Product and Services Offering. Our extensive product offering serves a broad range of customers and end markets. We intend to broaden our customer relationships and end markets by capitalizing on our diverse, high quality and reliable product offering and solutions.

•	Leverage Our Global Design and Manufacturing Capabilities. We plan to capitalize on our global footprint to continue to develop and manufacture new products that assist our customers in enhancing the performance and timely introduction of their products in a cost effective manner. Our worldwide presence allows us to quickly and effectively respond to customers’ local market needs.

•	Deepen Relationships with Leading OEMs. To grow our business, we plan to continue to deepen our relationships with leading OEMs. Our collaborative engineering and design relationships with our OEM customers permit us to gain early visibility into their product roadmaps and thereby increase our ability to achieve new design wins.

•	Expand Our Market Opportunities. We intend to achieve continued growth through extensions of our existing capabilities, product diversification and targeting of new markets. We intend to apply our expertise with existing and new technologies to our product development efforts.

•	Continue to Focus on Margin and Efficiency Improvements. We have successfully repositioned our business since the Acquisition by re-focusing our business on higher margin, value added products. This repositioning has contributed to our improved profitability in recent quarters and we believe that we are well positioned to continue to grow our business profitably.

•	Pursue Selective Acquisitions. We continue to evaluate and pursue strategic transactions that may broaden our customer base, expand our geographic presence, facilitate our entrance into new markets, add to our intellectual property portfolio and diversify our product offering.

Company Information

We were incorporated under the laws of the Cayman Islands on January 28, 2004. Our mailing address and executive offices are located at 4211 Starboard Drive, Fremont, California 94538 and our telephone number is (510) 623-1231. Our website is www.smartm.com. The information contained on or accessible through our website does not constitute a part of this prospectus.

The stylized “S” used with “SMART” as well as “SMART Modular Technologies,” among others, are our registered trademarks. Other names used in this prospectus are for informational purposes only and may be trademarks of their respective owners.

The Offering

Ordinary shares offered by the selling shareholders	12,500,000 shares

Ordinary shares to be outstanding after this offering	58,974,284 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares by the selling shareholders.

NASDAQ Global Select Market symbol	SMOD

The number of ordinary shares to be outstanding after this offering is based on 58,974,284 shares outstanding as of November 30, 2006 and excludes 11,229,948 additional shares reserved for issuance under our stock option plan, of which 8,724,029 shares are subject to options outstanding as of November 30, 2006 at a weighted average exercise price of $3.05 per share.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

Set forth below is summary historical financial and other data for SMART Modular Technologies (WWH), Inc., or SMART, and its subsidiaries. On April 16, 2004, SMART and its subsidiaries acquired the business unit known as SMART Modular Technologies Inc., or SMART Modular, from Solectron Corporation. Summary financial data for the periods prior to and including April 16, 2004 are referred to as the “Predecessor Business” financial data and are derived from the combined financial statements of SMART Modular. We have derived the statement of operations data for the period from September 1, 2003 to April 16, 2004 and the period from April 17, 2004 to August 31, 2004 and years ended August 31, 2005 and 2006 from our audited financial statements which are included elsewhere in this prospectus. The statement of operations data for the three months ended November 30, 2005 and 2006 and the balance sheet data as of November 30, 2006 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results to be expected for the entire year.

In making comparisons of our financial operating performance, it is important to be aware of the impact restructuring and impairment charges and changes to a services agreement had on the financial data presented, below. In each of the periods presented, other than the year ended August 31, 2006 and the three months ended November 30, 2005 and 2006, we incurred restructuring and impairment charges. In April 2004, we began reporting revenue for a customer program on a net revenue basis as a result of changes made to the terms of our existing customer contract. Reporting services revenue on a net basis has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. For more information, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of Change to a Services Agreement on Net Revenue Reporting” and “— Critical Accounting Policies — Revenue Recognition” as well as Notes 1(f) and 12 to our audited financial statements and Note 1 to our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus.

The summary historical financial and other data should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes thereto appearing elsewhere in this prospectus. We use a 52- to 53-week fiscal year ending on the last Friday in August and a 13- to 14-week fiscal quarter ending on the last Friday of the calendar quarter. For ease of presentation, we have indicated our fiscal year as ending on August 31 and our first fiscal quarter as ending on November 30 of each year presented.

	Predecessor
	Business	Successor Business
	Period from
	September 1,	Period from
	2003 to	April 17 to	Fiscal Year Ended		Three Months Ended
	April 16,	August 31,	August 31,		November 30,
	2004	2004	2005	2006	2005	2006
	(In thousands, except per share data)

Net sales	$659,171	$233,677	$607,299	$707,406	$158,262	$237,170
Cost of sales	602,098	203,720	505,983	580,835	127,661	199,258

Gross profit	57,073	29,957	101,316	126,571	30,601	37,912
Operating expenses:
Research and development	9,012	4,447	9,697	15,545	3,468	4,040
Selling, general and administrative	29,454	18,151	46,636	54,917	12,902	14,254
Advisory service agreements’ fees	—	913	2,588	10,303	750	—
Impairment of goodwill	43,302	—	—	—	—	—
Restructuring and impairment costs	6,224	1,300	880	—	—	—

Total operating expenses	87,992	24,811	59,801	80,765	17,120	18,294

Income (loss) from operations	(30,919)	5,146	41,515	45,806	13,481	19,618
Interest income (expense), net	170	(927)	(6,998)	(15,153)	(2,982)	(2,087)
Other income (expense), net	(148)	451	481	2,567	131	(71)

Total other income (expense)	22	(476)	(6,517)	(12,586)	(2,851)	(2,158)

Income (loss) before provision (benefit) for income taxes	(30,897)	4,670	34,998	33,220	10,630	17,460
Provision (benefit) for income taxes	2,301	1,255	8,802	914	1,284	2,907

Net income (loss)	$(33,198)	$3,415	$26,196	$32,306	$9,346	$14,553

Net income per ordinary share, basic		$0.07	$0.54	$0.60	$0.19	$0.25

Shares used in computing basic net income per ordinary share		48,872	48,872	54,265	49,071	58,663

Net income per ordinary share, diluted		$0.07	$0.49	$0.55	$0.17	$0.23

Shares used in computing diluted net income per ordinary share		50,745	53,531	59,189	53,738	63,488

As of November 30, 2006
(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$94,005
Working capital	199,798
Total assets	466,665
Total long-term debt	81,250
Total shareholders’ equity	163,038

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained or incorporated by reference in this prospectus before deciding whether to purchase our ordinary shares. If any of the following risks occurs, the trading price of our ordinary shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

We are subject to the cyclical nature of the markets in which we compete and any future downturn could adversely affect our business.

The markets in which we compete, including the memory semiconductor market, are highly cyclical and characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our historical operating results have been subject to substantial fluctuations, and we may experience substantial period-to-period fluctuations in future operating results. Any future downturns in these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations. Moreover, changes in end-user demand for the products sold by any individual OEM customer can have a rapid and disproportionate effect on demand for our products from that customer in any given period, particularly if the OEM customer has accumulated excess inventories of products purchased from us. There can be no assurance that our net sales and results of operations will not be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in the industries utilizing our products. As a result, our results of operations for the year ended August 31, 2006 and the three months ended November 30, 2006 may not be indicative of our future results.

We have experienced quarterly and annual losses in the past and may experience losses in the future.

We have experienced losses on a quarterly and annual basis in the past. We have expended, and will continue to expend, substantial funds to pursue engineering, research and development projects, enhance sales and marketing efforts and otherwise operate our business. There can be no assurance that we will be profitable on a quarterly or annual basis in the future.

Declines in our average selling prices may result in declines in our net sales and gross profit.

Our average selling prices may decline due to several factors. Over the last few years, overcapacity in the DRAM memory component market resulted in significant declines in component prices, which negatively impacted our average selling prices and net sales. During periods of overcapacity, our net sales may decline if we do not increase unit sales of existing products or fail to introduce and sell new products in quantities sufficient to offset declines in selling prices. Our efforts to increase unit sales, reduce costs and develop new products to offset the impact of further declines in average selling prices may not be successful. Declines in semiconductor prices could also affect our gross profit and the valuation of our inventory, which could harm our financial results. Declines in average selling prices would enable OEMs to pre-install higher capacity based memory into new systems at existing price points, and thereby reduce the demand for future memory upgrades. In addition, our net sales and gross profit may be negatively affected by shifts in our product mix during periods of declining average selling prices.

In addition, the continued transition to smaller design geometries and the use of 300 millimeter wafers by existing memory manufacturers could lead to a significant increase in the worldwide supply of DRAM and flash components. Increases in the worldwide supply of memory components could also result from manufacturing capacity expansions. If not offset by increases in demand, these increases would likely lead to further declines in the average selling prices of our products and have a material adverse effect on our business, financial condition and results of operations. Furthermore, even if supply remains constant, if demand were to decrease, it would harm our average selling prices.

Sales to a limited number of customers represent a significant portion of our net sales, and the loss of any key customer would materially harm our business.

Our dependence on a limited number of customers means that the loss of a major customer or any reduction in orders by a major customer would materially reduce our net sales and adversely affect our results of operations. We expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. However, there can be no assurance that any of these customers or any of our other customers will continue to utilize our products at current levels, if at all. We have no firm, long-term volume commitments from any of our major customers and we generally enter into individual purchase orders with our customers, in certain cases under master agreements that govern the terms and conditions of the relationship. We have experienced cancellations of orders and fluctuations in order levels from period to period and expect that we will continue to experience such cancellations and fluctuations in the future. Customer purchase orders may be cancelled and order volume levels can be changed, cancelled or delayed with limited or no penalties. The replacement of cancelled, delayed or reduced purchase orders with new orders cannot be assured.

Our principal customers include major OEMs which compete in the computing, networking, communications, printer, storage and industrial markets. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, our ten largest OEM customers accounted for 79%, 78%, 79% and 86% of net sales, respectively. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, Hewlett-Packard accounted for 52%, 45%, 46% and 65% of our net sales, respectively. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, Cisco Systems accounted for 11%, 14%, 18% and 11% of our net sales, respectively. During these periods, no other customers accounted for more than 10% of our net sales.

Our customers are primarily in the computing, networking, communications, printer, storage and industrial markets, and fluctuations in demand in these markets may adversely affect sales of our products.

Sales of our products are dependent upon demand in the computing, networking, communications, printer, storage and industrial markets. We may experience substantial period-to-period fluctuations in future operating results due to factors affecting the computing, networking, communications, printers, storage and industrial markets. From time to time, each of these markets has experienced downturns, often in connection with, or in anticipation of, declines in general economic conditions. A decline or significant shortfall in demand in any one of these markets could have a material adverse effect on the demand for our products and therefore a material adverse effect on our business, financial condition and results of operations.

Customer demand is difficult to accurately forecast and, as a result, we may be unable to optimally calibrate production to meet customer demand.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of commitments by many of our customers and the possibility of unexpected changes in demand for their products reduces our ability to accurately estimate future customer requirements. On occasion, customers may require rapid increases in production, which can challenge our resources and can reduce margins. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the markets in which our customers compete can, and have, caused our customers to significantly reduce the amount of products ordered from us or to cancel existing orders leading to lower-utilization of our facilities. Because many of our costs and operating expenses are relatively fixed, reduction in customer demand would have an adverse effect on our gross margins, operating income and cash flow. During an industry downturn, there is also a higher risk that our trade receivables would be uncollectible.

Order cancellations or reductions, product returns and product obsolescence could result in substantial inventory write-downs.

To the extent we manufacture products in anticipation of future demand that does not materialize, or in the event a customer cancels or reduces outstanding orders, we could experience an unanticipated increase in our inventory. Slowing demand for our products may lead to product returns which would also increase our inventory. In the past, we have had to write-down inventory due to obsolescence, excess quantities and declines in market value below our costs.

Our historical financial information has been derived in part from our predecessor company financial statements and, as a result, may not reflect what our financial information would have been had we been a stand-alone entity during such periods.

In April 2004, our business was acquired from Solectron by a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners. Our financial statements have been derived in part from the consolidated financial statements of Solectron. Accordingly, our historical financial information we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during all periods presented.

We may be less competitive if we fail to develop new or enhanced products and introduce them in a timely manner.

The markets in which we compete are subject to rapid technological change, product obsolescence, frequent new product introductions and enhancements, changes in end-user requirements and evolving industry standards. Our ability to successfully compete in these markets and to continue to grow our business depends in significant part upon our ability to develop, introduce and sell new and enhanced products on a timely and cost-effective basis, and to anticipate and respond to changing customer requirements.

The markets for our products are characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could significantly reduce our net sales for a substantial period, which would have a material adverse effect on our business, financial condition and results of operations.

We have experienced, and may in the future experience, delays in the development and introduction of new products. These delays could provide a competitor a first-to-market opportunity and allow a competitor to achieve greater market share. Defects or errors found in our products after commencement of commercial shipment could result in delays in market acceptance of these products. Lack of market acceptance for our new products will jeopardize our ability to recoup research and development expenditures, hurt our reputation and harm our business, financial condition and results of operations. Accordingly, there can be no assurance that our future product development efforts will result in future profitability or market acceptance.

Our dependence on a small number of sole or limited source suppliers subjects us to certain risks and our results of operations would be adversely affected if we are unable to obtain adequate supplies in a timely manner.

We are dependent upon certain sole or limited source suppliers for critical components in our products. Our suppliers include Qimonda, Intel, Oki Semiconductor and Samsung. The markets in which we operate have experienced, and may experience in the future, shortages in semiconductors. In the past and currently, this situation has caused some vendors to place their customers, including us, on component allocation. Our suppliers are not required to supply us with any minimum quantities and there can be no assurance that we will receive adequate quantities of components on a timely basis in the future. As a result, we may not be able to obtain the components that we need to fill customer orders. The inability to fill these orders could cause delays, disruptions or reductions in product shipments or require product redesigns which could, in turn, damage relationships with current or prospective customers, increase costs or prices and have a material adverse effect on our business, financial condition and results of operations.

The flash memory market is constantly evolving and competitive, and we may not have rights to manufacture and sell certain types of products utilizing emerging flash formats, or we may be required to pay a royalty to sell products utilizing these formats.

The flash-based storage market is constantly undergoing rapid technological change and evolving industry standards. Many consumer devices, such as digital cameras, PDAs and smartphones, are transitioning to emerging flash memory formats, such as the Memory Stick, and xD Picture Card formats, which we do not currently manufacture and do not have rights to manufacture. Although we do not currently serve the consumer flash market, it is possible that certain OEMs may choose to adopt these higher-volume, lower-cost formats. This could result in a decline in demand, on a relative basis, for other products that we manufacture such as CompactFlash and embedded USB drives. If we decide to manufacture flash memory products utilizing emerging formats such as those mentioned, we will be required to secure licenses to give us the right to manufacture such products which may not be available at reasonable rates or at all. If we are not able to supply flash card formats at competitive prices or if we were to have product shortages, our net sales could be adversely impacted and our customers would likely cancel orders or seek other suppliers to replace us.

Our growth strategy includes expanding our presence in the embedded computing and TFT-LCD markets, both of which are highly competitive.

The embedded computing and TFT-LCD markets are highly competitive. Certain of our competitors are more diversified than us and may be able to sustain lower operating margins in their embedded computing and TFT-LCD business based on the profitability of their other businesses. We expect competition in these markets to increase as existing manufacturers introduce new products and process technologies, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price products to increase market share. We only have limited experience competing in these markets. Our growth strategy includes expanding our presence in these markets, and there can be no assurance that we will be successful in doing so.

Our growth initiatives require significant capital investments and we cannot assure you that we will realize a positive return on these investments.

Our growth initiatives require significant capital investment. For example, in March 2006 we completed our new 49,000 square foot manufacturing facility in São Paulo, Brazil for a total cost of approximately $14 million. While operations and production have commenced at this facility, there can be no assurance that we will realize a positive return on this or other investments.

Industry consolidation could adversely affect our business by reducing the number of our potential significant customers and increasing our reliance on our existing key customers.

Many significant participants in our customers’ industries are merging and consolidating as a result of competitive pressures, and we expect this trend to continue. Consolidation will likely decrease the number of potential significant customers for our products and services. Fewer significant customers will increase our reliance on key customers and, due to the increased size of these companies, may negatively impact our bargaining position and profit margins. Consolidation in some of our customers’ industries may result in increased customer concentration and the potential loss of customers. The loss of, or a reduced role with, key customers due to industry consolidation could negatively impact our business.

We may make acquisitions which involve numerous risks. If we are not successful in integrating the technologies, operations and personnel of acquired businesses or fail to realize the anticipated benefits of an acquisition, our operations may be adversely affected.

As part of our business and growth strategy, we expect to acquire or make significant investments in businesses, products or technologies that allow us to complement our existing product offering, expand our market coverage, increase our engineering workforce or enhance our technological capabilities. For example in September 2004, we acquired Estecom, a producer of TFT-LCD display products, and in August 2005 we acquired ConXtra, Inc., a product design and design manufacturing services provider. Any such future acquisitions or investments would expose us to the risks commonly encountered in acquisitions of businesses. Such risks include, among others:

•	problems integrating the purchased operations, technologies or products;

•	costs associated with the acquisition;

•	negative effects on profitability resulting from the acquisition;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience;

•	loss of key employees of the acquired business; and

•	litigation arising from the acquired company’s operations before the acquisition.

Our inability to overcome problems encountered in connection with any acquisition could divert the attention of management, utilize scarce corporate resources and otherwise harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed. Even if we do find suitable acquisition opportunities, we may not be able to consummate the acquisitions on commercially acceptable terms or realize the anticipated benefits of any acquisitions we do undertake.

We may not be able to maintain or improve our competitive position because of the intense competition in the markets we serve.

We conduct business in markets characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Our competitors include many large domestic and international companies that have substantially greater financial, technical, marketing, distribution and other resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be able to respond better to new or emerging technologies or standards and to changes in customer requirements. Further, some of our competitors are in a better financial and marketing position from which to influence industry acceptance of a particular industry standard or competing technology than we are. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower price.

We compete against semiconductor manufacturers that maintain captive memory module and card production capabilities, including Qimonda, Micron, Samsung and SanDisk. Our primary competitors in the memory module and card industry include Kingston, NetList, SimpleTech and Viking InterWorks, a Sanmina-SCI company. Our primary competitors in the embedded computing market are Artesyn, an Emerson company, Kontron and Radisys and in the TFT-LCD market we compete against Kortek and Tobis.

We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets with similar or alternative products, which may be less costly or provide additional features. In the personal computer, or PC, market in Asia, we expect to face increasing competition from local competitors such as A-Data and Ramaxel. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, some of our significant suppliers, including Samsung, Qimonda and Micron, are also our competitors, many of whom have the ability to manufacture competitive products at lower costs as a result of their higher levels of integration. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We expect that our competitors will continue to improve the performance of their current products, reduce their prices and introduce new products that may offer greater performance and improved pricing, any of which could cause a decline in sales or loss of market acceptance of our products. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our technology or products obsolete or uncompetitive.

Our success is dependent on achieving design wins into commercially successful OEM systems and the failure to achieve design wins or of OEM customers to incorporate our products in their systems could adversely affect our operating results and prospects.

Our products are generally incorporated into our OEM customers’ systems at the design stage. As a result, we rely on OEMs to select our products to be designed into their systems, which we refer to as a design win. We often incur significant expenditures in the development of a new product without any assurance that an OEM will select our product for design into its system. Additionally, in some instances, we are dependent on third parties to obtain or provide information that we need to achieve a design win. Some of these third parties may not supply this information to us on a timely basis, if at all. Furthermore, even if an OEM designs one of our products into its system, we cannot be assured that its product will be commercially successful or that we will receive any net sales as a result of that design win. Our OEM customers are typically not obligated to purchase our products and can choose at any time to stop using our products if their own systems are not commercially successful, if they decide to pursue other systems strategies, or for any other reason. If we are unable to achieve design wins or if our OEM customers’ systems incorporating our products are not commercially successful, our net sales would suffer.

Our business is dependent upon our OEM customers continuing to outsource the design and manufacturing of value added subsystems.

Historically, OEMs designed and manufactured subsystems, such as memory modules, in-house. In recent years, many OEMs have begun outsourcing the design and manufacturing of these subsystems. Our business is dependent upon our OEM customers continuing to outsource the design and manufacturing of these subsystems. Our OEM customers have the requisite capabilities and capital resources to bring the design and manufacturing of these value added subsystems in-house once again, which would cause our business to suffer.

Our future success is dependent on our ability to retain key personnel, including our executive officers, and attract qualified personnel. If we lose the services of these individuals or are unable to attract new talent, our business will be adversely affected.

Our future operating results depend in significant part upon the continued contributions of our key technical and senior management personnel, many of whom would be difficult to replace. We are particularly dependent on the continued service of Iain MacKenzie, our chief executive officer and president, and Jack A. Pacheco, our chief financial officer and senior vice president. Our future operating results also depend in significant part upon our ability to attract, train and retain qualified management, manufacturing and quality assurance, engineering, marketing, sales and support personnel. We are continually recruiting such personnel. However, competition for such personnel is intense, and there can be no assurance that we will be successful in attracting, training or retaining such personnel now or in the future. There may be only a limited number of persons with the requisite skills to serve in these positions and it may be increasingly difficult for us to hire such persons over time. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract, train and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party sales representatives to assist in selling our products, and the failure of these representatives to perform as expected could reduce our future sales.

We sell our products to some of our OEM customers through third-party sales representatives. Our relationships with some of our third-party sales representatives have been established recently, and we are unable to predict the extent to which our third-party sales representatives will be successful in marketing and selling our products. Moreover, many of our third-party sales representatives also market and sell competing products. Our third-party sales representatives may terminate their relationships with us at any time. Our future performance will also depend, in part, on our ability to attract additional third-party sales representatives that will be able to market and support our products effectively, especially in markets in which we have not previously sold our products. If we cannot retain our current third-party sales representatives or recruit additional or replacement third-party sales representatives, our net sales and operating results could be harmed.

If we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls over financial reporting, we may not be able to report our financial results accurately or detect fraud, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. Beginning with our fiscal year ending August 31, 2007, under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. While management evaluates the effectiveness of our internal controls on a regular basis, these controls may not always be effective. There are inherent limitations on the effectiveness of internal controls including collusion, management override, and failure of human judgment. Because of this, control procedures are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal controls or if management or our independent registered public accounting firm were to discover material weaknesses in our internal controls, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our share price.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources.

Compliance with Section 404 of the Sarbanes-Oxley Act and other public company requirements is costly and time-consuming. We are currently performing the system and process evaluation and testing required in order to prepare for the auditor attestation under Section 404. If we identify any issues in complying with those requirements (for example, if we or our accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs and expend significant management attention rectifying those issues. While we anticipate being able to fully implement the requirements of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission, or the SEC, or the NASDAQ Global Select Market. Any such action could adversely affect our financial results and the market price of our common stock.

Our indemnification obligations to our customers and suppliers for product defects could require us to pay substantial damages.

A number of our product sales and product purchase agreements provide that we will defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from product warranty claims or claims for injury or damage resulting from defects in our products. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not be adequate to cover all or any part of the claims asserted against us. A successful claim brought against us that is in excess of, or excluded from, our insurance coverage could substantially harm our business, financial condition and results of operations.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

Sales outside of the United States, Puerto Rico and Canada accounted for approximately 35%, 35%, 31%, and 30% of net sales in the three months ended November 30, 2006 and for 2006, 2005 and 2004, respectively. We anticipate that international sales will continue to constitute a meaningful percentage of our total net sales in future periods. In addition, a significant portion of our design and manufacturing is performed at our facilities in Brazil, the Dominican Republic, Malaysia and South Korea. We also have an arrangement with third parties in India and China for the manufacturing of memory modules under the SMART brand. As a result, our operations may be subject to certain risks, including changes in regulatory requirements, tariffs and other barriers, increased price pressure, timing and availability of export licenses, difficulties in accounts receivable collections, difficulties in protecting our intellectual property, natural disasters, difficulties in staffing and managing foreign operations, difficulties in managing distributors, difficulties in obtaining governmental approvals for products that may require certification, restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties, potentially adverse tax consequences and uncertainties relative to regional, political and economic circumstances.

We are also subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other charges or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Some of our customers’ purchase orders and agreements are governed by foreign laws, which often differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded. These factors may have a material adverse effect on our business, financial condition and results of operations.

Our inability to effectively manage our operations in foreign countries could harm our operating results.

A significant portion of our design and manufacturing operations are carried out outside of the United States through our foreign subsidiaries and at our foreign facilities, especially in Malaysia and increasingly in Brazil. Further, international sales have accounted for a significant portion of our overall sales. In some of the countries in which we operate or sell our products, it is difficult to recruit, employ and retain qualified personnel to manage and oversee our local operations, sales and other activities. Further, given our executive officers’ existing managerial burdens, their lack of physical proximity to the activities being managed and the inherent limitations of cross-border information flow, our executive officers who reside in the United States may be unable to effectively oversee the day-to-day management of our foreign subsidiaries and operations. The inability of or failure by our domestic and international management to effectively and efficiently manage our overseas operations could have a negative impact on our business and adversely affect our operating results.

Worldwide economic and political conditions may adversely affect demand for our products.

The last economic slowdown in the United States and worldwide adversely affected demand for our products. Although economic conditions have continued to improve since the second half of 2003, another decline in the worldwide semiconductor market or a future decline in economic conditions or consumer confidence in any significant geographic area would likely decrease the overall demand for our products, which could have a material adverse effect on us. For example, a decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. In addition, terrorist attacks may negatively affect our operations directly or indirectly and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, ultimately affecting our sales.

Also as a result of terrorism and/or threat from weapons of mass destruction, the United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, our supply chain and our ability to deliver products to our customers. Political and economic instability in some regions of the world, such as the Middle East or North Korea, could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility to the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable currency exchange rate fluctuations could result in our products becoming relatively more expensive to our overseas customers or increase our manufacturing costs, each of which could adversely affect our profitability.

Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in U.S. dollars, increases in the value of the U.S. dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to U.S. dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international sales or operations may contribute to fluctuations in our results of operations. In addition, as a result of our foreign sales and operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the U.S. dollar could result in significant increases in our costs that could have a material adverse effect on our business and results of operations.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could materially adversely affect our business and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters in Fremont, California is located near major earthquake fault lines. In addition, our manufacturing facilities in Aguada, Puerto Rico and Santo Domingo, Dominican Republic are located in hurricane-prone areas. In the event of a major earthquake or hurricane, or other natural or manmade disaster, we could experience business interruptions, destruction of facilities and/or loss of life, any of which could materially adversely affect our business and increase our costs and expenses.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, as well as our ability to operate without infringing the intellectual property of others.

We attempt to protect our intellectual property rights through trade secret laws, non-disclosure agreements, confidentiality procedures and employee disclosure and invention assignment agreements. To a lesser extent, we also protect our intellectual property through patents, trademarks and copyrights. It is possible that our efforts to protect our intellectual property rights may not:

•	prevent our competitors from independently developing similar products, duplicating our products or designing around the patents owned by us;

•	prevent third-party patents from having an adverse effect on our ability to do business;

•	provide adequate protection for our intellectual property rights;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent disclosure of our trade secrets and know-how to third parties or into the public domain;

•	prevent the challenge, invalidation or circumvention of our existing patents;

•	result in patents that lead to commercially viable products or provide competitive advantages for our products; and

•	result in issued patents and registered trademarks from any of our pending applications.

If any of our issued patents are found to be invalid or if any of our patent applications are rejected, our ability to exclude competitors from making, using or selling the same or similar products as us could be compromised. We have occasionally applied for and may in the future apply for patent protection in foreign countries. The laws of foreign countries, however, may not adequately protect our intellectual property rights. Many U.S. companies have encountered substantial infringement problems in foreign countries. Because we conduct a substantial portion of our operations and sell some of our products overseas, we have exposure to foreign intellectual property risks.

In addition, the semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. We believe that it may be necessary, from time to time, to initiate litigation against one or more third parties to preserve our intellectual property rights. From time to time, we have received, and may receive in the future, notices that claim we have infringed upon, misappropriated or misused other parties’ proprietary rights. Any of the foregoing events or claims could result in litigation. Such litigation, whether as plaintiff or defendant, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation is ultimately determined in our favor. In the event of an adverse result in such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of certain products, expend significant resources to develop or acquire non-infringing technology, discontinue the use of certain processes or obtain licenses to use the infringed technology. Product development or license negotiating would likely result in significant expense to us and divert the efforts of our technical and management personnel. We cannot assure you that we would be successful in such development or acquisition or that such licenses would be available on reasonable terms, or at all.

Our indemnification obligations for the infringement by our products of the intellectual property rights of others could require us to pay substantial damages.

We currently have in effect a number of agreements in which we have agreed to defend, indemnify and hold harmless our customers and suppliers from damages and costs which may arise from the infringement by our products of third-party patents, trademarks or other proprietary rights. We may periodically have to respond to claims and litigate these types of indemnification obligations. Any such indemnification claims could require us to pay substantial damages. Our insurance does not cover intellectual property infringement.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

Our operations and properties are subject to a variety of United States and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, fines and penalties, investments to upgrade our facilities, or curtailment of operations. We believe, based on current information, that any costs we may incur relating to environmental matters in the foreseeable future will not adversely affect us. However, the identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events may arise in the future and give rise to material environmental liabilities and related costs which could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to a variety of federal, state and foreign laws and regulatory regimes. Failure to comply with governmental laws and regulations could subject us to, among other things, mandatory product recalls, penalties and legal expenses which could have an adverse effect on our business.

Our business is subject to regulation by various federal and state governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the Federal Communications Commission, the anti-trust regulatory activities of the Federal Trade Commission, or FTC, and Department of Justice, the consumer protection laws of the FTC, the import/export regulatory activities of the Department of Commerce, the product safety regulatory activities of the Consumer Products Safety Commission, the regulatory activities of the Occupational Safety and Health Administration, the environmental regulatory activities of the Environmental Protection Agency, the labor regulatory activities of the Equal Employment Opportunity Commission and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. We are also subject to regulation in other countries where we conduct business. In certain jurisdictions, such regulatory requirements may be more stringent than in the United States. We are also subject to a variety of federal and state employment and labors laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the Worker Adjustment and Restructuring Notification Act, or WARN Act, which requires employers to give affected employees at least 60 days notice of a plant closing or a mass layoff, and other regulations related to working conditions, wage-hour pay, overtime pay, employee benefits, antidiscrimination and termination of employment.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties, or injunctions. In addition from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys’ fees and costs.

These enforcement actions could harm our business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Risks Related to our Debt

Our indebtedness could impair our financial condition and harm our ability to operate our business.

We are leveraged and have debt service obligations. At November 30, 2006, our total outstanding debt was $81.3 million. Also, we may incur additional debt in the future, subject to certain limitations contained in our debt instruments.

The degree to which we are leveraged could have important consequences including, but not limited to, the following:

•	it may limit our ability to service all of our debt obligations;

•	it may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	a significant portion of our cash flow from operations must be dedicated to the payment of interest and principal on our debt, which will reduce the funds available to us for our operations;

•	some of our debt is and will continue to be at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	our debt agreements contain, and any agreements to refinance our debt likely will contain, financial and restrictive covenants, and our failure to comply with them may result in an event of default which, if not cured or waived, could have a material adverse effect on us;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions; and

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry.

To service our debt, we will require a significant amount of cash and we may not be able to generate sufficient cash flow from operations to satisfy these obligations or to refinance these obligations on acceptable terms, or at all.

Our ability to generate cash depends on many factors beyond our control. Our ability to make payments on our debt and to fund working capital requirements, capital expenditures and research and development efforts will depend on our ability to generate cash in the future. Our historical financial results have been, and we expect our future financial results will be, subject to substantial fluctuation based upon a wide variety of factors, many of which are not within our control including, among others, those described in this section.

Unfavorable changes in any of these factors could harm our operating results and our ability to generate cash to service our debt obligations. If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Also, certain of these actions would require the consent of our lenders. The terms of our financing agreements contain limitations on our ability to incur debt. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

Our existing debt is subject to floating interest rates, which may cause our interest expense to increase and decrease cash available for operations and other purposes.

Our senior secured floating rate notes due 2012 and our borrowings under our senior secured credit facility are subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing our funds available for operations and other purposes. At November 30, 2006, we had $81.3 million in aggregate principal amount of our senior secured floating rate notes outstanding and the ability to incur up to an additional $35.0 million of indebtedness under our senior secured credit facility. Assuming the senior secured credit facility is fully drawn, holding other variables constant and excluding the impact of any hedging arrangements, each 1.0% increase in interest rates on our floating interest rate borrowings would result in an annual increase in interest expense and a decrease in our cash flows and income before taxes of approximately $1.2 million per year.

Restrictive covenants contained in our senior secured credit facility and the indenture relating to our senior secured floating rate notes may restrict our current and future operations, particularly our ability to respond to changes or to take some actions and our failure to comply with such covenants, whether due to events beyond our control or otherwise, could result in an event of default which could materially and adversely affect our operating results and our financial condition.

The indenture governing our senior secured floating rate notes contains various covenants that limit our ability to engage in certain transactions. In addition, our senior secured credit facility contains other and more restrictive covenants and prohibits us from voluntarily prepaying certain of our other indebtedness. Our senior secured credit facility also requires us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our senior secured credit facility and our senior secured floating rate notes.

If there were an event of default under our other debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to become due and payable immediately. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we were required to repurchase the notes or any of our other debt securities upon a change of control, that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under our senior secured credit facility, the lenders under our senior secured credit facility could proceed against the collateral securing that indebtedness, our senior secured floating rate notes and certain other indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Risks Related to this Offering and Our Ordinary Shares

The price of our ordinary shares may be volatile and subject to wide fluctuations.

The market price of the securities of technology companies has been especially volatile. Thus, the market price of our ordinary shares may be subject to wide fluctuations. If our net sales do not increase or increase less than we anticipate, or if operating or capital expenditures exceed our expectations and cannot be adjusted accordingly, or if some other event adversely affects us, the market price of our ordinary shares could decline. Broad market and industry factors may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. Factors that could cause fluctuations in our stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by us or by any securities analysts who might cover our stock, or our failure to meet the estimates made by securities analysts;

•	changes in the market valuations of other companies operating in our industry;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel; and

•	a general downturn in the stock market.

The market price of our stock also might decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we were to become the subject of securities class action litigation, it could result in substantial costs and a diversion of management’s attention and resources.

We may experience significant period-to-period quarterly and annual fluctuations in our net sales and operating results, which may result in volatility in our share price.

We may experience significant period-to-period fluctuations in our net sales and operating results in the future due to a number of factors and any such variations may cause our share price to fluctuate. It is likely that in some future period our operating results will be below the expectations of securities analysts or investors. If this occurs, our share price could drop significantly.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our sales and operating results, including:

•	the timing and volume of orders from our customers;

•	the rate of acceptance of our products by our customers, including the acceptance of design wins;

•	the demand for and life cycles of the products incorporating our products;

•	the rate of adoption of our products in the end markets we target;

•	cancellations or deferrals of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers;

•	changes in product mix; and

•	the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

Although we will no longer be a “controlled company” within the meaning of the rules of the NASDAQ Global Select Market following this offering, our principal investors will continue to exert substantial influence over us.

Upon the completion of this offering, Texas Pacific Group, Francisco Partners and Shah Capital Partners will collectively hold approximately 44.4% of our outstanding ordinary shares, or approximately 41.3% if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares. Even though these investors will own less than a majority of our outstanding ordinary shares after this offering, they will still continue to have significant influence over all matters submitted to our shareholders and significant control over our business policies and affairs. Pursuant to a shareholders’ agreement, Texas Pacific Group, Francisco Partners and Shah Capital Partners have the right to nominate for election a majority of our directors and the parties to the shareholders’ agreement have agreed, subject to certain minimum shareholding thresholds, to vote their ordinary shares to elect the persons so nominated to our board of directors. See “Certain Relationships and Related Party Transactions — Shareholders’ Agreement — Corporate Governance.” These rights of our principal investors do not affect the rights of our other shareholders, under our articles of association, to nominate our directors. In addition, each of Texas Pacific Group, Francisco Partners and Shah Capital Partners have agreed not to vote their ordinary shares for any amendment to our memorandum and articles of association unless all three of them also approve of such amendment.

The shareholders’ agreement also provides that we may not take certain significant actions without the approval of Texas Pacific Group, Francisco Partners and Shah Capital Partners, acting collectively, so long as they own at least 25% of our outstanding ordinary shares in the aggregate. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer, president and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, president, chief financial officer, or any other executive officer in any similar capacity;

•	amendments to the shareholders’ agreement or exercise or waiver of rights under the shareholders’ agreement;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions or the recapitalization, reclassification, redemption, repurchase or other acquisition of any of our or our subsidiaries’ securities;

•	any incurrence or refinancing of indebtedness in excess of $10 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy, the scope of our business or any of our material customer relationships.

In addition, the shareholders’ agreement provides that so long as Texas Pacific Group, Francisco Partners and Shah Capital Partners own in the aggregate at least 25% of our outstanding ordinary shares, we may not enter into certain related party transactions without the consent of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners.

Such powers could have the effect of delaying, deterring or preventing a change of control, business combination or other transaction that might otherwise be beneficial to our shareholders. Our principal investors, acting collectively, also are not prohibited from selling a controlling interest in us to a third party or a participant in our industry. For additional information regarding our relationship with our principal investors, you should read the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Our articles of association do not provide for shareholder proposals other than nominations to our board of directors and do not explicitly provide for periodic elections of our directors, each of which could negatively affect the ability of shareholders to exercise control over us.

Other than nominations to our board of directors, our articles of association do not provide for a means by which shareholders can propose resolutions for consideration by the other shareholders, including for example, amendments to our articles of association. Further, our articles of association do not explicitly provide for periodic elections of our directors. Although shareholders may nominate directors in connection with our annual shareholders’ meeting, unless we receive such nominations, each of our directors will continue to serve until his death, disability, retirement, resignation or removal (with or without cause) by the other directors or by the vote of shareholders who hold a majority of our shares in favor of a resolution proposed by our board of directors. These provisions could negatively affect the ability of shareholders to exercise control over us. Notwithstanding the absence of specific provisions for periodic election of directors by shareholders, all of our current directors will stand for election at our 2007 annual meeting of shareholders. However, there is no guarantee that any director elected will stand for re-election at any time in the future or that subsequent vacancies on the Board will not be filled by appointment by other directors.

Our principal investors and the persons whom they nominate to our board of directors may have interests that conflict with our interests and the interests of our other shareholders.

Texas Pacific Group, Francisco Partners and Shah Capital Partners and the persons whom they nominate as directors to our board of directors may have interests that conflict with, or are divergent from, our own and those of our other shareholders. Upon completion of this offering, Texas Pacific Group, Francisco Partners and Shah Capital Partners, will be the holders of an aggregate of 44.4% of our outstanding ordinary shares, or approximately 41.3% if the underwriters exercise their over-allotment option in full. They have invested in or acquired other businesses that are involved in the semiconductor industry and may invest in or acquire others in the future. Conflicts of interest between our principal investors and us or our other shareholders may arise. Our memorandum and articles of association do not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest, or to ensure that potential business opportunities that may become available to both our principal investors and us will be reserved for, or made available to, us. If an actual or potential conflict of interest develops involving one of our directors, our corporate governance guidelines provide that the director must report the matter immediately to our board of directors and audit committee for evaluation and appropriate resolution. Further, such director must recuse himself or herself from participation in the related discussion and abstain from voting on the matter. Nonetheless, conflicts of interest may not be resolved in a manner favorable to us or our other shareholders. In addition, our principal investors’ substantial share ownership may adversely affect the trading price of our ordinary shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. See the section of this prospectus captioned “Principal and Selling Shareholders” for a more detailed description of our share ownership.

Future sales of shares could depress our share price.

If our existing shareholders sell substantial amounts of our ordinary shares in the public market following this offering, the market price of our ordinary shares could decline. Based on shares outstanding as of November 30, 2006, upon completion of this offering we will have outstanding approximately 58,974,284 ordinary shares. We are a party to a shareholders’ agreement that provides for registration rights with respect to the 26,826,283 of our ordinary shares that will be held by certain shareholders, including Texas Pacific Group, Francisco Partners and Shah Capital Partners upon completion of this offering. If our principal investors sell a large number of shares, the market price of our ordinary shares could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these investors might sell our ordinary shares could depress the market price of the ordinary shares. See the section of this prospectus captioned “Shares Eligible for Future Sale” for more detailed information. Additionally, we may sell or issue additional shares of ordinary shares in subsequent public offerings or in connection with acquisitions, which will result in additional dilution and may adversely affect market prices for our ordinary shares.

Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that restrict the ability of our shareholders to call meetings, make shareholder proposals and provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares. These provisions could deter, delay or prevent a third party from acquiring control of us in a tender offer or similar transactions, even if such transaction would benefit our shareholders.

We are a Cayman Islands company and, because the rights of shareholders under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; or

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which are protected by the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events and generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Any or all of our forward-looking statements included or incorporated by reference in this prospectus may turn out to be incorrect, possibly to a material degree. Such statements can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual results may vary materially. Investors are cautioned not to place undue reliance on any forward-looking statements.

Investors should also understand that it is not possible to predict or identify all the risks and uncertainties that could affect future events and should not consider the following list to be a complete statement of all potential risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	the cyclical nature of the markets in which we compete;

•	a decline in our average selling prices;

•	demand for our products and services from our OEM customers;

•	the loss of, or a reduction in sales to, any of our key customers;

•	our inability to deliver new and enhanced products and services on a timely basis;

•	our sales, operating results and anticipated cash flows;

•	fluctuations in demand in the computing, networking, communications, printer, storage and industrial markets;

•	our ability to enter and succeed in new markets, such as the TFT-LCD market;

•	our ability to accurately forecast customer demand;

•	availability, terms and deployment of capital;

•	our potential need for additional capital or the need for refinancing existing indebtedness;

•	our dependence on certain components in our products which we obtain from a limited number of suppliers;

•	consolidation among our competition and in our industry;

•	the extent to which we experience production delays or have yield or other problems at our existing or new manufacturing facilities;

•	the impact of any acquisitions we may make;

•	competition from other companies in our industry;

•	loss of key executives or employees;

•	changes in political, social and economic conditions and local regulations, particularly outside of the United States;

•	our inability to effectively manage our operations, particularly outside of the United States;

•	disruptions in international markets, including changes in foreign currency exchange rates;

•	protection of and litigation over intellectual property rights;

•	legal and regulatory proceedings and developments;

•	the success of our third party sales representatives;

•	our ability to satisfy our debt service obligations;

•	certain covenants in our debt documents;

•	the other factors described under the heading titled “Risk Factors;” and

•	other factors over which we have little or no control.

The foregoing factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders.

DIVIDEND POLICY

We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our ordinary shares is prohibited by our credit facility and is restricted by the indenture relating to our senior secured floating rate notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “SMOD”. The following table summarizes the high and low sales prices for our ordinary shares as reported by the NASDAQ Global Select Market, beginning on the day our ordinary shares first traded, February 3, 2006.

	High		Low

Fiscal Year 2006
First quarter	$	N/A	$	N/A
Second quarter		$9.09		$8.00
Third quarter		$9.73		$7.90
Fourth quarter		$9.79		$6.98
Fiscal Year 2007
First quarter		$11.75		$8.77
Second quarter (through December 22, 2006)		$13.43		$11.10

On December 22, 2006, the closing price of our ordinary shares on the NASDAQ Global Select Market was $12.43. As of November 30, 2006, there were 58,974,284 ordinary shares outstanding and we had approximately 2200 shareholders of record.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term debt and consolidated capitalization as of November 30, 2006.

You should read this table along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and our financial statements and related notes appearing elsewhere in this prospectus.

As of November 30,
2006
(In thousands, except
share data)

Cash and cash equivalents	$94,005

Short-term debt:
Revolving line of credit(1)	$—

Long-term debt:
Senior secured floating rate notes due 2012	$81,250
Shareholders’ equity:
Ordinary shares, $0.00016667 par value; 600,000,000 shares authorized; 58,954,284 shares issued and outstanding	10
Additional paid-in capital	86,599
Deferred stock based compensation	(492)
Accumulated other comprehensive income	451
Retained earnings	76,470

Total shareholders’ equity	163,038

Total capitalization	$244,288

(1)	As of November 30, 2006, additional borrowings of up to $35.0 million were available for general corporate purposes under our revolving line of credit.

SELECTED CONSOLIDATED FINANCIAL DATA

On April 16, 2004, SMART and its subsidiaries acquired the business unit known as SMART Modular Technologies, Inc., or SMART Modular, from Solectron. Selected financial data for the periods prior to and including April 16, 2004 are referred to as the “Predecessor Business” financial data and are derived from the combined financial statements of SMART Modular. We have derived the statement of operations data for the period from September 1, 2003 to April 16, 2004 and the period from April 17, 2004 to August 31, 2004 and years ended August 31, 2005 and 2006, and the balance sheet data as of August 31, 2005 and 2006, from our audited financial statements, which have been audited by KPMG LLP and are included elsewhere in this prospectus. We have derived the statement of operations data for the year ended August 31, 2003 and 2002 and the balance sheet data as of August 31, 2004, 2003 and 2002, from our audited financial statements, which have been audited by KPMG LLP and are not included in this prospectus. The statement of operations data for the three months ended November 30, 2005 and 2006 and the balance sheet data as of November 30, 2006 have been derived from unaudited condensed consolidated financial statements that are included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary to state fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of results to be expected for future periods and interim results are not necessarily indicative of results to be expected for the entire year.

In making comparisons of our financial operating performance, it is important to be aware of the impact restructuring and impairment charges and changes to a services agreement had on the financial data presented below. In each of the periods presented other than the year ended August 31, 2006 and three months ended November 30, 2005 and 2006, we incurred restructuring and impairment charges. In April 2004, we began reporting all revenue for a customer program on a net revenue basis as a result of changes to the terms of our existing customer contract. For more information, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations” and “— Critical Accounting Policies — Revenue Recognition” as well as Notes 1(f) and 12 to our audited financial statements and Note 1 to our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Reporting services revenue on a net basis has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. We use a 52- to 53-week fiscal year ending on the last Friday in August and a 13- to 14-week fiscal quarter ending on the last Friday of the calendar quarter. For ease of presentation, we have indicated our fiscal year as ending on August 31 and our first fiscal quarter as ending on November 30 of each year presented.

The selected financial data set forth below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

	Predecessor Business			Successor Business
			Period from
			September 1,	Period from
	Fiscal Year Ended		2003	April 17 to	Fiscal Year Ended		Three Months Ended
	August 31,		to April 16,	August 31,	August 31,		November 30,
	2002	2003	2004	2004	2005	2006	2005	2006
	(In thousands, except per share data)

Statement of Operations Data:
Net sales	$626,363	$828,381	$659,171	$233,677	$607,299	$707,406	$158,262	$237,170
Cost of sales	583,581	751,534	602,098	203,720	505,983	580,835	127,661	199,258

Gross profit	42,782	76,847	57,073	29,957	101,316	126,571	30,601	37,912
Operating expenses:
Research and development	13,830	12,512	9,012	4,447	9,697	15,545	3,468	4,040
Selling, general and administrative	51,083	46,447	29,454	18,151	46,636	54,917	12,902	14,254
Advisory service agreements’ fees	—	—	—	913	2,588	10,303	750	—
Impairment of goodwill	—	—	43,302	—	—	—	—	—
Restructuring and impairment costs	8,332	8,221	6,224	1,300	880	—	—	—

Total operating expenses	73,245	67,180	87,992	24,811	59,801	80,765	17,120	18,294

Income (loss) from operations	(30,463)	9,667	(30,919)	5,146	41,515	45,806	13,481	19,618
Interest income (expense), net	14,209	7,685	170	(927)	(6,998)	(15,153)	(2,982)	(2,087)
Other income (expense), net	(1,581)	(52)	(148)	451	481	2,567	131	(71)

Total other income (expenses)	12,628	7,633	22	(476)	(6,517)	(12,586)	(2,851)	(2,158)

Income (loss) before provision (benefit) for income taxes	(17,835)	17,300	(30,897)	4,670	34,998	33,220	10,630	17,460
Provision (benefit) for income taxes	(9,903)	29,320	2,301	1,255	8,802	914	1,284	2,907

Net income (loss)	$(7,932)	$(12,020)	$(33,198)	$3,415	$26,196	$32,306	$9,346	$14,553

Net income per ordinary share, basic				$0.07	$0.54	$0.60	$0.19	$0.25

Shares used in computing basic net income per ordinary share				48,872	48,872	54,265	49,071	58,663

Net income per ordinary share, diluted				$0.07	$0.49	$0.55	$0.17	$0.23

Shares used in computing diluted income per ordinary share				50,745	53,531	59,189	53,738	63,488

	Predecessor Business			Successor Business
	August 31,	August 31,	April 16,	August 31,	August 31,	August 31,	November 30,
	2002	2003	2004	2004	2005	2006	2006
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents	$33,326	$44,654	$17,887	$36,747	$75,970	$85,620	$94,005
Working capital	333,137	360,021	80,531	49,681	132,165	181,031	199,798
Total assets	567,420	600,104	257,056	288,040	321,061	426,456	466,665
Total long-term debt	—	—	—	—	125,000	81,250	81,250
Total shareholders’ equity	447,264	426,578	88,325	76,594	38,883	146,895	163,038

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and related notes and other financial information, which appear elsewhere in this prospectus. The following discussion contains forward looking statements that involve risks and uncertainties. See the disclosure regarding “Forward-Looking Statements.” Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those factors discussed below and elsewhere in this prospectus.

We use a 52- to 53-week fiscal year ending on the last Friday in August and a 13- to 14-week fiscal quarter ending on the last Friday of the calendar quarter. For ease of presentation, we have indicated our fiscal year as ending on August 31 and our first fiscal quarter as ending on November 30 of each year presented. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year.

Overview

We are a leading independent designer, manufacturer and supplier of value added subsystems to OEMs. Our subsystem products include memory modules, embedded computing and TFT-LCD display products that we offer to customers worldwide. We also provide our customers with comprehensive design, manufacturing, testing and logistics services. Our products and services are used for a variety of applications in the computing, networking, communications, printers, storage and industrial markets worldwide. Products that incorporate our subsystems include servers, routers, switches, storage systems, workstations, PCs, notebooks, printers and gaming machines. Generally, an increase in overall unit demand by end users for, and an increase in memory content in, products that incorporate our subsystems should have a positive effect on our financial condition and results of operations. We offer more than 500 standard and custom products to leading OEMs, including Hewlett-Packard, Cisco Systems, Motorola and Dell. We maintain a strong global footprint with low-cost manufacturing capabilities through our facilities in Malaysia, Brazil and the Caribbean, as well as through our agreements with third-party manufacturers in India and China. Our global operations enable us to rapidly respond to our customers’ requirements worldwide.

In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands. Since the acquisition of SMART Modular, we have repositioned our business by focusing on the delivery of higher value added products, diversifying our end markets, refocusing on more technical and engineered products and solutions, migrating manufacturing to low cost regions and rationalizing our expenses. For example, in connection with diversifying our end markets, we acquired Estecom, a producer of TFT-LCD display products, and ConXtra, Inc., a product design and design manufacturing services provider. We also completed our new manufacturing facility in São Paulo, Brazil into which we import finished wafers and package them first into memory integrated circuits, or ICs, and then into memory modules. This initiative is part of our strategy to extend our existing business vertically, where it gives us a competitive advantage, to become a more comprehensive solutions provider.

In February 2006, we sold 9,090,909 of our ordinary shares in an initial public offering at an offering price of $9.00 per share, resulting in total proceeds of $74.2 million, net of underwriters’ discounts and offering expenses.

Key Business Metrics

The following is a brief description of the major components of the key line items in our financial statements.

Net Sales

We generate our product revenues from sales of our subsystems, including memory modules and flash memory cards, embedded computing boards and TFT-LCD display products, principally to leading computing, networking, communications, printer, storage and industrial OEMs. Sales of our products are generally made pursuant to purchase orders rather than long-term commitments. We generate service revenue from a limited number of customers by providing procurement and logistics services. Our net sales are dependent upon demand in the end markets that we serve and fluctuations in end-user demand can have a rapid and material effect on our net sales. Furthermore, sales to relatively few customers have accounted, and we expect will continue to account, for a significant percentage of our net sales in the foreseeable future. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, our ten largest OEM customers accounted for 79%, 78%, 79% and 86% of net sales, respectively.

Cost of Sales

The most significant components of cost of sales are materials, fixed manufacturing costs, labor and depreciation. Increases in capital expenditures may increase our future cost of sales due to higher levels of depreciation expense. Cost of sales also includes any inventory write-downs. We may write-down inventory for a variety of reasons, including obsolescence, excess quantities and declines in market value below our cost.

Research and Development Expenses

Research and development expenses consist primarily of the costs associated with the design and testing of new products. These costs relate primarily to compensation of personnel involved with development efforts, materials and outside design and testing services. Our customers typically do not separately compensate us for design and engineering work involved in developing custom products for them. We expect our research and development expenses to increase in fiscal 2007, principally as a result of increased spending on engineering efforts related to our embedded computing and TFT-LCD display products.

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses consist primarily of personnel costs (including salaries, performance-based bonuses, commissions and employee benefits), facilities and equipment costs, costs related to advertising and marketing and other support costs including utilities, insurance and professional fees. We anticipate that our general and administrative expenses will increase in fiscal 2007, as we incur increased accounting and legal expenses associated with compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Impact of Change to a Services Agreement on Net Revenue Reporting

In April 2004, our role in an arrangement with one of our largest customers changed from a supplier of product to a provider of procurement and logistical services. Consequently, we amended our contract with this customer so that if the customer cancels an order or does not reschedule an order within a specified period, the customer is obligated to pay for the order. Accordingly we do not bear the risk associated with carrying obsolete or unsaleable inventory that was purchased by us pursuant to the terms of the contract. Prior to this contract amendment, we bore the risk associated with carrying obsolete or unsaleable inventory that was purchased for this customer. In addition, the warranty provision was amended such that if a warranty claim arises, the customer is only entitled to the same warranty terms as those provided to us by the supplier. Prior to this contract amendment, we provided warranty coverage for products shipped to this customer exclusive of any that would have been provided by the supplier. Prior to these contract changes, revenue from this program was classified as product revenue.

As a result of these changes, we began accounting for revenue from this program on a net basis and began classifying revenue under this program as service revenue. Service revenue, which is reported on a net basis, has had no impact on our gross profit, operating expenses, net income (loss) or cash flow. As a result of this change, gross amounts billed to customers for service transactions totaled approximately $272.5 million and $186.4 million for the three months ended November 30, 2006 and 2005, respectively. Total service revenue recorded for the three months ended November 30, 2006 and 2005 amounted to approximately $12.7 million and $10.4 million, respectively. Gross billings amounting to $347.4 million and related cost of sales of $325.5 million have been classified as $21.9 million of net service revenue for the year ended August 31, 2006 for this customer. Gross billings amounting to $386.1 million and related cost of sales of $364.0 million for this customer have been classified as $22.1 million of net service revenue for the year ended August 31, 2005. Gross billings amounting to $138.6 million and related cost of sales of $130.5 million for this customer have been classified as $8.1 million of net service revenue for the period from April 17 to August 31, 2004. For more information, please refer to “— Critical Accounting Policies — Revenue Recognition” as well as Note 1(f) to our audited financial statements which are included elsewhere in this prospectus.

Basis of Presentation

Our business was originally founded in 1988 under SMART Modular, which became a publicly traded company in 1995. SMART Modular was acquired by, and became a subsidiary of, Solectron in 1999. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us.

The financial statements for periods prior to April 17, 2004 have been prepared from our historical records and reflect the allocation policies adopted by Solectron and us for various costs and activities. The costs were allocated by Solectron on a “pro-rata” basis, based on the relative value added revenue (revenue less material costs) of each subsidiary to total Solectron value added revenue. We believe that the method used by Solectron to allocate such costs was reasonable and that the costs that SMART Modular would have incurred as a stand-alone entity would not have been materially different, in the aggregate, than the operating costs presented in its financial statements for periods prior to April 17, 2004. However, the financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented.

In the discussion of our financial statements for the year ended August 31, 2004 in this section, we refer to the financial statements for 2004 as “combined” for comparative purposes. These combined financial results for 2004 represent the sum of the financial data for our predecessor business when SMART Modular operated as a subsidiary of Solectron (Predecessor Business) for the period from September 1, 2003 through April 16, 2004 and the financial data for SMART Modular Technologies (WWH), Inc., or SMART (Successor Business), for the period commencing April 17, 2004 through August 31, 2004. These combined financial results are for informational purposes only and do not purport to be a presentation in accordance with accounting principles generally accepted in the United States of America or to represent what our financial position and results of operations would have actually been in such periods had we operated as an independent company for all of the periods presented.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our financial statements. We evaluate our estimates on an ongoing basis, including those related to our net sales, inventories, asset impairments, restructuring charges, income taxes, and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been reasonably consistent with management’s expectations, the actual results may differ in the future from these estimates or our estimates may be affected by different assumptions or conditions.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Revenue Recognition

Our product revenues are derived from the sale of value added subsystems, including memory modules and cards, embedded computing boards and TFT-LCD display products, which we design and manufacture. We recognize revenue primarily upon shipment, following receipt of written purchase orders, when the price is fixed or determinable, title has transferred, product acceptance has occurred and collection of resulting receivables is reasonably assured. Products are shipped and sold based upon purchase orders from customers. Amounts billed to customers related to shipping and handling are classified as sales, while costs incurred by us for shipping and handling are classified as cost of sales.

Our service revenue consists of procurement and logistics services. The terms of our contracts vary, but we generally recognize service revenue upon the completion of the contracted services, typically upon shipment of the product. Our service revenue is accounted for on an agency basis in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Service revenue for these arrangements is typically based on material procurement costs plus a fee for any services provided. We determine whether to report revenue on a net or gross basis depending on a number of factors, including whether we are the primary obligor in the arrangement; have general inventory risk; have the ability to set the price; have the ability to determine who the suppliers are; can physically change the product; or have credit risk.

The following is a summary of our net sales and gross billings:

	Fiscal Year Ended August 31,
	2004			Three Months Ended November 30,
	Combined(2)	2005	2006	2005	2006
	(In thousands)

Product net sales	$875,140	$568,462	$663,667	$147,859	$224,448
Service revenue	17,708	38,837	43,739	10,403	12,722

Net sales	892,848	607,299	707,406	158,262	237,170
Plus: Related cost of sales(1)	484,556	742,710	773,786	175,998	259,736

Gross billings to customers	$1,377,404	$1,350,009	$1,481,192	$334,260	$496,906

(1)	Represents cost of sales netted against sales accounted for on an agency basis.

(2)	The combined financial results for 2004 represent the sum of the financial data for our Predecessor Business for the period from September 1, 2003 through April 16, 2004 and the financial data for SMART for the period commencing April 17, 2004 through August 31, 2004 for 2004. The combined financial data for 2004 is presented to facilitate comparison with other periods and does not purport to be a presentation in accordance with accounting principles generally accepted in the United States of America.

Accounts Receivable

We evaluate the collectibility of accounts receivable based on a combination of factors. When we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance against amounts due and, thereby, reduce the net recognized receivable to the amount we reasonably believe will be collected. Increases to the allowance for bad debt are recorded as a component of general and administrative expenses. For all other customers, we record an allowance for doubtful accounts based on a combination of factors including the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment, and historical experience.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product family. Among other factors, we consider historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. We adjust remaining balances to approximate the lower of our manufacturing cost or market value. Inventory cost is determined on a first-in, first-out basis and includes material, labor, and manufacturing overhead. From time to time, our customers may request that we purchase quantities of raw materials for specific programs. Such inventory purchases are evaluated for excess quantities and potential obsolescence and could result in a provision at the time of purchase. The portion, if any, of slow moving inventory estimated to be sold beyond one year from the balance sheet date, is classified as non-current inventory and included in non-current assets in our consolidated balance sheets. Our provisions for excess and obsolete inventory are also impacted by our contractual arrangements with our customers, including our ability or inability to re-sell such inventory to them. If actual market conditions or our customers’ product demands are less favorable than those projected or if our customers are unwilling or unable to comply with any contractual arrangements related to their purchase of inventory, additional provisions may be required and would have a negative impact on our gross margins in that period. We have had to write-down inventory in the past for reasons such as obsolescence, excess quantities and declines in market value below our costs, and we may be required to do so from time to time in the future.

Restructuring Charges

We record and account for our restructuring activities following formally approved plans that identify the actions and timeline over which the restructuring activities will occur. Restructuring charges include estimates pertaining to employee severance and fringe benefit costs, facility exit costs, subleasing assumptions and operations restructuring accruals; and adjustments to these estimates are made when changes in facts and circumstances suggest actual amounts will differ from our estimates. Although we do not anticipate significant changes, actual costs may differ from our original or revised estimates. These changes in estimates can result in increases or decreases to our results of operations in future periods and would be presented on the restructuring and impairment costs line of our consolidated and combined statements of operations.

Income Taxes

Successor Business.  We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded or reduced to value tax assets at an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs. U.S. income and foreign withholding taxes are not provided on that portion of unremitted earnings of foreign subsidiaries expected to be reinvested indefinitely.

Predecessor Business.  Prior to April 16, 2004, SMART Modular was a member of an affiliated group and accordingly, its federal taxable income or loss is included in the consolidated federal income tax return filed by Solectron. SMART Modular is also included in certain state returns of Solectron. For the period from September 1, 2003 to April 16, 2004, SMART Modular calculated its provision on a stand-alone basis.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or fair value, less cost to sell.

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. This statement requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. Effective September 1, 2005, we adopted SFAS 123R and applied the prospective method. The key assumptions used in applying the provisions of SFAS 123R and the impact of adoption are described in Note 1(p) to our condensed consolidated financial statements, which are included elsewhere in this prospectus.

Successor Business.  Prior to the adoption of SFAS No. 123R, we applied the intrinsic-value-based method of accounting for employee stock-based compensation as prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issues to Employees, and related interpretations including FASB Interpretation No. (FIN) 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, to account for our fixed-plan stock options. Under this method, compensation expense is recorded only if the deemed fair value of the underlying stock exceeded the exercise price on the date of grant.

Predecessor Business.  Prior to the Acquisition, SMART Modular participated in the stock-based compensation plans of Solectron and accounted for its participation in those stock-based compensation plans using the intrinsic value method prescribed in APB 25.

Results of Operations

The following is a summary of our results of operations for 2004, 2005, and 2006 and the three months ended November 30, 2005 and 2006.

	Fiscal Year Ended August 31,
	2004			Three Months Ended November 30,
	Combined(1)	2005	2006	2005	2006
	(In millions)

Net sales	$892.8	$607.3	$707.4	$158.3	$237.2
Cost of sales	805.8	506.0	580.8	127.7	199.3

Gross profit	$87.0	$101.3	$126.6	$30.6	$37.9
Operating expenses:
Research and development	$13.4	$9.7	$15.5	$3.5	$4.0
Selling, general and administrative	47.6	46.6	54.9	12.9	14.3
Advisory service agreements’ fees	0.9	2.6	10.3	0.8	—
Impairment of goodwill	43.3	—	—	—	—
Restructuring and impairment costs	7.5	0.9	—	—	—

Total operating expenses(2)	112.7	59.8	80.8	17.1	18.3

Income (loss) from operations	(25.7)	41.5	45.8	13.5	19.6
Interest income (expense), net	(0.8)	(7.0)	(15.2)	(3.0)	(2.1)
Other (expense) income, net	0.3	0.5	2.6	0.1	(0.1)

Total other income (expense), net	(0.5)	(6.5)	(12.6)	(2.9)	(2.2)

Income (loss) before provision for income taxes	(26.2)	35.0	33.2	10.6	17.5
Provision for income tax	3.6	8.8	0.9	1.3	2.9

Net income (loss)	$(29.8)	$26.2	$32.3	$9.3	$14.6

(1)	The combined financial results for 2004 represent the sum of the financial data for our Predecessor Business for the period from September 1, 2003 through April 16, 2004 and the financial data for SMART for the period commencing April 17, 2004 through August 31, 2004. The combined financial data for 2004 is presented to facilitate comparison with other periods and does not purport to be a presentation in accordance with accounting principles generally accepted in the United States of America.

(2)	Summations may not compute precisely due to rounding.

Three Months Ended November 30, 2006 as Compared to the Three Months Ended November 30, 2005

Net Sales.  Net sales for the three months ended November 30, 2006 were $237.2 million, or a 50% increase from $158.3 million for the three months ended November 30, 2005. This increase was primarily due to a $74.7 million increase in net sales to our OEM customers which was in turn driven primarily by higher average selling prices. Included in net sales for the three months ended November 30, 2006 is $1.8 million of sales, the corresponding cost of sales of which were recorded in a prior period, related to products shipped in the fourth quarter of fiscal 2006 under a customer arrangement for which the fee was not fixed or determinable, or collectibility reasonably assured at the time of sale.

Cost of Sales.  Cost of sales for the three months ended November 30, 2006 was $199.3 million, or a 56% increase from $127.7 million for the three months ended November 30, 2005. Cost of sales as a percent of net sales increased to 84% for the three months ended November 30, 2006, from 81% for the three months ended November 30, 2005. The $71.6 million increase in cost of sales was principally due to the overall increase in net sales to our OEM customers. Included in cost of sales for the three months ended November 30, 2006 is approximately $1.3 million related to products shipped under a customer arrangement with no corresponding revenue, as the related revenue has been deferred to future periods because the fee was not fixed or determinable, or collectibility reasonably assured, at the time of sale.

Gross Profit.  Gross profit for the three months ended November 30, 2006 was $37.9 million, or a 24% increase from $30.6 million for the three months ended November 30, 2005. Gross margin decreased from 19% for the three months ended November 30, 2005 to 16% for the three months ended November 30, 2006. The increase in gross profit was primarily due to the higher net sales to our OEM customers, while the decrease in gross margin was principally due to higher average selling prices.

Research and Development Expenses.  Research and development expenses for the three months ended November 30, 2006 were $4.0 million, or a 14% increase from $3.5 million for the three months ended November 30, 2005. This increase was primarily due to headcount and annual pay raise increases of approximately $0.6 million.

Selling, General and Administrative Expenses.  Selling, general and administrative, or SG&A, expenses for the three months ended November 30, 2006 were $14.3 million, or an 11% increase from $12.9 million for the three months ended November 30, 2005. This change was mainly the result of a net increase in SG&A headcount and annual payroll expenses of approximately $0.7 million, approximately $0.3 million increase in stock-based compensation expense and approximately $0.4 million increase in commission and travel expenses.

Advisory Service Agreements’ Fees.  We did not incur fees under the advisory service agreements for the three months ended November 30, 2006. We incurred $0.8 million in such fees for the three months ended November 30, 2005. Our obligation to pay annual fees under these agreements was terminated in February 2006.

Interest Expense, Net.  Net interest expense for the three months ended November 30, 2006 was $2.1 million, compared to $3.0 million for the three months ended November 30, 2005. This decrease was principally due to the redemption of $43.8 million aggregate principal amount of our senior secured floating rate notes during our third quarter of fiscal 2006.

Other Income (Expense), Net.  Net other income (expense) for the three months ended November 30, 2006 was $(0.1) million compared to approximately $0.1 million for the three months ended November 30, 2005. This $0.2 million decrease in other income was primarily due to a $0.1 million gain on disposal of assets in the first quarter of fiscal 2006.

Provision for Income Taxes.  The effective tax rates for the three months ended November 30, 2006 and 2005 were approximately 17% and 12%, respectively. The effective tax rate differs from the 35% U.S. statutory tax rate principally due to profits being generated in non-U.S., lower tax rate jurisdictions. The principal cause of the 5% increase in our effective tax rate was a non-recurring reduction of our effective tax rate by 6% in connection with the approval of our tax exemption in Puerto Rico during the three months ended November 30, 2005.

Fiscal Year Ended August 31, 2006 Compared to Fiscal Year Ended August 31, 2005

Net Sales.  Net sales for 2006 were $707.4 million, or a 16% increase from $607.3 million for 2005. The $100.1 million increase was primarily due to an overall growth in net sales to our OEM customers, including a $36.5 million increase in net sales to one of our largest customers. This increase in net sales was primarily driven by an increase in unit sales volume. In 2004, 2005 and 2006, our logistics and service offerings accounted for approximately 2.0%, 6.4% and 6.2% of net sales, respectively. We do not expect that such revenues will materially increase in 2007 or subsequent periods.

Cost of Sales.  Cost of sales for 2006 was $580.8 million, or a 15% increase from $506.0 million for 2005. Cost of sales as a percent of net sales decreased to 82% for 2006, from 83% for 2005. The $74.8 million increase in cost of sales was principally due to increases in cost of sales to our OEM customers, $32.2 million of which was attributable to one of our largest customers. Included in cost of sales in 2006 is approximately $1.6 million related to products shipped under a customer arrangement with no corresponding revenue, as the fee was not fixed or determinable, or collectibility reasonably assured, at the time of sale.

Gross Profit.  Gross profit for 2006 was $126.6 million, or a 25% increase from $101.3 million for 2005. Gross margin increased from 17% for 2005 to 18% for 2006. The increase in both gross profit and gross margin was primarily due to the higher net sales to OEM customers, which resulted in a $28.2 million gross profit increase, $15.8 million of which was attributable to sales to one of our largest customers.

Research and Development Expenses.  Research and development, or R&D expenses for 2006 were $15.5 million, or a 60% increase from $9.7 million for 2005. This increase was primarily due to headcount and annual pay raise increases of approximately $1.9 million, approximately $0.6 million in stock-based compensation expense incurred during 2006 in connection with our adoption of SFAS No. 123R and approximately $1.4 million in R&D cost reimbursement during 2005, related to a manufacturing service agreement which ended in late 2005. The remaining $1.9 million of the increase was primarily attributable to increases in other R&D initiatives.

Selling, General and Administrative Expenses.  Selling, general and administrative, or SG&A expenses for 2006 were $54.9 million, or an 18% increase from $46.6 million for 2005. This change was mainly the result of a net increase in SG&A headcount and annual payroll expense of approximately $3.2 million, approximately $1.0 million increase in stock-based compensation expense incurred during 2006 in connection with our adoption of SFAS No. 123R, as well as approximately $1.0 million in SG&A cost reimbursement during 2005, related to a manufacturing service agreement which ended in late 2005, together with approximately $1.5 million in lower bad debt expense during 2005.

Advisory Service Agreements’ Fees.  Fees from the advisory service agreements for 2006 were $10.3 million, compared to $2.6 million for 2005. During 2006, fees from advisory service agreements included a $9.0 million charge to terminate our obligation to pay annual fees under these agreements, as well as approximately $1.3 million in advisory service fees incurred for the period from September 1, 2005 through February 8, 2006.

Restructuring and Impairment Costs.  No restructuring or impairment costs were incurred in 2006. Restructuring and impairment costs for 2005 consisted of $0.4 million for the impairment and other exit costs and $0.4 million for severance and related benefit costs, which were incurred primarily from the discontinuation of our communication products.

Interest Expense, Net.  Net interest expense for 2006 was $15.2 million, compared to $7.0 million for 2005. This increase was principally due to interest expense of approximately $17.3 million incurred in 2006 in connection with our senior secured floating rate notes issued in March 2005, versus approximately $8.0 million in interest expense incurred in 2005 on our senior secured floating rate notes and our revolving line of credit balances outstanding, together with $5.9 million of interest charges that we incurred during 2006, in connection with the redemption of $43.8 million aggregate principal amount of our senior secured floating rate notes, offset primarily by higher levels of interest income during 2006. Interest expense also reflects the effect of interest rate swaps (“Swaps”) used to hedge the variable interest rate exposure on our senior secured floating rate notes.

Other Income, Net.  Net other income for 2006 increased to $2.6 million, from $0.5 million in 2005. In June 2006, based upon further review of our hedge accounting practices, we concluded that we needed to change the accounting for the Swaps previously accounted for under the “short cut” method for cash flow hedges, as described in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result, we recorded approximately $1.4 million of other income that was previously recorded in other comprehensive income. We recorded the adjustment in the third quarter of fiscal 2006, as the amounts were not material to income in fiscal 2006. In the third quarter of fiscal 2006, we also recorded approximately $0.5 million of other income for the three months ended May 31, 2006, due to changes in fair value of the Swaps during the quarter. We implemented hedge accounting under the “long haul” method for cash flow hedges for our Swaps in the fourth quarter of fiscal 2006, which results in changes in fair value of the Swaps, excluding the ineffective portion of the hedge, being recorded in other comprehensive income. The changes in fair value of the Swaps related to any ineffective portion of the hedge are reflected in other income or expense.

Provision for Income Taxes.  The effective tax rates for 2006 and 2005 were approximately 3% and 25%, respectively. We reduced our deferred tax assets’ valuation allowance by approximately $10.3 million in the fourth quarter of fiscal 2006. Since the valuation allowance was originally established in connection with the Acquisition, the benefit of the reduction was recorded first to reduce to zero the remaining balance of the acquired intangible assets, with the remaining amount of approximately $3.8 million, recorded as an income tax benefit during the fourth quarter of fiscal 2006.

Excluding the impact of the $3.8 million reduction in the tax provision for release of the valuation allowance, the effective tax rate for fiscal 2006 would have been approximately 14%, down from approximately 25% for fiscal 2005. This decline was principally due to a higher portion of our profits being generated in lower tax rate jurisdictions during 2006, when compared to 2005, together with the approval of our lower tax rate in Puerto Rico during the first quarter of fiscal 2006.

Fiscal Year Ended August 31, 2005 Compared to Fiscal Year Ended August 31, 2004

Net Sales.  Net sales for 2005 were $607.3 million, or a 32% decrease from $892.8 million for 2004. This decrease was primarily due to the fact that 2005 includes certain service revenue from a program with one of our largest customers on a net basis while the period from September 1, 2003 through April 16, 2004 reflected the recording of certain revenue for this program on a gross basis. Had revenue for this customer been recorded on a net basis for the period from September 1, 2003 through April 16, 2004, net sales for the year ended August 31, 2004 would have been reduced by $196.7 million. Of the remaining decline in net sales of approximately $88.8 million, approximately $40.9 million was due to the discontinuation of sales of our communication products in the first quarter of 2005 and approximately $47.9 million was due primarily to the overall decline in sales volume of our products used in desktop PC applications. In 2003, 2004 and 2005, our logistics and service offerings accounted for approximately 0.6%, 2.0% and 6.4% of net sales, respectively. We do not expect that such revenues will materially increase in 2006 or subsequent periods.

Cost of Sales.  Cost of sales for 2005 was $506.0 million, or a 37% decrease from $805.8 million for 2004. Cost of sales as a percent of net sales decreased to 83% in 2005 from 90% in 2004. The decrease in cost of sales was primarily due to the previously described change to net revenue reporting for a certain program for one of our customers. Had revenue for this customer been recorded on a net basis for the period from September 1, 2003 through April 16, 2004, cost of sales for the year ended August 31, 2004 would have been reduced by $196.7 million. Of the remaining $103.1 million decline in cost of sales, approximately $39.9 million was due to the discontinuation of our communication products in the first quarter of 2005 and $63.2 million was principally driven by the overall decline in sales volume for our products used in desktop PC applications and the decrease in our facility, equipment and labor costs as a result of our restructuring initiatives.

Gross Profit.  Gross profit for 2005 was $101.3 million, or a 16% increase from $87.0 million for 2004. Gross margin increased by 7% to 17% for 2005 from 10% for 2004. The increase in gross profit was principally due to a decrease in our facility, equipment and labor costs as a result of our restructuring initiatives. Approximately 3% of the increase in gross margin was due to our previously described change to net revenue reporting for one of our customers. The remaining approximately 4% increase in gross margin was mainly due to a decrease in our facility, equipment and labor costs as a result of our restructuring initiatives.

Research and Development Expenses.  R&D expenses for 2005 were $9.7 million, or a 28% decrease from $13.4 million for 2004. This decrease was primarily due to reduced research and development efforts due to the discontinuation of our communication products.

Selling, General and Administrative Expenses.  SG&A expenses, including management advisory service fees, for 2005 were $49.2 million, substantially unchanged from $48.5 million for 2004. The overall increase was principally due to an increase of approximately $1.5 million in amortization expense in connection with the intangible assets that arose from the acquisition of SMART Modular by SMART on April 16, 2004, as well as an increase of approximately $1.7 million in management fees paid to Texas Pacific Group, Francisco Partners and Shah Capital Partners in connection with managing the Successor Business. These increases were offset by an increase of approximately $0.6 million in SG&A cost reimbursement activity during 2005, in connection with a manufacturing service agreement we entered in late 2004, as well as lower bad debt expense during 2005.

Restructuring and Impairment Costs.  Restructuring and impairment costs for 2005 were approximately $0.9 million, an 88% decrease from $7.5 million for 2004. The restructuring and impairment costs for 2005 consisted of $0.4 million in exit and equipment impairment costs, and $0.4 million for severance and related benefit costs, which were incurred primarily from the discontinuation of our communication products. During 2004, we recorded restructuring and impairment costs of $7.5 million, comprised primarily of $5.7 million for the impairment of equipment and $1.8 million for severance and exit costs.

Impairment of Goodwill.  We did not incur any goodwill impairment during 2005. During 2004, the Predecessor Business wrote off goodwill totaling approximately $43.3 million in connection with the anticipated sale of SMART Modular by Solectron.

Interest Income (Expense), Net.  Net interest expense for 2005 was $7.0 million, compared to approximately $0.8 million of net interest expense for 2004. This increase in interest expense was principally due to approximately $4.8 million in interest expense related to our senior secured floating rate notes in 2005, together with approximately $1.2 million in interest expense incurred in connection with the write off of deferred debt issuance and other costs related to our old credit facility, as well as approximately $1.1 million in interest expense incurred in connection with our credit line borrowings under our prior credit facility during the period from September 1, 2004 through March 28, 2005.

Other (Expense) Income, Net.  Net other income for 2005 was $0.5 million compared to net other income of $0.3 million for 2004.

Provision for Income Taxes.  Provision for income taxes for 2005 was $8.8 million, compared to $3.6 million for 2004. This increase was primarily caused by taxable income generated during 2005, compared to an overall net loss for 2004. The effective tax rate for 2005 was approximately 25%. Due to the impairment of goodwill of approximately $43.3 million and a restructuring charge of approximately $7.5 million, there was a provision of $3.6 million recorded on a pre-tax loss of $26.2 million for 2004.

Selected Quarterly Financial Data

The following table sets forth our selected unaudited quarterly consolidated statements of operations data for the eight most recent quarters. The information for each of these quarters has been derived from our unaudited consolidated financial statements, which have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, reflect all adjustments, consisting only of normal and recurring adjustments, necessary to fairly state our results of operations for and as of the periods presented. These quarterly operating results are not necessarily indicative of our operating results for any future period. We use a 13- to 14-week fiscal quarter ending on the last Friday of the calendar quarter. For ease of presentation, we have indicated the first, second, third and fourth fiscal quarters as ending on November 30, February 28 or 29, May 31 and August 31, respectively.

	Three Months Ended
	November 30,	February 28,	May 31,	August 31,	November 30,	February 28,	May 31,	August 31,	November 30,
	2004	2005	2005	2005	2005	2006	2006	2006	2006
	(In thousands, except for per share data)

Statement of Operations Data:
Net Sales	$154,490	$164,417	$146,784	$141,608	$158,262	$163,732	$188,459	$196,953	$237,170
Cost of Sales	132,645	140,092	121,441	111,805	127,661	133,987	155,711	163,476	199,258

Gross Profit	21,845	24,325	25,343	29,803	30,601	29,745	32,748	33,477	37,912
Operating expenses:
Research and development	2,619	2,209	2,097	2,772	3,468	3,912	4,173	3,992	4,040
Selling, general and administrative	11,264	11,000	11,172	13,200	12,902	12,862	14,194	14,959	14,254
Advisory service agreements’ fees	625	625	625	713	750	9,553	—	—	—
Restructuring and impairment costs	880	—	—	—	—	—	—	—	—

Total opening expenses	15,388	13,834	13,894	16,685	17,120	26,327	18,367	18,951	18,294

Income from operations	6,457	10,491	11,449	13,118	13,481	3,418	14,381	14,526	19,618
Interest expense, net	(543)	(562)	(3,176)	(2,717)	(2,982)	(2,891)	(7,577)	(1,703)	(2,087)
Other income (expense), net	(251)	412	295	25	131	246	1,999	191	(71)

Total other expense	(794)	(150)	(2,881)	(2,692)	(2,851)	(2,645)	(5,578)	(1,512)	(2,158)

Income before provision (benefit) for income taxes	5,663	10,341	8,568	10,426	10,630	773	8,803	13,014	17,460
Provision (benefit) for income taxes	1,473	2,565	2,983	1,781	1,284	(10)	2,347	(2,707)	2,907

Net income	$4,190	$7,776	$5,585	$8,645	$9,346	$783	$6,456	$15,721	14,553

Net income per ordinary share, basic	$0.09	$0.16	$0.11	$0.18	$0.19	$0.02	$0.11	$0.27	$0.25

Shares used in computing basic net income per ordinary share	48,872	48,872	48,872	48,872	49,071	51,273	58,335	58,416	58,663

Net income per ordinary share, diluted	$0.08	$0.15	$0.10	$0.16	$0.17	$0.01	$0.10	$0.25	$0.23

Shares used in computing diluted income per ordinary share	53,104	53,518	53,793	53,708	53,738	56,304	63,444	63,308	63,488

During the fourth quarter of fiscal 2006, we recorded an income tax benefit of approximately $3.8 million related to the reduction in the valuation allowance of our deferred tax assets.

Liquidity and Capital Resources

Our principal sources of liquidity are cash flow from operations and borrowings under our senior secured credit facility. Our principal uses of cash are debt service requirements as described below, capital expenditures, potential acquisitions, research and development expenditures, and working capital requirements.

Debt Service

As of November 30, 2006, (1) we had total long-term indebtedness of $81.3 million aggregate principal amount of our senior secured floating rate notes outstanding; and (2) our senior secured credit facility was undrawn, with approximately $35.0 million of borrowing capacity available, subject to customary conditions. Any inability to meet our significant debt service obligations could have material consequences to our security holders.

Senior Secured Floating Rate Exchange Notes Due April 2012.  Our senior secured floating rate notes bear interest at a rate equal to LIBOR plus 5.50% per annum, and are guaranteed by all of our subsidiaries (subject to limited exceptions), except for Estecom, ConXtra, and SMART Modular Technologies (Deutschland) GmbH, and are secured by second-priority liens on most of the assets securing our senior secured credit facility. Interest on our notes is payable quarterly in cash. Our notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. We were in compliance with all such covenants at November 30, 2006. For a more detailed description of our senior secured floating rate notes, see the section of this prospectus captioned “Description of Certain Indebtedness — Senior Secured Floating Rate Notes.”

On March 10, 2006, we used approximately $49.0 million of our proceeds from the initial public offering to redeem $43.8 million of our senior secured floating rate notes outstanding at that time. This redemption payment included approximately $4.4 million and $0.8 million in redemption premium and accrued interest, respectively, and we incurred total charges of approximately $5.9 million due to the above redemption premium of $4.4 million, as well as a write-off of approximately $1.5 million of unamortized debt issuance costs related to the notes redeemed.

Senior Secured Credit Facility.  Our senior secured credit facility provides us with up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by us. Borrowings under this credit facility bear interest at a rate equal to, at our option, either (1) the base rate (which is the prime rate most recently announced by the agent) or (2) the applicable reserve adjusted London Interbank Offered Rate, or LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0.0% to 0.5% whereas the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash and excess availability under the credit facility. Our credit facility also requires us to maintain a fixed charge coverage ratio of at least 1.2 to 1.0 as of the end of each fiscal quarter during any time when an event of default exists or the daily average amount of unrestricted cash subject to the control of our lender and excess availability is less than $10.0 million for more than 30 consecutive days. Our credit facility is available for general corporate purposes until March 28, 2009, unless earlier terminated. For a more detailed description of our senior secured credit facility, see the section of this prospectus captioned “Description of Certain Indebtedness — Credit Facility.”

Capital Expenditures

Future capital expenditures focus on test and manufacturing equipment upgrades and/or acquisitions, IT infrastructure and software upgrades, and continued spending on research and development. Our senior secured credit facility contains restrictions on our ability to make capital expenditures. Based on current estimates, we believe that the amount of capital expenditures permitted to be made under the senior secured credit facility will be adequate to implement our current plans.

Sources of Funds

We anticipate that operating cash flow, together with available borrowings under our senior secured credit facility, will be sufficient to meet our working capital needs, and fund our research and development and capital expenditures and service requirements on our debt obligations for at least the next 12 months. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness, and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control.

From time to time, we may explore additional financing methods and other means to lower our cost of capital, which could include additional share issuance or debt financing and the application of the proceeds therefrom to repay bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional funding will be available to us on acceptable terms.

Historical Trends

Historically, our financing requirements have been funded primarily through cash generated by operating activities, credit facility borrowings, and the sale of preferred shares to and advances from Modular, L.L.C. and, in February 2006, our initial public offering. As of November 30, 2006, our cash and cash equivalents were approximately $94.0 million.

Cash Flows from Operating Activities.  Net cash provided by operating activities was $10.5 million for the three months ended November 30, 2006, compared to net cash used by operating activities of $12.9 million for the three months ended November 30, 2005. This change was principally the result of increases in net income of $5.2 million, together with increases in the change in accounts payable and accrued expenses and other current liabilities of $15.1 million and $3.9 million, respectively, and decreases in the change of prepaid expenses and other current assets of $8.7 million, offset by increases in the change of inventory of $8.4 million.

Net cash provided by operations was $0.5 million in 2006, compared to net cash provided by operating activities of $55.6 million in 2005. This change was principally the result of an increase in net income of $6.1 million, offset by an increase in the change in accounts receivable and prepaid expenses and other current assets of $101.8 million and $4.2 million, respectively, in fiscal 2006 compared to the change in those accounts in fiscal 2005. In addition, there were decreases in the change in accrued expenses and other current liabilities of $10.8 million, offset by increases in changes of accounts payable of approximately $56.6 million, in fiscal 2005 compared to the change in those accounts in fiscal 2006.

Net cash provided by operations was $55.6 million in 2005, compared to net cash used in operations of $0.5 million in 2004. This change was principally the result of increases in net income of $56.0 million, coupled with decreases in accounts receivable of $61.5 million offset by increases in inventory of $22.7 million and an impairment of property, equipment and goodwill charge of $49.0 million incurred in 2004.

Cash Flows from Investing Activities.  Net cash used in investing activities was $2.6 million for the three months ended November 30, 2006, compared to net cash used in investing activities of approximately $5.5 million for the three months ended November 30, 2005. This change was primarily the result of an increased level of capital expenditures of approximately $2.3 million during the three months ended November 30, 2005 principally in connection with our packaging facility in Brazil, together with the acquisition of ConXtra for approximately $0.7 million during the three months ended November 30, 2005.

Net cash used in investing activities was $15.9 million in 2006, compared to net cash used in investing activities of approximately $12.9 million in 2005. This change was primarily the result of a $14.3 million increase in capital expenditures, mainly in connection with our new manufacturing facility in Brazil, offset by $10.1 million positive cash flow difference in short-term investments activity between fiscal 2005 and fiscal 2006.

Net cash used in investing activities was $12.9 million in 2005, compared to net cash used in investing activities of $103.3 million for in 2004. This change was primarily the result of the acquisition of the Predecessor Business in April 2004 for $104.1 million.

Cash Flows from Financing Activities.  Net cash provided by financing activities was $0.5 million for the three months ended November 30, 2006, principally unchanged from $0.8 million in net cash provided by financing for the three months ended November 30, 2005 and related to proceeds from, and related excess tax benefits in connection with, stock option exercises by employees.

Net cash provided by financing activities was $25.1 million in 2006, compared to net cash used by financing activities of approximately $3.7 million in 2005. This change was principally due to $74.2 million in proceeds, net of underwriters’ discounts and offering expenses, from our initial public offering in the second quarter of 2006, together with approximately $53.1 million in net revolving line of credit repayments and approximately $65.1 million in preferred shares repurchases during the first nine months of fiscal 2005, offset by net activity between the issuance ($120.1 million) and redemption ($48.1 million) of our senior secured floating rate notes during fiscal 2005 and 2006, respectively.

Net cash used in financing activities was $3.7 million in 2005, compared to net cash provided by financing activities of approximately $96.0 million in 2004. This change was principally due to the net revolving line of credit activity of $105.6 million and the sale and repurchase of series A redeemable preferred shares of $130.3 million in fiscal 2004 and 2005, and the sale of ordinary shares of $8.1 million in 2004, offset by the issuance of long-term debt, net of issuance costs, of $120.1 million in 2005 and $31.2 million paid in dividends on our subsequently repurchased preferred shares.

Contractual Obligations

Our contractual obligations as of August 31, 2006 are set forth below:

Payments Due by Period

				After
	1 Year	2-3 Years	4-5 Years	5 Years	Total
	(In millions)

Total debt	$—	$—	$—	$81.3	$81.3
Interest expense cash obligations in connection with long-term debt and related interest rate swaps	8.9	17.9	17.9	5.2	49.9
Operating leases	2.0	3.1	1.2	0.5	6.8

Total contractual cash obligations	$10.9	$21.0	$19.1	$87.0	$138.0

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not have any undisclosed borrowings or debt, and we have not entered into any synthetic leases. We are, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. We adopted the provisions of SFAS No. 154 effective September 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on our financial position or results of operations.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 becomes effective for us in the first quarter of fiscal 2008. We are currently analyzing the requirements of FIN 48 and have not yet determined its impact, if any, on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. SFAS No. 157 becomes effective for us no later than the first quarter of fiscal 2009. We are currently analyzing the requirements of SFAS No. 157 and have not yet determined its impact, if any, on our financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 allows registrants to record the effects of adopting the guidance as a cumulative-effect adjustment to retained earnings. SAB 108 becomes effective for us no later than the fourth quarter of fiscal 2007. We are currently analyzing the requirements of SAB 108 and have not yet determined its impact, if any, on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market rate risk includes risk of foreign exchange rate fluctuations and change in interest rates.

Foreign Exchange Risks

We are subject to inherent risks attributed to operating in a global economy. Our international sales and our operations in foreign countries make us subject to risks associated with fluctuating currency values and exchange rates. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. As a result of our foreign operations, we have revenues, costs, assets and liabilities that are denominated in foreign currencies. Therefore, decreases in the value of the United States dollar could result in significant increases in our manufacturing costs that could have a material adverse effect on our business, financial condition and results of operations. At present, we do not purchase forward contracts as hedging instruments, but may do so as circumstances warrant.

Interest Rate Risk

We are subject to interest rate risk in connection with our long-term debt, including the remaining $81.3 million of our senior secured floating rate exchange notes. In addition, our senior secured credit facility provides for borrowings of up to $35.0 million that will also bear interest at variable rates. Assuming the senior secured credit facility is fully drawn and holding other variables constant and excluding the impact of any hedging arrangements, each 1.0% increase in interest rates on our variable rate borrowings will result in an increase in annual interest expense and a decrease in our cash flows and income before taxes of approximately $1.2 million per year. We have entered into two simultaneous interest rate swap arrangements for the purpose of fixing the interest rate on the remaining portion of our long-term debt for the specified respective interest rate swap periods. The interest rate swaps were for notional amounts of $41.3 million and $40.0 million, bearing 9.78% and 9.97% fixed annual interest rate, respectively, and expiring on April 1, 2008 and April 28, 2010, respectively. However, we cannot assure you that these interest rate swaps or any other interest rate swaps that we implement will be effective.

BUSINESS

General

We are a leading independent designer, manufacturer and supplier of value added subsystems to original equipment manufacturers, or OEMs. Our subsystem products include memory modules, embedded computing and thin film transistor liquid crystal display, or TFT-LCD, products which we offer to customers worldwide. We also provide our customers with comprehensive design, manufacturing, testing and logistics services. Our products and services are used for a variety of applications in the computing, networking, communications, printers, storage and industrial markets worldwide. Our success is derived from a customer-focused approach characterized by a commitment to quality, advanced technical expertise, rapid time-to-market, build-to-order flexibility and high quality customer service. Our global footprint enables us to rapidly respond to our customers’ requirements worldwide. We offer more than 500 standard and custom products to leading OEMs, including Hewlett-Packard, Cisco Systems, Motorola and Dell.

Our business was originally founded in 1988 as SMART Modular Technologies, Inc., or SMART Modular, and SMART Modular became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us, which we refer to as the Acquisition.

Since the Acquisition, we have repositioned our business by focusing on the delivery of higher value added products and diversifying the end markets we serve.

Industry Overview

Electronic equipment, such as personal computers, or PCs, servers, workstations, storage systems, switches, routers, mobile phones, printers, digital televisions and other industrial and consumer electronics products and systems, require a variety of subsystems and components. As these products and systems increase in complexity, functionality and processing power, demand for these subsystems increases.

Historically, OEMs designed, manufactured and tested subsystems, such as memory modules, embedded computers and TFT-LCD display products in-house. However, the increasing complexity, continuing evolution of standards and expanding need for customization are driving OEMs to purchase subsystems from independent suppliers rather than manufacturing them in-house. OEMs look for several key characteristics from their suppliers, such as rapid time-to-market, cost effective products, flexibility and access to leading technology, that will enable these suppliers to be responsive to the OEMs’ changing needs. Significant opportunities exist for suppliers who can address the challenges and requirements of OEMs.

By purchasing subsystems from specialized suppliers, OEMs are able to:

•	Leverage Design Expertise to Shorten Time-to-Market: Certain independent subsystem suppliers have developed significant design and systems engineering expertise. By collaborating with independent suppliers, OEMs obtain specialized product design support and can reduce the time required to design a subsystem, thereby shortening the time-to-market for new products.

•	Access Global Services to Lower Manufacturing and Logistics Costs: OEMs are increasingly manufacturing systems in multiple locations around the world and require subsystems to be available at these locations on a just-in-time basis. Independent subsystem suppliers with a global footprint have the ability to quickly deliver products configured for an OEM’s specific application to locations worldwide. By accessing the worldwide logistics infrastructure provided by independent suppliers, OEMs can reduce their manufacturing and logistics costs.

•	Focus on Core Competencies: Collaborating with independent subsystem suppliers allows OEMs to focus on their core competencies, including new product innovation and creation as well as sales and marketing.

•	Reduce Inventory Balance and Risk: Purchasing subsystems from independent suppliers permits OEMs to lower their inventory levels by delaying the purchase of materials until it is absolutely necessary, thereby reducing working capital needs. In turn, lower inventory balances allow OEMs to better match the cost of their products to the actual selling price of their products. Independent suppliers have greater flexibility in managing inventory by spreading excess inventory over a variety of products and OEM customers.

•	Decrease Capital Investment: OEMs can reduce their investment in specialized manufacturing and testing equipment required to manufacture and test subsystems by outsourcing to independent suppliers.

OEMs typically perform extensive qualification and testing to ensure that subsystems will perform to a stringent set of quality parameters for a specific application. In order to qualify and test these products, suppliers and OEMs devote substantial engineering resources for an extended period of time. As a result, once a subsystem is designed to be incorporated into a system, OEMs are typically reluctant to switch to a new design, although they typically qualify more than one supplier.

Memory Module Market

Memory is a critical component of electronic systems and is used in a wide variety of end markets, such as the computing, networking, communications, printer, storage and industrial markets. Within these markets, memory is a key component of a variety of applications, including PCs, servers, workstations, storage systems, switches, routers, mobile phones, printers, digital televisions and other industrial and consumer electronics products and systems. As these products and systems increase in complexity, functionality and processing power, they require increasing amounts and densities of memory. Key drivers of the demand for memory are not only increasing the amount of memory required by electronic products and systems but also increasing unit growth in electronic products and systems. Demand for memory is also fueled by a shift toward higher data rates, new operating systems such as Microsoft’s expected operating system, will require higher levels of memory, greater storage content in high-end computing, the IT hardware replacement cycle and general corporate IT spending.

Memory semiconductors can be divided into two types, volatile and non-volatile memory. Volatile memory, consisting of Dynamic Random Access Memory, or DRAM, and Static Random Access Memory, or SRAM, maintains stored data only when connected to a power source. Non-volatile memory, consisting principally of flash memory, is able to maintain stored data even when the power source is removed.

DRAM.  DRAM is the most common type of memory semiconductor and, according to Gartner, an independent market research firm, accounted for 50.7% of global semiconductor memory revenue in 2005. IDC, another independent market research firm, forecasts DRAM market revenue to increase from $26.4 billion in 2005 to $41.1 billion in 2010, representing a compound annual growth rate of 9.3%, and 256 megabit-equivalent unit shipments to increase from 7.6 billion to 46.9 billion in the same time period, representing a compound annual growth rate of 43.9%.

Traditionally, the primary application of DRAM has been desktop PCs, representing 34.7% of DRAM shipments in 2005 according to IDC. However, with the proliferation of new electronic systems and smaller form factors, non-desktop PC applications such as servers, workstations, storage systems, switches, routers, consumer electronics, and other electronic equipment are becoming an increasingly larger portion of the DRAM market. As a result, the non-desktop PC DRAM market is anticipated to grow faster than the overall DRAM market. IDC expects DRAM memory used in storage to grow from an average of 4.0 megabytes in 2005 to 7.0 megabytes in 2010, representing a compound annual growth rate of 11.8%. We believe this growth is a result of increased implementation of virtualization technologies for storage and servers and continued evolution of tiered storage environments. IDC expects the DRAM memory content used in entry level servers to grow from 4,247 megabytes in 2005 to 13,454 megabytes in 2010, representing a compound annual growth rate of 25.9%, partially as a result of increased use of 64-bit processors.

Flash.  Flash is the largest segment of the non-volatile memory market. Electronic equipment that utilizes flash memory ranges from consumer electronic products to more complex IT infrastructure products, such as switches, routers, hubs and high-end computers. Different types of flash memory products include memory cards and modules, USB memory keys, and ATA and IDE flash drives. The flash market has grown in recent periods as a result of the introduction of new applications and increasingly complex electronics, which has driven the demand for increased amounts of memory. Flash drives are increasing in density and capacity and are becoming alternatives to traditional hard disk drives in certain applications. IDC estimates worldwide revenue for flash memory products will increase from $12.4 billion in 2006 to $21.2 billion in 2010, representing a compound annual growth rate of 14%.

Memory Modules.  Memory semiconductors are typically assembled in a card or a module in order to be incorporated into electronic systems and, according to iSuppli, an independent market research firm, 86.7% of all memory semiconductors were sold in the form of modules in 2004. The module is plugged into an electronic system’s memory slot or socket. The use of memory modules increases an electronic system’s flexibility, reduces the use of motherboard space and makes memory upgrades easier. In addition, memory modules allow OEMs to easily configure a system with different types and densities of memory. The growth of the demand for memory modules is being driven by OEMs’ and end users’ increased demand for functionality and higher processing speed. iSuppli estimates that the worldwide DRAM memory module market reached approximately 426 million units in 2005 and is expected to grow to approximately 905 million units in 2010, representing a compound annual growth rate of 16.3%. Since unit profit margin is relatively independent of prices in the market for memory modules, we believe that change in unit demand is a more relevant metric for assessing the memory module market than changes in prices or revenues.

Memory modules are sold through the retail channel or directly to OEMs. Modules sold through the retail channel are manufactured to meet widely-used industry specifications, sold in high volume offered by many module suppliers primarily for use in desktop PCs. Memory modules sold directly to OEMs include both custom and standard modules. Many of the custom modules are offered by a limited number of suppliers who design and manufacture modules for specific applications in high-end computing equipment, such as servers, workstations and storage systems, and communications equipment, such as switches and routers. OEMs’ demand for memory modules is expected to grow faster than the demand in the overall memory module market. According to iSuppli, the OEM demand for DRAM memory modules was approximately 243 million units in 2005 and is expected to grow to approximately 535 million units in 2010, representing a compound annual growth rate of 17.1%.

There are two main types of suppliers of memory modules: memory semiconductor manufacturers and independent memory module manufacturers. The world’s largest memory semiconductor manufacturers focus on industry standard memory modules for high volume applications such as desktop PCs. Some independent memory module manufacturers also focus on high volume industry standard applications; however, most independent memory module manufacturers, including SMART, focus on providing broad product portfolios that cover a variety of type, density, data rate, voltage, packaging and other increasingly complex features.

We believe that the growth in the memory module market will benefit those independent memory module manufacturers with the capability to offer leading edge technology, such as increasing die level stacking and multi-chip packaging, customized for OEMs’ specific applications on a global basis.

Embedded Computing and TFT-LCD Markets

Embedded computing subsystems are board level subsystems designed to perform specific computing functions and are used in a variety of applications, including blade servers, unified messaging systems, voice over IP systems, storage systems, test systems and local area networks. There are a number of fundamental drivers for growth in the embedded computing subsystems market, including the increasing trend of OEMs focusing their internal development efforts on their key areas of competency, increasing levels of programmable, intelligent and networked functionality embedded in a variety of systems and increasing demand for standards-based solutions, such as Advanced TeleCommunication Architecture, or ATCA. According to Venture Development Corporation, an independent market research firm, the overall global market for merchant embedded boards was $3.7 billion in 2004 and is expected to grow to $4.6 billion in 2008, representing a compound annual growth rate of 6.0%.

TFT-LCDs are advanced displays that are used in a variety of applications such as computer displays, televisions, casino and arcade gaming systems and industrial displays. Demand in the gaming and industrial markets is contributing to growth in the sales of LCDs. The growth in the gaming market is driven by customers’ requirements to maximize the number of gaming machines in a defined floorspace and reduce the power consumed by each gaming system. The growth in industrial markets is driven by customer requirements to increase functionality, lower power requirements and increase display locations. According to IDC, the TFT-LCD market is expected to grow from $44.8 billion in 2005 to $118.2 billion in 2010, representing a compound annual growth rate of 21.4%.

Our Competitive Strengths

We are the leading independent designer, manufacturer and supplier of value added memory modules focused on OEMs. We also offer our customers embedded computing and TFT-LCD display products. We believe that our core competitive strengths include:

Expertise in Design, Materials, Manufacturing, Test and Logistics.  With over 17 years of experience, we have developed comprehensive technical expertise and business processes that we apply throughout the product life cycle to respond to our OEM customers’ rapidly changing product and service requirements worldwide. Our designers and engineers understand the complexities of high performance subsystems and help customers identify the right solutions for their specific applications. Our long standing relationships with leading memory semiconductor suppliers, such as Samsung, Qimonda and Micron, give us the capability to procure components in a flexible, timely and cost-effective manner and better enable us to obtain supplies during periods of shortage. Our worldwide locations, linked by our global IT system, are equipped with similar types of surface mount, test and inspection equipment, and utilize common processes and procedures to provide a similar design and manufacturing environment. We serve our customers’ global requirements through four design and seven manufacturing locations, including third party manufacturing arrangements in China and India. Our focus on test platforms and our highly trained test engineers have positioned us as a leader in testing for high-end applications. We have a track record of achieving stringent quality targets across a broad spectrum of system applications. Moreover, through our global logistics capabilities, we custom package, label and ship product worldwide for our customers.

Custom Solutions Through Design and Engineering Expertise.  We believe that our broad technology expertise and leading edge product design enable our customers to achieve rapid time-to-market for their products. By working closely with our customers, we are able to identify their evolving needs and deliver to them technically advanced products in a timely manner. In response to a wide range of technical specifications and increasing complexity in the memory module market, we provide a variety of memory products with multiple configurations, speeds and package types. We provide customer-level thermal and electrical product simulation support and actively participate in industry standards bodies for early access to emerging technologies. As of November 30, 2006, we had 98 research and development personnel worldwide with experience in hardware and software design, test and process. Our engineering team custom designs products to meet our OEM customers’ specific design requirements. When applicable, we also collaborate with other technology companies, such as AMD, Broadcom, Intel and Staktek, and third party motherboard makers, such as Arima/Rioworks, Supermicro and Tyan. These technology companies assist us in optimizing system compatibility and memory throughput with increased system application performance via our high density, low latency and ultra low latency solutions.

Leading OEM Customer Base.  Our customer base includes leading OEMs in the computing, networking, communications, printer, storage and industrial markets. We have long-standing relationships with our two largest customers, Hewlett-Packard and Cisco Systems. These relationships, which span over 10 years, are multi-dimensional and extend to these customers’ individual business units and engineering organizations as well as to their global supply chain management departments. We also have a broad and diverse base of leading OEM customers including Motorola, Dell, Network Appliance, Lenovo and IBM. In addition, we are actively building our customer base in Brazil, India and China and increasing our focus on smaller, regional OEMs. Overall, we served more than 350 customers in 2006.

Worldwide Product Support and Customer Service.  We serve our customers globally through dedicated program management teams, which include engineers and sales and support staff, to maximize responsiveness to our customers. We meet our customers’ demands for quick responses to inquiries and orders through extensive customer support, including on-line pricing and navigation tools. We provide our OEM customers with full qualification and testing capabilities at our facilities by implementing strict qualifications and testing programs to reduce failure rates and maximize system yields. In addition, we have on-site service support personnel at key customers to provide them with more extensive support.

Global Cost Effective Manufacturing.  Our global low cost operating structure is designed to deliver competitively priced products while maintaining profitability. We have low cost manufacturing facilities in Asia, Brazil and the Dominican Republic to serve our customers. We believe that our history in the highly cost-sensitive markets in which we compete has required us to operate our manufacturing facilities in a cost effective manner. Our low cost manufacturing model also includes vertical integration in specific markets where it provides a competitive advantage. For example, in Brazil, we plan to import finished wafers and package them first into memory ICs and then into memory modules.

Our Competitive Challenges

The markets in which we compete are highly cyclical and characterized by constant and rapid change, product obsolescence and wide fluctuations in product supply and demand. These markets have experienced significant downturns often connected with, or in anticipation of, maturing product cycles of both manufacturers’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our competitors include many large domestic and international companies that have substantially greater resources, broader product lines, lower cost structures, greater brand recognition and longer-standing relationships with customers and suppliers than we do. As a result, our competitors may be better able to respond to customer requirements and influence industry acceptance of a particular industry standard or competing technology. Some of our significant suppliers, including Samsung, Qimonda and Micron, are also our competitors, and many have the ability to design and manufacture competitive products at lower costs as a result of their higher levels of integration.

Further, we expect that sales to relatively few customers will continue to account for a significant percentage of our net sales for the foreseeable future. Additionally, our OEM customers have the requisite capabilities and capital resources to design and manufacture subsystems, such as memory modules, internally. The loss of any key customer would materially harm our business.

For additional information relating to the competitive challenges we face, see “Risk Factors — Risks Related to Our Business.”

Our Strategy

Our goal is to further strengthen our leadership position as an independent designer, manufacturer and supplier of value added subsystems to OEMs and to pursue opportunities for growth in our target markets. We are pursuing the following strategies to achieve this goal:

Capitalize on Our Comprehensive Product and Services Offering.  Our extensive product offering serves a broad range of customers and end markets. We intend to broaden our customer relationships and end markets by capitalizing on our diverse, high quality and reliable product offering and solutions. In addition to providing standard products, we work closely with our customers to develop custom products that satisfy their specific technological requirements.

Leverage Our Global Design and Manufacturing Capabilities.  We plan to capitalize on our global footprint to continue to develop and manufacture new products that assist our customers in enhancing the performance and timely introduction of their products in a cost effective manner. Our worldwide presence allows us to quickly and effectively respond to customers’ local market needs. In addition, we plan to build upon our unified manufacturing, test and inspection equipment, procedures and processes, as well as our global IT system, to continue to meet our customers’ global needs.

Deepen Relationships with Leading OEMs.  To grow our business, we plan to continue to deepen our relationships with leading OEMs. Our collaborative engineering and design relationships with our OEM customers permit us to gain early visibility into their product roadmaps and thereby increase our ability to achieve new design wins. Our sales organization consists of a combination of dedicated account managers, direct sales teams and outside sales representatives. We believe this three-pronged approach to sales enables us to most effectively reach and service a large number of OEMs worldwide. Our comprehensive multifunctional sales strategy also allows us to establish relationships with multiple business units and their respective decision makers within an OEM customer organization to ensure we are providing the most appropriate product solutions. Initially, we work with a customer’s design and engineering teams, along with their procurement, sales and marketing personnel to identify and design product solutions to satisfy the customer’s specific requirements. The early involvement of our field application engineers allows us to identify and implement value added opportunities and create solutions for our customers. Subsequently, we work with our customer’s quality control, service and manufacturing personnel to ensure that our products integrate seamlessly into their systems.

Expand Our Market Opportunities.  We intend to achieve continued growth through extensions of our existing capabilities, product diversification and targeting of new markets. We intend to apply our expertise with existing technologies to our product development efforts. For example, our expertise in flash can be applied to CompactFlash cards, multi-chip packaging, multi-die packaging, solid state drives and other flash applications. Additionally, we intend to extend our existing business vertically to become a more comprehensive solutions provider. For example, we added the ability to stack memory ICs and intend to package wafers into memory ICs and then into memory modules. We also plan to expand our capabilities into embedded computing and TFT-LCDs and further penetrate the gaming and industrial markets. Moreover, we plan to leverage our global footprint and technological expertise to extend our presence in emerging markets, such as Brazil, India and China, and establish relationships with smaller, regional OEMs worldwide.

Continue to Focus on Margin and Efficiency Improvements.  We have successfully repositioned our business since the Acquisition by de-emphasizing certain product categories and re-focusing our business on higher margin, value added products. This repositioning has contributed to our improved profitability in recent quarters and we believe that we are well positioned to continue to grow our business profitably. Our gross profit for the three months ended November 30, 2006 and for 2006, 2005 and 2004 was $37.9 million, $126.6 million, $101.3 million and $87.0 million, respectively. We intend to continue to focus on growing the higher margin portions of our business, maintain and explore additional cost effective manufacturing solutions and deploy our capital equipment effectively around the world to satisfy customer demand.

Pursue Selective Acquisitions.  We continue to evaluate and pursue strategic transactions that may broaden our customer base, expand our geographic presence, facilitate our entrance into new markets, add to our intellectual property portfolio and diversify our product offering. We expect to make acquisitions of companies, technologies or assets and participate in joint ventures when we believe they will cost effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offering. For example, as a result of our acquisition of Estecom in September 2004, we offer TFT-LCD display products.

Our Products and Services

We provide our customers with advanced technological products as well as comprehensive design, manufacturing, testing and logistics services.

Memory Products

DRAM Modules.  We offer a comprehensive lineup of DRAM memory modules utilizing a wide range of DRAM technologies from legacy Fast Page/Extended-Data-Out (FP/EDO) and Synchronous DRAM (SDRAM) to double-data-rate (DDR) SDRAM and leading-edge high performance DDR2 SDRAM devices.

These modules encompass a broad range of form factors and functions including the older single in-line memory modules (SIMMs,) and more current dual in-line memory modules (DIMMs), fully-buffered DIMMS (FB DIMMS), small outline dual in-line memory modules (SO-DIMMs), and very low profile (VLP) DIMMs and mini-DIMMs for space-constrained blade servers, or 1.75 inch thin computing servers, and networking applications. These memory modules come in configurations of up to 244 pins, which is the number of pins that plug into a motherboard, and densities of up to 8GB. We utilize advanced device and module-level packaging/stacking technologies to achieve the most cost-effective high-density solutions. We also accommodate custom module designs based on specific OEM requirements. Our advanced DDR and DDR2 memory modules are designed to operate with high performance devices available through the extensive use of electrical and thermal simulation and modeling. Our DDR DIMMs and DDR 2 DIMMs are tested at-speed on high-end functional testers utilizing comprehensive test suites, enabling these modules to meet the stringent quality requirements of enterprise class systems.

The following tables summarize certain of our DRAM memory product offerings:

DDR2	Density	Speed (MHz)	Applications

240 Pin Registered DIMMs	512MB-4GB	400/533/667	Servers, Workstations, Storage Area Networks, High Performance Computing
240 Pin Fully Buffered DIMMs	512MB-4GB	533/667	Servers, Workstations, High Performance Computing
244 Pin Registered Mini-DIMMs	256MB-2GB	400/533/667	Blade Servers, Networking, Communications
244 Pin Unbuffered ECC Mini-DIMMs	256MB-2GB	400/533/667	Networking, Communications
240 Pin Unbuffered DIMM	256MB-2GB	400/533/667	PCs
240 Pin Unbuffered ECC DIMMs	256MB-2GB	400/533/667	PCs, Servers, Networking, Communications
200 Pin SO-DIMMs	256MB-1GB	533/667	Notebooks, Subnotebooks
200 Pin Registered SO-DIMM	256MB-1GB	400/533/667	ATCA Blades, Embedded Computers
144 Pin SO-DIMM	128MB-512MB	400/533/667	Printers, Peripherals

DDR	Density	Speed (MHz)	Applications

184 Pin Registered DIMMs	512MB-8GB	266/333/400	Servers, Workstations, Storage Area Networks, High Performance Computing
200 Pin Unbuffered SO-DIMMs	256MB-2GB	266/333/400	Notebooks, Subnotebooks
200 Pin Unbuffered ECC SO-DIMMs	256MB-2GB	266/333/400	Networking, Communications, Industrial Equipment
184 Pin Unbuffered ECC DIMMs	256MB-2GB	266/333/400	PCs, Servers, Networking, Communications
184 Pin Unbuffered DIMM	256MB-2GB	266/333/400	PCs
100 Pin Unbuffered DIMM	64MB-512MB	266/333/400	Networking, Printers

PC100-133	Density	Speed (MHz)	Applications

168 Pin Registered DIMMs	256MB-2GB	100/133	Servers, Workstations, Storage Area Networks
200 Pin Unbuffered ECC SO-DIMMs	128MB-1GB	100/133	Networking, Communications, Industrial Equipment
168 Pin Unbuffered ECC DIMMs	128MB-1GB	100/133	PCs, Servers, Networking, Communications
168 Pin Unbuffered DIMMs	128MB-1GB	100/133	PCs
144 Pin Unbuffered SO-DIMMs	128MB-512MB	100/133	Notebooks, Subnotebooks
100 Pin DIMMs	64MB-256MB	100/133	Networking, Printers

FPM/EDO	Density	Speed (MHz)	Applications

168 Pin DIMMs	64MB-256MB	10-33	Workstations, Routers, PCs
144 Pin SO DIMMs	32MB-128MB	10-33	Notebooks, Printers
72 Pin SIMMs	32MB-128MB	10-33	PCs, Printers, Embedded Controllers, Routers, Servers
200 Pin DIMMs	32MB-64MB	10-150	Workstations, Super Computers
100 Pin DIMMs	32MB-64MB	66-133	Networking, Printers

Flash Memory Cards and Modules.  We design and manufacture flash memory products in a variety of form factors and capacities. Our wide range of flash memory products come in CompactFlash, PC Card, Key Drives, Embedded USB (EUSB), SATA Drives (Serial ATA), Mini IDE Drives, and module form factors that utilize ATA, Linear, IDE, and USB technologies for data and code storage applications. We also build a wide variety of custom flash products like Powered USB Hubs and Embedded Firewire Solid State Drives. We offer a comprehensive line of SIMMs, DIMMs and SO DIMMs based on multiple flash memory technologies, including 72 Pin DRAM-like SIMMs, 80 Pin synchronous SIMMs, 80 Pin asynchronous SIMMs and 168 Pin synchronous and asynchronous DIMMs. Our flash modules are predominantly used in telecom equipment, printers, embedded controller applications, servers, switches and routers. Our relationships with numerous suppliers of flash and controller application specific integrated circuits allow us to offer a wide range of cost-effective products to our customers.

The following tables summarize certain of our flash memory card and module offerings:

Cards	Density	Features	Applications

Embedded USB Drive
IDE Drive	128MB-16GB	1.8 & 2.5” form factors, 16MB per second write	Industrial Control, Communications Equipment, Medical Equipment, Printers, Embedded Computing, Networking
Serial ATA Drive	Up to 20GB	100MB per second read, 60MB per second write, Industrial grade	Storage Area Networks, RAID Controllers
USB Key Drive	128MB-8GB	18MB per second read/write	Mobile Computing, PCs
ATA PC Card	128MB-4GB	5.0V/3.3V, ATA- compliant, 2M write/erase cycles, up to 6MB write, DMA	Notebooks, Networking, Communications
Linear Flash PC Card	256KB-64MB	Execute-in-place, binary data storage, universal card, eFlashTools	Notebooks, Networking, Portable Medical Equipment
CompactFlash Type I & II	128MB-8GB	5.0V/3.3V, ATA- compliant, 2M write/erase cycles, up to 8MB per second write, DMA	Networking, Communications Industrial Control Equipment
Mini-IDE Drives 2.5” & 3.5”	128MB-32GB	40 and 44-pin IDE connectors, 8MB per second read/write, DMA	Industrial Control Communications, Medical Equipment Printers, Embedded Computing, Networking

Flash Modules	Density	Features	Applications

72P & 80P SIMMs	8MB-128MB	3.3V, 5.0V or 12.0V program voltage, AMD and Intel compatible, and test capabilities	Printers, Communications Network Switching
144P & 168P DIMMs	8MB-128MB	3.3V, 5.0V or 12.0V program voltage, AMD and Intel compatible, and test capabilities	Communications, Network Switching

SRAM.  We provide SRAM based SIMMs, DIMMs and SO-DIMMs for industrial and other applications. Our SRAM modules are used in communication systems, point of sale terminals, electronic verification equipment, industrial instrumentation, medical instruments, disk drives, servers, graphics, and workstations. We manufacture and market SRAM modules in a variety of form factors and capacities.

eFlashTools and FlashTools.  We have engineered our software development tools, eFlashTools and FlashTools, to offer a user-friendly environment in which to update or program linear flash cards in the field or in-house. With a focus on ease of use, these programs allow users to upgrade their cards from a local desktop with a program sent from the manufacturer (FlashTools) or downloaded (eFlashTools) from a web site. These tools offer significant time savings over legacy support techniques. Our current implementations of these software solutions provide our OEM customers with freedom and flexibility, while not impairing the protection of our customers’ intellectual property. Users can license FlashTools and receive data for programming directly from the OEM. This flexible solution allows the OEM to control its intellectual property. In other cases, users can license eFlashTools from our e-commerce enabled web site.

Embedded Computing Products

We offer complex, diversified, and high quality products designed for embedded computing and communication applications to OEMs. We produce products that are designed for continuous operation and long life systems. Our embedded products are Restriction of Hazardous Substances, or RoHS, compliant and may be supported for extended production lifetimes. To develop these products, we rely on a small number of highly skilled employees and third parties located worldwide to which we outsource a portion of our product development efforts. We leverage our vertical integration, worldwide manufacturing, and logistical footprint to provide customers with a cost effective solution to meet their embedded computing needs.

We have developed three distinct product families that leverage common technology building blocks. These are the XceedPC family, a product line of embedded, long life systems that are PC compatible and use either Linux or Microsoft Windows XP operating systems; the XceedNP family, a product line of network security appliance platforms capable of hosting advanced security applications and targeted at the small-to-medium business, or SMB, small-to-medium enterprise, or SME, and remote office/branch office, or ROBO, markets; and the XceedEC family, consisting of traditional embedded CPU blades and mezzanine cards in VME, cPCI, and ATCA form factors.

Product	Features	Applications

Exceed PC	Rugged, fanless, continuous operation IA compatible	Point-of-service, Kiosk, Advertisement, Gaming
Exceed NP	Network and IA processor-based	Network Security (SMB, ROBO, SME)
Exceed EC	CPU Blades and Mezzanine Cards in cPCI, PMC, ATCA and AMC form factors	Data communications, Telecommunications, Instrumentation, Medical

TFT-LCD Display Products

We develop leading edge display subsystems using TFT LCDs, touch panels, and controller products targeted at gaming systems, kiosk, ATM, point-of-service, and industrial control systems. We develop and manufacture display interface boards implementing VGA, DVI, and TV interfaces. Our display products are configured standalone and integrated with TFT-LCD panels and three types of touch screens (capacitive, saw and resistive) sourced from leading manufacturers to produce display subsystems optimized for a customer’s specific needs.

We support display products worldwide from the United States, Korea and Malaysia, allowing us to quickly and cost-effectively deliver TFT-LCD touch screen solutions to customers. In addition to providing engineering and manufacturing expertise, we also provide an extensive logistical and global supply organization to support this product line.

The following tables summarize certain of our display product offerings:

A/D Board	Resolution Support	Main LCD Size	Applications

Sunflower 2	VGA - WUXGA	19.0” - 57.0”	Public display, Large video display, Advertisement, TVs
Flora Plus	VGA - WXGA	15.0” - 32.0”	Gaming, Amusement arcade
Lily Digital	VGA - SXGA	10.4” - 19.0”	Kiosk, Industrial video display
Lily TV	VGA - SXGA	10.4” - 19.0”	Public display, Industrial video display, Advertisement
Lily Digital S	VGA - SXGA	6.4” - 19.0”	Rack system, Portable DVD, Intelligent panel

Intelligent Panel	Size Support	Features	Applications

Intelligent Panel-L	15.0”, 17.0” & 19.0”	Plug and play display solutions, includes LCD, A/D board, OSD board, inverter, power supply	Rack system, Kiosk, Amusement arcade, Industrial video display

Custom Open Frame	Size Support	Features	Applications

Customize Display Solution	6.4” - 57” Wide	Plug and play display solutions, includes LCD, A/D board, OSD board, inverter, power supply, touch screen	Gaming, Public display, Advertisement

Product-Related Logistics and Services

Our logistics and services offerings are tailored to meet the specific needs of our customers. As a complement to our product sales, we offer some of our customers procurement, inventory management, repair, test, warranty, retail and bulk packaging and drop shipping services. Our global footprint allows us to provide these services to our customers in any region of the world. For example, we supply upgrade memory modules to over 600 end users worldwide for one of our OEM customers. Our global inventory management capabilities allow us to manage a vast array of customer and supplier part numbers across all of our manufacturing and logistics hubs worldwide to help our customers minimize inventory levels while maintaining reliable delivery. For example, we manage the supply chain of all of the memory semiconductors and modules around the world for a leading networking OEM. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, our logistics and service offerings accounted for approximately 5.4%, 6.2%, 6.4% and 2.0% of net sales, respectively. We currently do not expect that such revenues will materially increase beyond 2006 levels as a percent of our net sales in the near term.

Design, Manufacturing and Test

Design

By working closely with our customers, we are able to deliver technically advanced products designed to meet their specific needs. We have design centers in Fremont (California), Gunpo (South Korea), Irvine (California) and Tewksbury (Massachusetts). Our engineers focus on applications development, component selection, schematic design, layout, firmware and software driver development. The layouts for memory modules are complex due to their high component and trace densities. These complexities increase as the speed of memory semiconductors increases. Our advanced engineering and design capabilities allow us to address our customers’ increasingly complex needs. We work closely with our customers and suppliers to design competitive solutions to satisfy our customers’ memory requirements and shorten their time-to-market.

Manufacturing

We believe that the efficiency of our manufacturing operations has benefited from our many years of design experience and our existing library of proven designs which stress high manufacturability and quality. We offer localized, cost-efficient ISO 9001 certified manufacturing services from consignment to turnkey manufacturing, all backed by test services using advanced testing equipment. Our manufacturing facilities are located in Fremont (California), Penang (Malaysia), São Paulo (Brazil), Santo Domingo (Dominican Republic) and Aguada (Puerto Rico). In addition, we maintain third party manufacturing arrangements in China and India. Over 18 years of manufacturing experience enables us to quickly move from manufacturing initiation to full production volumes of a new product, a key to helping our customers’ achieve rapid time-to-market for their new product introductions. Our manufacturing processes rely on a high level of automation and involve the use of a substantial base of fine pitch surface mount equipment. Our surface mount manufacturing lines for memory modules have been optimized to support the placement and configuration of a high number of semiconductors on each board, in contrast to surface mount equipment used in less specialized electronics manufacturing which typically involves a fewer number of semiconductors and a greater number of passive components on each printed circuit board. As a result of our design efficiencies, high level of automation and general manufacturing expertise, we believe that we are able to achieve high manufacturing yields and reduced direct labor costs and offer our customers quick turnaround of both small and large projects.

Test

Product testing is an important aspect of our manufacturing operations. We test our products for full functionality. We have a track record of achieving stringent quality targets across a broad spectrum of system applications. We believe that we have established substantial technical expertise in the testing of products for high-end applications. We have a group of experienced test engineers that have developed proprietary testing routines and parameters which, combined with our advanced test equipment, enable us to diagnose problems in system design or components, characterize the performance of new products and provide high quality products in volume.

Suppliers

To address the needs of our OEM customers, we have developed and maintain relationships with leading semiconductor suppliers located in Germany, Japan, South Korea, Taiwan and the United States. Our semiconductor suppliers include many of the world’s largest semiconductor memory suppliers, such as Samsung, Qimonda and Micron. We frequently work jointly with these vendors in bidding for customers’ design-in opportunities. We work closely with our primary suppliers to better ensure that materials are available and delivered on time at competitive prices. Our long-standing relationships with leading semiconductor suppliers put us in a better position to procure sufficient quantities of materials during periods of industry shortages. Our flexible and responsive global manufacturing capabilities, inventory management systems and global IT system allow us to cost-effectively move materials from one site to another and often employ what might otherwise be excess inventory among other products and OEM customers.

We are dependent on a small number of suppliers for the materials we use in manufacturing our products. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we were unable to procure certain of these materials, we might need to reduce manufacturing operations. We purchase almost all of our materials on a purchase order basis and generally do not have long-term contracts with any suppliers.

Customers

Our principal customers include major OEMs which compete in the computing, networking, communications, printer, storage and industrial markets. Overall, we served more than 350 customers in 2006. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, our ten largest OEM customers accounted for 79%, 78%, 79% and 86% of net sales, respectively. In the three months ended November 30, 2006 and for 2006, 2005 and 2004, Hewlett-Packard accounted for 52%, 45%, 46% and 65% of our net sales, respectively. For the three months ended November 30, 2006 and for 2006, 2005 and 2004, Cisco Systems accounted for 11%, 14%, 18% and 11% of our net sales, respectively. During these periods, no other customers accounted for more than 10% of our net sales. We have long-standing relationships with Hewlett-Packard and Cisco Systems. These relationships, which span over 10 years, are multi-dimensional. These relationships exist within individual business units and engineering organizations, rather than only within global supply management, at these customers.

The following table sets forth our principal end markets in 2006 and representative customers in each of these end-user markets:

Representative Customers By End Market

High Performance			Networking/			Industrial
Computing	Desktop/PC	Servers	Communications	Printers	Storage	Equipment

Rackable Systems,	Dell, Hewlett-	Hewlett-Packard,	Cisco Systems,	Hewlett-Packard,	Hewlett-Packard,	Newq System,
Linux	Packard, Lenovo	IBM, SGI, Dell	Motorola,	Xerox,	Network	WMS Gaming,
APPRO			Ericsson, Juniper Networks, Lucent Technologies	EFI	Appliance, Pillar Data, EMC	Diebold Election Systems, Inc., Jeppesen, Rockwell

Sales, Support and Marketing

We primarily sell our products directly to major OEMs. Our sales organization also utilizes a network of independent sales representatives located throughout North America, Europe and Asia. Our direct sales and marketing efforts are conducted in an integrated process incorporating these independent sales representatives, together with our own customer service representatives and our senior executives. Larger OEM customers are supported by dedicated sales and support teams. Our advanced memory solutions group provides on-site field application engineering support to our customers. Our field application engineers work closely with our OEM customers early in the process of designing our products into the OEMs’ systems. We have sales offices in North America, Latin America, Europe and Asia. As of November 30, 2006, we had 95 sales and marketing personnel worldwide.

In addition, through our channel sales organization, we sell to value added resellers, or VARs, value added dealers, or VADs, distributors and smaller OEMs. Channel sales utilize a limited number of independent sales representatives. We also utilize an on-line memory configuration application which allows quick and easy access to detailed memory upgrade information, helping meet the special needs of system builders, solution integrators, VARs and end-users.

We provide our customers with comprehensive service and technical support. In order to be closer to our customers, we have customer service personnel on both the east and west coasts in North America, as well as in Latin America, Europe and Asia. Our customer service staff works closely with our customers and our sales teams. Technical support to our customers is provided by our advanced memory solutions and engineering development teams. We have developed a number of on-line tools, some customized for single customers, to assist our customers.

Our marketing activities include active membership in industry organizations such as JEDEC, PCMCIA, USB Implementers Forum, SD Card Association and CompactFlash Association, or CFA. Technology companies with which we work include AMD, Broadcom, Intel and Staktek. We advertise in technical journals, publish articles in leading industry periodicals and utilize direct mail solicitation. We also participate in many industry trade shows worldwide.

Research and Development

We believe that the timely development of new products is essential to maintaining our competitive position. Our research and development activities are focused primarily on new high-speed memory modules and cards, TFT-LCD analog to digital controller boards and open frame display solutions, products for embedded computing platforms, ongoing improvement in manufacturing processes and technologies and continual improvement in test routines and software. We plan to continue to devote research and development efforts to the design of new products which address the requirements of OEMs.

Our engineering staff continually explores practical applications of new technologies, works closely with our OEM customers and provides services throughout the product life cycle, including architecture definition, component selection, schematic design, layout, manufacturing and test engineering. We design our products to be compatible with existing industry standards and, where appropriate, develop and promote new standards. An important aspect of our research and development effort is to understand the challenges presented by our OEM customers’ requirements and satisfy them by utilizing our industry knowledge, proprietary technologies and technical expertise.

Our research and development expenses totaled $4.0 million, $15.5 million, $9.7 million and $13.5 million for the three months ended November 30, 2006 and for 2006, 2005 and 2004, respectively. We expect our research and development expenses to increase in 2007, principally as a result of increased spending on our embedded computing and TFT-LCD display products.

Intellectual Property

We attempt to protect our intellectual property rights through a variety of measures, including nondisclosure agreements, trade secrets and to a lesser extent, patents and trademarks. There can be no assurance, however, that such measures will provide adequate protection for our trade secrets or other proprietary information, that disputes with respect to the ownership of our intellectual property rights will not arise, that our trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors or that we can otherwise meaningfully protect our intellectual property rights.

We have four issued patents which expire between October 2014 and March 2022 and eleven patent applications pending in the United States. We expect to file new patent applications where appropriate to protect our proprietary technologies; however, we believe that our continued success depends primarily on factors such as the know-how, technological skills and innovation of our personnel rather than on patent protection.

The markets in which we compete are characterized by frequent claims alleging infringement of patents, trademarks, copyrights or other intellectual property rights of others. We have been and may from time to time continue to be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other third parties. There can be no assurance that these or other companies will not in the future pursue claims against us with respect to the alleged infringement. In addition, litigation may be necessary to protect our intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against third party claims of invalidity. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.

Properties

Our corporate headquarters are located in a 130,000 square foot facility in Fremont, California. The lease on this facility expires in April 2009, unless our option to extend the lease for a three-year period is exercised. We design, manufacture and sell our products at the following facilities:

	Building Size	Leased or
Location	(Sq. Feet)	Owned	Expiration	Capabilities

Fremont, California	130,000	Leased	April 2009	Manufacturing Design Sales
Irvine, California	5,600	Leased	August 2009	Design Sales
Tewksbury, Massachusetts	10,700	Leased	March 2011	Design Sales
Aguada, Puerto Rico	51,500	Leased	October 2007	Manufacturing Sales
São Paulo, Brazil	49,000	Leased	December 2012	Manufacturing Sales
Santo Domingo, Dominican Republic	49,000	Leased	March 2008	Manufacturing
Penang, Malaysia	66,000	Owned	N/A	Manufacturing Sales
Gunpo, South Korea	8,500	Owned	N/A	Design Sales

We also have arrangements with third parties in China and India for the manufacturing of memory modules under the SMART brand. We also lease a number of sales offices throughout the world.

Backlog

Sales of our products are generally made pursuant to purchase orders. We include in backlog only those customer orders for which we have accepted purchase orders and to which we expect to ship within the next twelve months. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with only limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future net sales.

Competition

We conduct business in industries characterized by intense competition, rapid technological change, constant price pressures and evolving industry standards. Certain of our competitors have substantially greater financial, marketing, technical, distribution and other resources, greater name recognition, lower cost structures and larger customer bases.

In the memory module industry, we compete against semiconductor suppliers that maintain captive memory module and card production capabilities, including Qimonda, Micron, Netlist, Samsung and SanDisk. Our primary independent memory module and card competitors include Kingston, SimpleTech and Viking InterWorks, a Sanmina-SCI company. In the embedded computing market we compete against Artesyn, an Emerson company, Kontron and Radisys, and in the TFT-LCD market, we compete against Kortek and Tobis.

We face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. In addition, certain of our competitors, such as Samsung, Qimonda and Micron, are our significant suppliers. These suppliers have the ability to manufacture competitive products at lower costs than we do as a result of their higher levels of integration and therefore have the ability to sell competitive products at lower prices than our products. We expect to face competition from existing competitors and new and emerging companies that may enter our existing or future markets. In the PC market in Asia, we also compete with local competitors such as A-Data and Ramaxel. These companies may have similar or alternative products that are less costly or provide additional features.

To remain competitive, we must continue to provide technologically advanced products and manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis, reduce manufacturing and testing costs and compete favorably on the basis of price. In addition, increased competitive pressure has led in the past and may continue to lead to intensified price competition, resulting in lower prices and gross margins.

Employees

As of November 30, 2006, we employed 1,325 regular, full time employees of which 989 were in manufacturing (including test, quality assurance and materials work), 98 were in research and development, 95 were in sales and marketing and 143 were in finance, IT and administration. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage.

Environmental Matters

Our operations and properties are subject to a variety of United States and foreign environmental laws and regulations governing, among other things, air emissions, wastewater discharges, management and disposal of hazardous and non-hazardous materials and wastes, and remediation of releases of hazardous materials. Our failure to comply with present and future requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, fines and penalties, investments to upgrade our facilities, or curtailment of operations. We believe, based on current information, that any costs we may incur relating to environmental matters in the foreseeable future will not adversely affect us. We cannot be certain, however, that identification of presently unidentified environmental conditions, more vigorous enforcement by regulatory agencies, enactment of more stringent laws and regulations, or other unanticipated events will not arise in the future and give rise to additional material environmental liabilities which could have a material adverse effect on our business, financial condition, and results of operations.

Legal Proceedings

We are from time to time involved in legal matters that arise in the normal course of business. Based on information currently available, we do not believe that the ultimate resolution of any current matters, individually or in the aggregate, will have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

The following table sets forth certain information with respect to our executive officers and members of our board of directors as of the date of this prospectus:

Name	Age	Position

Iain MacKenzie	48	Chief Executive Officer, President and Director
Jack A. Pacheco	46	Senior Vice President and Chief Financial Officer
Wayne Eisenberg	48	Vice President of Worldwide Sales
Mohana Krishnan	51	Vice President of Worldwide Operations
Alan Marten	47	Vice President and General Manager of Memory Business Unit
Mike Rubino	54	Vice President of Engineering
Ajay Shah(2)(3)	47	Chairman of the Board of Directors
Dipanjan Deb	37	Director
Eugene Frantz(2)(3)	40	Director
John W. Marren	43	Director
Dr. C.S. Park(1)(3)(4)	58	Director
Mukesh Patel(1)(4)	48	Director
Ezra Perlman(2)(3)	35	Director
Clifton Thomas Weatherford(1)(3)(4)	60	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Determined by our board of directors to meet the requirements for independence under the current standards of the NASDAQ Global Select Market and the SEC.

Our business was originally founded in 1988 under SMART Modular Technologies, Inc., or SMART Modular, and SMART Modular became a publicly traded company in 1995. Subsequently, SMART Modular was acquired by Solectron in 1999, where it operated as a subsidiary of Solectron. In April 2004, a group of investors led by Texas Pacific Group, Francisco Partners and Shah Capital Partners acquired our business from Solectron, at which time we began to operate our business as an independent company under the laws of the Cayman Islands and the business was contributed to us. The following biographies describe the business experience of our executive officers and directors:

Iain MacKenzie.  Mr. MacKenzie has served as President and as a Director since the Acquisition and previously held equivalent positions at SMART Modular from 2002. In September 2005, he was named Chief Executive Officer of the Company. From 1998 to 2002, Mr. MacKenzie served as Vice President of Worldwide Operations of the Technology Solutions Business unit of Solectron. Before that, he was responsible for the start up of SMART Modular Technologies (Europe) Ltd., and he served as its general manager from 1997 to 1998. Prior to joining SMART Modular, Mr. MacKenzie held various management and leadership positions at other high technology corporations including Hughes Microelectronics, Ferrofluidics, Inc. (NH), Digital Equipment Corp. (semiconductor division) and Apricot Computers Ltd. (a Mitsubishi Company). He holds the Higher National Diploma in mechanical and production engineering and the Ordinary National Diploma in electrical/electronics engineering, both from the Kirkcaldy College of Technology (Fife University) in Scotland.

Jack A. Pacheco.  Mr. Pacheco has served as our Chief Financial Officer and Vice President since April 2004. He was promoted to Senior Vice President in September 2006. In addition to his financial responsibilities, he oversees our information technology, business development, human resources and legal activities. Prior to joining us, Mr. Pacheco served as Chief Financial Officer for Ignis Optics, Inc. from August 2001 to October 2003 and as San Jose General Manager at Bookham Technology, after it acquired Ignis Optics, Inc., from October 2003 to April 2004. After Solectron acquired SMART Modular in 1999, Mr. Pacheco served as the Chief Financial Officer of the Technology Solutions Business unit of Solectron until 2001. From 1994 to 1999, he served as SMART Modular’s Corporate Controller and Vice President of Finance. He holds an M.B.A. from Golden Gate University and a B.S. in Business Administration from Washington State University.

Wayne Eisenberg.  Mr. Eisenberg has served as our Vice President of Worldwide Sales since April 2004 and previously held an equivalent position at SMART Modular from 2002. Mr. Eisenberg is responsible for our global, strategic and general accounts. Between 1995 and 2002, Mr. Eisenberg held various positions with SMART Modular, including Vice President Sales, Director North American and European Sales, Director North American Sales, Director Western Area OEM Sales, and Director Channel Sales. Mr. Eisenberg has also held various positions at other high technology companies including Toshiba America CSD, GRiD Systems, Harris Corporation, Decision Data Computer Corporation and Monroe Systems. He holds a B.A. in Journalism with a minor in Business Administration from California State University at Chico.

Mohana Krishnan.  Mr. Krishnan has served as Vice President of Worldwide Operations since June 2006, when he was promoted from Vice President of Operations, a position he had held since October 2005. Mr. Krishnan had been Vice President of Asia Pacific since April 2004. Mr. Krishnan is responsible for manufacturing sites worldwide, corporate quality, manufacturing systems and manufacturing engineering. Mr. Krishnan served as Vice President of Worldwide Operations for Force Computers whilst it was a subsidiary of Solectron. He joined SMART Modular in 1999 as the General Manager of its Malaysia facility and has over 11 years of operations and general management experience with SMART and Solectron as well as 15 additional years of work experience with Texas Instruments. He holds a B.Sc. in Electronics Engineering from Brighton Polytechnic, U.K.

Alan Marten.  Mr. Marten has served as Vice President and General Manager of our Memory Business Unit since the Acquisition and held an equivalent position at SMART Modular from 1997. Mr. Marten is responsible for our product line management and business strategy. Prior to this, Mr. Marten was SMART Modular’s Director of Sales from 1990 to 1994, and was Vice President of Sales and Marketing from 1995 to 1997. Mr. Marten began his career at AMD as a financial analyst and a product-marketing manager and then joined Arrow Electronics where he served as Director of Product Management Semiconductor and Memory Products from 1987 to 1989. Mr. Marten holds a B.S. in Economics from Santa Clara University.

Mike Rubino.  Mr. Rubino has served as our Vice President of Engineering since the Acquisition and previously held an equivalent position at SMART Modular from 1999. Mr. Rubino is responsible for our memory product design, test development, documentation control, NPI, failure analysis, customer solution definition, BOM engineering, and new technology evaluation. Mr. Rubino has also held various positions at IBM, Burroughs Corp., Schenck Trebel Corp. and Grumman Aerospace. He holds a B.S. in Electrical Engineering from Rochester Institute of Technology and an M.S. in Electrical Engineering from Syracuse University.

Ajay Shah.  Mr. Shah has been a Director and the Chairman of the Board of Directors since April 2004. Mr. Shah is the Managing Partner of Shah Capital Partners, a technology private equity firm. From 1999 to 2002, Mr. Shah was the CEO of, and led the founding of, the Technology Solutions Business unit of Solectron which included SMART Modular, Force Computers, DY4 Corporation and US Robotics. In 1988, Mr. Shah co-founded SMART Modular. He currently also serves on the boards of Flextronics International and some other privately held companies. Mr. Shah holds an M.S. in Engineering Management from Stanford University, California, and a Bachelor’s in Engineering from the University of Baroda, India. Mr. Shah serves as the Chairman of our Compensation Committee as well as our Nominating and Corporate Governance Committee.

Dipanjan Deb.  Mr. Deb has been a Director since April 2004. Mr. Deb is a founder and Managing Partner of Francisco Partners and has been a partner since its formation in August 1999. Prior to founding Francisco Partners, Mr. Deb was a principal with Texas Pacific Group. Earlier in his career, Mr. Deb was director of semiconductor banking at Robertson, Stephens & Company and a management consultant at McKinsey & Company. Mr. Deb also serves on the boards of AMIS Holdings, Inc. (Nasdaq: AMIS), MagnaChip Semiconductor LLC, and Ultra Clean Holdings, Inc. (Nasdaq: UCTT). Mr. Deb holds an M.B.A.

from the Stanford Graduate School of Business and a B.S. in Electrical Engineering and Computer Science from University of California, Berkeley.

Eugene Frantz.  Mr. Frantz has been a Director since April 2004. Mr. Frantz is a Partner of Texas Pacific Group, or TPG, specializing in the technology and telecom sectors. Prior to joining TPG in 1999, Mr. Frantz worked at Oracle Corporation, most recently leading its venture capital effort, where he was responsible for making equity investments in software and internet companies. Prior to joining Oracle, Mr. Frantz was a Vice President at Morgan Stanley, specializing in technology mergers and acquisitions spanning the semiconductor, data networking, software and internet sectors. Mr. Frantz also serves on the board of Network General and previously served on the boards of MEMC Electronic Materials, Paradyne Networks (acquired by Zhone Technologies) and Certance Holdings (formerly a division of Seagate Technology acquired by Quantum Corp.). Mr. Frantz received an M.B.A. from Stanford Business School and a B.S. from the University of California, Berkeley. Mr. Frantz serves as a member of our Compensation Committee and our Nominating and Corporate Governance Committee.

John W. Marren.  Mr. Marren has been a Director since April 2004. Mr. Marren is a Partner of Texas Pacific Group, or TPG, and currently leads TPG’s technology team. Before joining TPG in 2000 Mr. Marren was a managing director at Morgan Stanley from 1996 to 2000, most recently as co-head of the Technology Investment Banking Group. From 1992 to 1996, he was managing director and senior semiconductor research analyst at Alex Brown & Sons. Prior to Alex Brown & Sons, Mr. Marren spent eight years in the semiconductor industry working for VLSI Technology and Vitesse Semiconductor. Mr. Marren is currently the Chairman of the Board of MEMC Electronic Materials and also serves on the boards of ON Semiconductor Corporation, Conexant Systems, Inc., Celerity, Sungard Data Systems and Isola. Mr. Marren holds a B.S. in Electrical Engineering from the University of California, Santa Barbara.

Dr. C.S. Park.  Dr. Park has been a Director since June 2004. Dr. Park was the Chief Executive Officer and Chairman of Maxtor Corporation, a company that manufactures hard drives and provides storage solutions, until it was acquired by Seagate Technology in May 2006. Prior to joining Maxtor in November 2004, he served as investment partner and senior advisor at H&Q Asia Pacific, a private equity firm, from April 2004 to September 2004, and as a managing director for the firm from November 2002 to March 2004. Dr. Park served as President and Chief Executive Officer of Hynix Semiconductor, Inc., a company that manufactures semiconductor products, from March 2000 to May 2002. Dr. Park served as President and Chief Executive Officer of Hynix Semiconductor America Inc., from September 1996 to February 2000. Dr. Park also previously served as President and Chief Executive Officer of Maxtor from February 1995 to July 1996. Dr. Park also serves on the board of Seagate Technology and STATS ChipPAC Ltd., a Singapore based public company in the semiconductor industry. He holds a Doctorate in Business Administration from Nova Southeastern University, an M.B.A. from the University of Chicago and a B.A. from Yonsei University, South Korea. Dr. Park serves as a member of our Audit Committee and our Nominating and Corporate Governance Committee.

Mukesh Patel.  Mr. Patel has been a Director since April 2004. Mr. Patel was President and Chief Executive Officer of Metta Technology, which he co-founded in 2004, until mid-November 2006, when LSI Logic Corporation acquired it. He also served as Chief Executive Officer of Sparkolor Corporation, which Intel Corporation acquired in late 2002. In addition, Mr. Patel co-founded SMART Modular, which Solectron acquired in 1999, serving at SMART Modular as Vice President and General Manager Memory Product Division from August 1995 to August 1998 and as Vice President, Engineering from February 1989 to July 1995. Prior to SMART Modular, Mr. Patel was employed in the semiconductor industry at Seeq Technology, Advanced Micro Devices and Samsung Semiconductor. Mr. Patel also serves on the board of AEHR Test Systems. He holds a B.S. in Electrical Engineering from Bombay University, India. Mr. Patel serves as a member of our Audit Committee.

Ezra Perlman.  Mr. Perlman has been a Director since April 2004. Mr. Perlman is a Principal with Francisco Partners. Prior to joining Francisco Partners in 2003, Mr. Perlman was a Senior Associate with Battery Ventures from 2000 to 2002, where he was involved in identifying, executing and managing private equity investments in software companies. Earlier, Mr. Perlman was an executive in the credit card industry with Advanta and a management consultant with Oliver, Wyman & Company. Mr. Perlman also serves on the boards of RedPrairie, LYNX Medical Systems, and Attachmate. He holds an M.B.A. from the Stanford Graduate School of Business and a B.A. in Applied Mathematics from Harvard University. Mr. Perlman serves as a member of our Compensation Committee and our Nominating and Corporate Governance Committee.

Clifton Thomas Weatherford.  Mr. Weatherford has been a Director since March 2005. Mr. Weatherford served as Executive Vice President and Chief Finance Officer of Business Objects, a provider of business intelligence software from September 1997 until his retirement in January 2003. With over 35 years of experience in global technology, Mr. Weatherford has held senior financial positions at NETCOM On-Line Communication Services, Logitech, Texas Instruments, Schulmberger, and Ungerman-Bass, Inc., a wholly owned subsidiary of Tandem Computers, in the United States, Europe and Japan. Mr. Weatherford also serves on the board and as audit committee chairman of each of Saba Software, Synplicity, Advanced Analogic Technologies and Tesco Corporation. Mr. Weatherford holds a B.B.A. from the University of Houston. Mr. Weatherford serves as the Chairman of our Audit Committee and a member of our Nominating and Corporate Governance Committee.

Board Structure and Compensation

Upon the completion of this offering, Texas Pacific Group, Francisco Partners and Shah Capital Partners, will collectively hold approximately 44.4% of our outstanding ordinary shares, or approximately 41.3% if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares. As a result, we will no longer be a “controlled company” under the current rules of the NASDAQ Global Select Market. Accordingly, each of our nominating and corporate governance and our compensation committees must be comprised of a majority of independent directors within 90 days after the closing of the offering and entirely of independent directors within one year. Also, within one year after the closing of this offering a majority of our directors must be independent.

Pursuant to a shareholders’ agreement, Texas Pacific Group, Francisco Partners and Shah Capital Partners have the right to nominate up to five members of our board of directors and to nominate jointly with our President or Chief Executive Officer (who shall serve as a member of our board of directors during his employment with us) three other independent directors to our board as long as they maintain certain shareholding thresholds of our outstanding ordinary shares and the parties to the shareholders’ agreement have agreed, subject to certain minimum shareholding thresholds, to vote their ordinary shares to elect the persons so nominated to our board of directors. These rights do not affect the rights of our other shareholders, under our articles of association, to nominate our directors. Moreover, as such shareholders’ ownership interest in us decreases, their right to nominate directors will be reduced. In addition, the shareholders’ agreement and our memorandum and articles of association provide that we may not take certain significant actions without the approval of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners, acting collectively, so long as they own at least 25% of our outstanding ordinary shares in the aggregate. In addition, the shareholders’ agreement provides that so long as Texas Pacific Group, Francisco Partners and Shah Capital Partners own in the aggregate at least 25% of our outstanding ordinary shares, we may not enter into certain related party transactions without the consent of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners. For a more complete description of the shareholders’ agreement, see the section captioned “Certain Relationships and Related Party Transactions.”

Our board of directors currently consists of nine directors. Each director serves until his death, disability, retirement, resignation or removal (with or without cause) by means of a resolution of the other directors, an ordinary resolution of our shareholders, or as otherwise permitted under our articles of association. Non-employee independent directors are paid a $25,000 annual fee, a $3,000 annual fee per committee on which a non-employee independent director serves (except for the audit committee, in which case it is $5,000), a $6,000 annual fee per committee on which a non-employee independent director serves as the chairperson (except for the audit committee, in which case it is $20,000), and $1,000 for each board meeting attended (except for telephonic and committee meetings). In addition, our policy is to grant an option to purchase 50,000 ordinary shares to each non-employee independent director upon first joining the board and an option to purchase 10,000 additional ordinary shares annually. Mr. Patel has waived any right to receive director compensation. Employee directors do not receive any additional compensation for service on our board.

Our board of directors has the following committees:

Audit Committee

The audit committee of our board of directors reviews our financial statements and accounting practices and makes recommendations to our board of directors regarding the selection of independent auditors. In addition, any transaction in which one of our directors has a conflict of interest must be disclosed to our board of directors and reviewed by the audit committee. Under our corporate governance guidelines, if a director has a conflict of interest, the director must disclose the interest to the audit committee and our board of directors and must recuse himself or herself from participation in the discussion and must not vote on the matter. In addition, the audit committee is authorized to retain special legal, accounting or other advisors in order to seek advice or information with respect to all matters under consideration, including potential conflicts of interest. Mr. Weatherford serves as chairperson and financial expert of the audit committee.

Compensation Committee

The compensation committee of our board of directors makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of our board of directors identifies and recommends nominees to our board of directors, oversees and sets compensation for our directors and oversees compliance with our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, none of our executive officers served on the board of directors or on the compensation committee of any other company, any officers of which served either on our board of directors or on our compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the caption “Certain Relationships and Related Party Transactions.”

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by (1) each person known by us to be the beneficial owner of 5% or more of the outstanding ordinary shares, (2) each of our directors, (3) each of the executive officers named in the section entitled “Management” above and (4) all of our executive officers and directors as a group.

Percentage of ownership is based on 58,974,284 ordinary shares outstanding as of November 30, 2006. Beneficial ownership is calculated based on SEC requirements. These requirements also treat as outstanding all ordinary shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which in the case of the following table is November 30, 2006. Shares issuable pursuant to stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such options or warrants for computing the percentage of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

Other than as specifically noted below, the address of each of the named entities or individuals is c/o SMART Modular Technologies (WWH), Inc., 4211 Starboard Drive, Fremont, California 94538.

					Ordinary Shares		Ordinary Shares
					Beneficially Owned		Beneficially Owned
	Beneficially Owned		Ordinary Shares		After the Offering		After the Offering With
	Prior to the Offering		Offered for Sale		Without Over-Allotment		Over-Allotment
Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Greater than 5%
Shareholders and Section 13(g) Filers(1):
TPG Advisors III, Inc.(2)(5)	4,138,383	7.0%	1,315,400	2.2%	2,822,983	4.8%	2,625,673	4.5%
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
TPG Advisors IV, Inc.(3)(5)	6,348,631	10.8	2,017,935	3.4	4,330,696	7.3	4,028,006	6.8
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
T(3) Advisors II, Inc.(4)(5)	5,243,499	8.9	1,666,665	2.8	3,576,834	6.1	3,326,834	5.6
301 Commerce St., Ste. 3300
Fort Worth, TX 76102
Francisco Partners, G.P., LLC(6)	15,704,438	26.6	4,991,712	8.5	10,712,726	18.2	9,963,969	16.9
2882 Sand Hill Road, Ste. 280
Menlo Park, CA 94025
Francisco Partners Management LLC(7)	26,075	*	8,288	*	17,787	*	16,544	*
c/o Francisco Partners GP, LLC
2882 Sand Hill Road, Ste. 280
Menlo Park, CA 94025
Shah Capital Partners, L.P.(8a)	6,916,300	11.7	2,198,371	3.7	4,717,929	8.0	4,388,173	7.4
5201 Great America Parkway, Ste. 532 Santa Clara, CA 95054
Patel Family Partners, L.P.(9a)	648,248	1.1	206,048	*	442,200	*	411,293	*
WestRiver Capital, LLC(10)	300,709	*	95,581	*	205,128	*	190,791	*
3720 Carillon Point,
Kirkland, WA 98033

					Ordinary Shares		Ordinary Shares
					Beneficially Owned		Beneficially Owned
	Beneficially Owned		Ordinary Shares		After the Offering		After the Offering With
	Prior to the Offering		Offered for Sale		Without Over-Allotment		Over-Allotment
Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage

Named Executive Officers and Directors:
Iain MacKenzie(11)	729,202	1.2%	—	—	729,202	1.2%	729,202	1.2%
Jack A. Pacheco(12)	289,673	*	—	—	289,673	*	289,673	*
Wayne Eisenberg(13)	226,480	*	—	—	226,480	*	226,480	*
Alan Marten(14)	349,691	*	—	—	349,691	*	349,691	*
Mike Rubino(15)	195,742	*	—	—	195,742	*	195,742	*
Ajay Shah(8b)	6,916,300	11.7	2,198,371	3.7	4,717,929	8.0	4,388,173	7.4
Eugene Frantz	—	—	—	—	—	—	—	—
John W. Marren	—	—	—	—	—	—	—	—
Dipanjan Deb(16)	—	—	—	—	—	—	—	—
Ezra Perlman(16)	—	—	—	—	—	—	—	—
Dr. C.S. Park(17)	37,123	*	—	—	37,123	*	37,123	*
Mukesh Patel(9b)	648,248	1.1	206,048	*	442,200	*	411,293	*
Clifton Thomas Weatherford(18)	25,832	*	—	—	25,832	*	25,832	*
All Executive Officers and Directors as a group (14 persons)(19)	9,487,728	16.1%	2,404,419	4.1%	7,083,309	12.0%	6,722,646	11.4%

*	Indicates less than 1%.

(1)	Ordinary shares beneficially owned by parties to a shareholders’ agreement, which is further described in “Certain Relationships and Related Party Transactions.”

(2)	Represents 4,138,383 ordinary shares held by TPG III SM, LLC.

(3)	Represents 6,348,631 ordinary shares held by TPG IV SM, LLC.

(4)	Represents 5,243,499 ordinary shares held by T(3) II SM, LLC.

(5)	TPG III SM, LLC is indirectly controlled by TPG Advisors III, Inc.; TPG IV SM, LLC is indirectly controlled by TPG Advisors IV, Inc.; and T(3) II SM, LLC is indirectly controlled by T(3) Advisors II, Inc. (collectively, TPG Advisors). David Bonderman, James G. Coulter and William S. Price, III, are directors, officers and the sole shareholders of TPG Advisors. Mr. Bonderman, Mr. Coulter and Mr. Price, by virtue of their positions with TPG Advisors, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by the foregoing entities. Each of Mr. Bonderman, Mr. Coulter and Mr. Price disclaims beneficial ownership of such securities.

(6)	Represents 15,627,486 ordinary shares held by Francisco Partners, L.P. and 76,952 ordinary shares held by Francisco Partners Fund A, L.P. Voting and investment power belongs to a group of managing directors of Francisco Partners, G.P. LLC (including Mr. Deb) who are employees of Francisco Partners, G.P. LLC. Francisco Partners, G.P. LLC’s managing directors include David Stanton, Benjamin Ball, Dipanjan Deb, Neil Garfinkel, Keith Geeslin, David Golob, and Sanford Robertson. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by the foregoing entities. Messrs. Deb and Perlman are employees of Francisco Partners, G.P. LLC and disclaim beneficial ownership of the securities held by the foregoing entities.

(7)	Represents 26,075 ordinary shares held by Francisco Annual Fund Investors, L.L.C. Voting and investment power belongs to a group of managing directors of Francisco Partners Management, LLC (including Mr. Deb) who are employees of Francisco Partners Management, LLC. Francisco Partners Management, LLC’s managing directors include David Stanton, Benjamin Ball, Dipanjan Deb, Neil Garfinkel, Keith Geeslin, David Golob, and Sanford Robertson. The voting and investment power belongs to a group and not to any individual managing director. Each of these managing directors disclaims beneficial ownership of the securities held by the foregoing entities. Messrs. Deb and Perlman are employees of Francisco Partners Management, LLC and disclaim beneficial ownership of the securities held by the foregoing entities.

(8a)	Ajay Shah holds ultimate management power over Shah Capital Partners, L.P., which gives him investment power over the securities held by such entity. Mr. Shah disclaims beneficial ownership of such securities.

(8b)	Represents ordinary shares beneficially owned by Shah Capital Partners, L.P.

(9a)	Mukesh Patel and Harsha Patel are the general partners of Patel Family Partners, L.P. and have voting and investment power over the securities held by such entity.

(9b)	Represents ordinary shares held by Patel Family Partners, L.P.

(10)	Erik Anderson is the sole member of WestRiver Management, LLC (WestRiver Management), which is the managing member of WestRiver Capital. The investment power of WestRiver Capital belongs to a committee consisting of Mr. Anderson and Gary Brinson, who is the only other member of WestRiver Capital. By virtue of their positions with WestRiver Capital, each of Mr. Anderson, Mr. Brinson and WestRiver Management may be deemed to have investment power and beneficial ownership with respect to the securities held by WestRiver Capital, and each disclaims beneficial ownership of such securities.

(11)	Includes 595,825 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006, of which 120,000 exercisable options are held by family trusts. Mr. MacKenzie has no voting or investment power over one trust containing 60,000 exercisable options established for the benefit of his wife, and he disclaims beneficial ownership of such options and the underlying shares.

(12)	Includes 264,665 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006.

(13)	Includes 179,136 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006.

(14)	Includes 112,305 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006.

(15)	Includes 182,405 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006.

(16)	Individual is an employee of Francisco Partners, G.P., LLC and Francisco Partners Management, LLC and disclaims beneficial ownership of the securities held by the foregoing entities.

(17)	Represents 37,123 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006.

(18)	Represents 25,832 ordinary shares that may be acquired upon the exercise of options exercisable within 60 days after November 30, 2006.

(19)	Includes 69,437 ordinary shares that may be acquired by an executive officer, who is not a “named executive officer” upon the exercise of options exercisable within 60 days after November 30, 2006.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Our Principal Investors

We have entered into certain agreements with Texas Pacific Group, Francisco Partners and Shah Capital Partners, which, prior to our initial public offering in February 2006, collectively owned substantially all of our issued and outstanding ordinary shares.

Shareholders’ Agreement

We, Texas Pacific Group, Francisco Partners and Shah Capital Partners and certain other shareholders are parties to a shareholders’ agreement. The shareholders’ agreement covers matters of corporate governance, restrictions on transfer of our securities and information rights.

Corporate Governance.  The shareholders’ agreement provides that so long as they hold at least 10% of our outstanding shares, each of Texas Pacific Group and Francisco Partners may nominate two members of our board of directors; that as long as they hold at least 5% of our outstanding shares, each of Texas Pacific Group, Francisco Partners and Shah Capital Partners may nominate one member of our board of directors; that the principal investors have the right to nominate jointly with our President or Chief Executive Officer (who shall also serve as a member of the board of directors during his employment with us) three other independent directors to our board; and that the parties to the shareholders’ agreement will vote their ordinary shares to elect the persons so nominated to our board of directors. Mr. Shah was nominated by Shah Capital Partners, Messrs. Frantz and Marren were nominated by Texas Pacific Group and Messrs. Deb and Perlman were nominated by Francisco Partners and Messrs. Park, Patel and Weatherford were nominated jointly by our principal investors and our Chief Executive Officer. These rights of our principal investors do not affect the rights of our other shareholders, under our articles of association, to nominate our directors. In addition, each of Texas Pacific Group, Francisco Partners and Shah Capital Partners have the right, voting collectively, to nominate our chief executive officer and have agreed not to vote their ordinary shares for any amendment to our memorandum and articles of association unless the other principal investors also approve of such amendment.

The shareholders’ agreement and our articles of association also provide that we may not take certain significant actions without the approval of Texas Pacific Group, Francisco Partners and Shah Capital Partners, acting collectively, as long as they own in the aggregate at least 25% of our outstanding ordinary shares. These actions include:

•	mergers, acquisitions or certain sales of assets;

•	any liquidation, dissolution or bankruptcy;

•	issuances of securities;

•	determination of compensation and benefits for our chief executive officer, president and chief financial officer;

•	appointment or dismissal of any of the chairman of our board of directors, chief executive officer, president, chief financial officer or any other executive officer in any similar capacity;

•	amendments to the shareholders’ agreement or exercise or waiver of rights under the shareholder’s agreement;

•	any increase or decrease in the number of directors that comprise our board of directors;

•	the declaration of dividends or other distributions or the recapitalization, reclassification, redemption, repurchase or other acquisition of any of our subsidiaries’ securities;

•	any incurrence or refinancing of indebtedness in excess of $10.0 million;

•	approval of our business plan, budget and strategy; and

•	modification of our long-term business strategy, the scope of our business or any of our material customer relationships.

In addition, the shareholders’ agreement provides that so long as Texas Pacific Group, Francisco Partners and Shah Capital Partners own in the aggregate at least 25% of our outstanding ordinary shares we may not enter into certain related party transactions without the consent of each of Texas Pacific Group, Francisco Partners and Shah Capital Partners.

All of the provisions of the shareholders’ agreement are expressly subject to any requirements as to governance imposed by rules of the SEC and of any exchange on which our securities are listed.

Information Rights.  So long as each of Texas Pacific Group, Francisco Partners and Shah Capital Partners hold at least 5% of our outstanding ordinary shares, each has the right to receive from us financial information, monthly management reports, reports from our independent public accountants and such additional information regarding our financial position or business as it reasonably requests.

Registration Rights.  The shareholders’ agreement provides that at any time before February 3, 2007, at the written request of Texas Pacific Group, Francisco Partners and Shah Capital Partners, acting collectively, or any time on or after February 3, 2007, at the written request of any of Texas Pacific Group, Francisco Partners and Shah Capital Partners, we can be required to effect, at our expense, additional registration statements, or demand registrations, registering the securities held by such shareholders. We are required to pay the registration expenses in connection with each demand registration. We may decline to honor any of these demand registrations if the aggregate gross proceeds expected to be received does not equal or exceed $5.0 million or if we have effected a demand registration within the preceding ninety days. If a demand registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the demand registration shall be such that first priority shall be given to Texas Pacific Group, Francisco Partners and Shah Capital Partners and their respective permitted transferees. Pursuant to the shareholders’ agreement, Texas Pacific Group, Francisco Partners and Shah Capital Partners have requested that we prepare a registration statement related to this offering.

In addition to our obligations with respect to demand registrations, if we propose to register any of our securities, other than a registration on Form S-8 or S-4 or successor forms to these forms, whether or not such registration is for our own account, the parties to the shareholders’ agreement, including Texas Pacific Group, Francisco Partners and Shah Capital Partners will have the opportunity to participate in such registration. Expenses relating to these “incidental registrations” are required to be paid by us.

If an incidental registration is underwritten and the managing underwriter advises us that the number of securities offered to the public needs to be reduced, priority of inclusion shall be such that first priority shall be given to us and second priority shall be given to Texas Pacific Group, Francisco Partners and Shah Capital Partners and their respective permitted transferees. We and the shareholders selling securities under a registration statement are required to enter into customary indemnification and contribution arrangements with respect to each registration statement.

Advisory Agreements with Texas Pacific Group, Francisco Partners and Shah Capital Partners

In April 2004, we entered into advisory agreements with entities affiliated with each of Texas Pacific Group, Francisco Partners and Shah Capital Partners, pursuant to which such advisors may provide financial, advisory and consulting services to us and our affiliates. These services have in the past included and may in the future include: executive and management services; identification, support and analysis of acquisitions and dispositions by us or our subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projections, and monitoring of compliance with financing agreements; human resource functions, including searching for and hiring of executives; and other services for us or our affiliates upon which our board of directors and each of these advisors may agree. Specific services provided by each of these advisors to date have included, among others, the design of our equity capital structure and assistance with analysis of our structure for tax purposes, analyzing various financing alternatives, assistance in the identification and appointment of our directors, creation of our employee stock incentive plan and negotiation of certain employment agreements between us and our employees. Each advisory agreement has an initial term of ten years. There are no minimum levels of service required to be provided pursuant to each advisory agreement.

Each advisory agreement also includes customary indemnification provisions in favor of these advisors, as applicable, and customary limitations of each entity’s liability for services rendered under the advisory agreement in good faith and with reasonable care.

Pursuant to the advisory agreements, in 2004 we paid to each of the advisors affiliated with Texas Pacific Group, Francisco Partners and Shah Capital Partners a transaction fee of $2.4 million, $2.4 million and $1.2 million, respectively, plus reasonable out-of-pocket expenses, for the services rendered by them in connection with the structuring of the financing for our restructuring and divestiture from Solectron in April 2004 and for certain other management services rendered.

During the term of the advisory agreements, we were required to pay to each of these advisors an annual advisory fee of $1.0 million, plus reasonable out-of-pocket expenses. We incurred approximately $2.6 million for management fees in 2005. These fees are included in selling, general and administrative expenses in the accompanying condensed consolidated and combined statements of operations. In addition to $1.3 million for management fees paid in 2006, we used an aggregate of $9.0 million of the net proceeds of our initial public offering in February 2006 to make a one-time payment of $3.0 million to each of these advisors, in consideration for the termination of our obligations to pay annual fees under the advisory agreements.

Redemption of Preferred Shares

We used $65.1 million of the proceeds from the sale of our senior secured floating rate notes in March 2005 to redeem all of our outstanding series A redeemable preferred shares from Modular, L.L.C., which was principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of our senior secured floating rate notes and senior secured credit facility. This summary is not complete and is qualified in its entirety by reference to the actual indenture, agreement and related documents, which are available as set forth in the section captioned, “Where You Can Find More Information.”

Senior Secured Floating Rate Notes

As of November 30, 2006, $81.3 million aggregate principal amount senior secured floating rate notes were outstanding. The senior secured floating rate notes are governed by an indenture, dated as of March 28, 2005, between SMART, certain SMART subsidiary guarantors and U.S. Bank National Association, as trustee. The notes accrue interest at a rate equal to LIBOR plus 5.50% per year. Interest on the notes is reset quarterly and is payable quarterly on January 1, April 1, July 1, and October 1 of each year. The notes mature on April 1, 2012 and are jointly and severally guaranteed on a senior basis by all of our restricted subsidiaries, subject to some limited exceptions.

The notes and the guarantees are secured on a second-priority basis by the capital stock of, or other equity interests in, most of our subsidiaries (but limited to 66% of the capital stock of, or equity interests in, any foreign subsidiary held by any domestic subsidiary), and substantially all of our other assets and those of our domestic, United Kingdom and Cayman Islands subsidiaries, in each case that are held by us or any of the guarantors, subject to some limited exceptions. The lenders under our senior secured credit facility and certain other indebtedness benefit from first-priority liens on the collateral.

The notes and the guarantees rank (1) equal in right of payment with all of our and the guarantors’ existing and future senior indebtedness, (2) senior to our and the guarantors’ existing and future senior subordinated and subordinated indebtedness, (3) effectively junior to all secured indebtedness that is secured by a first-priority lien on the collateral, to the extent of the value of the assets securing such indebtedness, and (4) effectively junior to all of the liabilities of our subsidiaries that have not guaranteed the notes.

Pursuant to an intercreditor agreement, the liens securing the notes are expressly second in priority to all liens that secure (1) obligations under our senior secured credit facility, (2) certain other future indebtedness permitted to be incurred under the indenture governing the notes and (3) management services arrangements. Pursuant to the intercreditor agreement the second-priority liens securing the notes may not be enforced at any time when any first priority liens are outstanding, except for certain limited exceptions.

We may redeem the notes, in whole or part, at any time prior to April 1, 2008 at a price equal to 100% of the principal amount of the notes plus a make whole premium, plus accrued and unpaid interest, if any.

On and after April 1, 2008 and prior to maturity, we may elect to redeem all or part of the notes at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest, including additional interest, if redeemed during the 12-month period commencing on April 1 of the years set forth below:

Redemption
Year	Price

2008	103%
2009	102%
2010	101%
2011 and thereafter	100%

We used approximately $49.0 million of the net proceeds of our initial public offering in February 2006 to redeem $43.8 million (or 35% of the) aggregate principal amount of the notes, and paid a prepayment premium and accrued and unpaid interest thereon.

We are also required to offer to repurchase the notes, if we sell certain assets or experience specific kinds of changes of control, at a purchase price equal to 101% of the principal amount of the notes on the date of repurchase, plus accrued and unpaid interest to the date of repurchase.

The indenture governing the notes also contains customary events of default and covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, create liens, engage in sale/leaseback transactions, pay dividends, redeem capital stock or make certain other restricted payments or investments, enter into agreements that restrict dividends from restricted subsidiaries, sell assets including capital stock of restricted subsidiaries, engage in transactions with affiliates, and effect a consolidation or merger.

Credit Facility

Contemporaneously with the closing of the offering of the senior secured floating rate notes, we amended and restated our loan and security agreement to provide for a new senior secured credit facility. We also entered into an intercreditor agreement with the agent under the senior secured credit facility and the trustee under the notes. The new senior secured credit facility provides for up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by the borrowers under the senior secured credit facility, SMART Modular Technologies, Inc., SMART Modular Technologies (Europe) Limited and SMART Modular Technologies (Puerto Rico) Inc. Any letters of credit outstanding under our senior secured credit facility will reduce availability for borrowing thereunder. The senior secured credit facility is available for general corporate purposes until March 28, 2009, unless earlier terminated.

Obligations under the senior secured credit facility and hedging agreements and certain other financial (including cash management) arrangements are unconditionally guaranteed, jointly and severally, by us and each of our wholly owned domestic and foreign subsidiaries, other than Estecom and SMART Modular Technologies (Deutschland) GmbH, and cross guaranteed by the other borrowers (except that certain foreign subsidiaries will not guarantee the obligations of the domestic borrower). All obligations of the borrowers and the Cayman Islands guarantors under the senior secured credit facility are secured by substantially all of the respective obligor’s assets, including but not limited to a first priority pledge of all capital stock of each obligor’s wholly owned subsidiaries, limited in the case of stock of foreign subsidiaries securing the obligations of the domestic borrower to 66% of the voting stock of such subsidiaries and excluding certain foreign subsidiaries.

Borrowings under the senior secured credit facility bear interest at a rate equal to, at the option of the applicable borrower, either (1) the base rate (which is the prime rate most recently announced by the agent) or (2) the applicable reserve adjusted London Interbank Offered Rate, or LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0% to 0.5% and the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash of the borrowers and guarantors and excess availability under the senior secured credit facility.

A fee of 0.25% per annum will accrue on the unused portion of the senior secured credit facility. In addition, the borrowers will be required to pay letter of credit fees based on the undrawn amount of each letter of credit outstanding under the senior secured credit facility equal to the margin applicable to LIBOR borrowings and fronting fees based on the face amount of all outstanding letters of credit issued by any issuing bank.

The senior secured credit facility contains, among other things, covenants restricting our ability and the ability of our subsidiaries to dispose of assets, merge, consolidate, reorganize or liquidate, pay dividends or make other distributions on or repurchase or redeem capital stock, prepay or amend certain indebtedness, incur indebtedness (including under capital leases) or provide guaranties, create liens, make certain investments or acquisitions, enter into transactions with affiliates, change the nature of our business, suffer a change of control and certain other corporate actions. The senior secured credit facility also requires us to maintain a fixed charge coverage ratio of at least 1.2 to 1.0 as of the end of each fiscal quarter during any time when an event of default exists or the daily average amount of unrestricted cash subject to the control of our lenders and excess availability is less than $10 million for more than 30 consecutive days.

Borrowings under the senior secured credit facility are subject to significant conditions, including the absence of any material adverse change.

The senior secured credit facility also includes events of default usual for these types of credit facilities and transactions, including but not limited to the nonpayment of principal, interest, fees or other amounts owing under the senior credit facility, the violation of covenants, the incorrectness of representations and warranties, cross defaults and cross acceleration, the attachment of assets or the commencement of insolvency proceedings, material judgments or court orders and the actual or asserted invalidity of the guaranties or the security documents. The occurrence of an event of default could result in the lenders not being required to lend any additional amounts (or issue letters of credit) and in the acceleration of obligations under the senior secured credit facility, which could materially and adversely affect you.

DESCRIPTION OF SHARE CAPITAL

As of the date of this offering, our authorized share capital consists of 600,000,000 ordinary shares, par value $.00016667 per share, and 60,000,000 undesignated preferred shares, par value $.001 per share. As of November 30, 2006, 58,974,284 ordinary shares were issued and outstanding and no shares of undesignated preferred shares were outstanding. An additional 11,229,948 ordinary shares have been reserved for issuance upon exercise of options under our stock option plan. The following summary description relating to our share capital does not purport to be complete and is qualified in its entirety by our memorandum and articles of association, copies of which are available as set forth in the section captioned “Where You Can Find More Information.”

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefor. We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes. The payment of dividends by us to holders of our ordinary shares is prohibited by our credit facility and is restricted by the indenture relating to the senior secured floating rate notes. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares. All outstanding ordinary shares are fully paid and nonassessable.

Preferred Shares

Pursuant to our amended and restated articles of association, our board of directors will be authorized, without any action by our shareholders, to designate and issue preferred shares in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our ordinary shares. It is not possible to state the actual effect of the issuance of any shares of preferred shares upon the rights of holders of our ordinary shares until the board of directors determines the specific rights of the holders of such preferred shares. However, the effects might include, among other things:

•	impairing dividend rights of our ordinary shares;

•	diluting the voting power of our ordinary shares;

•	impairing the liquidation rights of our ordinary shares; and

•	delaying or preventing a change of control of us without further action by our shareholders.

Upon the completion of this offering, no shares of our preferred shares will be outstanding, and we have no present plan to issue any of our preferred shares following this offering.

Limitations on the Right to Own or Vote Shares

As a Cayman Islands company, we cannot hold shares in treasury or own our own shares.

Limitations on Transfer of Shares

Our articles of association give our directors, at their discretion, the right to decline to register any transfer of shares.

Disclosure of Shareholder Ownership

There are no provisions in our memorandum of association or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Share Capital

We may, from time to time, by ordinary resolution passed at a shareholder meeting by the holders of a majority of our shares entitled to vote on such resolution or passed by a unanimous written consent of such persons, increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe; provided that any such action will require the approval of Texas Pacific Group, Francisco Partners and Shah Capital Partners, acting collectively, if such shareholders hold, in the aggregate, at least 25% of our outstanding ordinary shares as well as the affirmative approval of the directors. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution passed at a shareholder meeting by the holders of a majority of our shares entitled to vote on such resolution, or by unanimous written consent of such persons:

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	in many circumstances, sub-divide our existing shares, or any of them, into shares of smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share form which the reduced share is derived; and

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution passed at a shareholder meeting by the holders of two-thirds of our shares entitled to vote on such resolution or passed by a unanimous written consent of such persons, reduce our share capital and any capital redemption reserve fund in any manner authorized by law.

Differences in Corporate Law

The Cayman Islands Companies Law is modeled after the corporate legislation of the United Kingdom but does not follow recent United Kingdom statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States (particularly Delaware) and their shareholders.

	DELAWARE	CAYMAN ISLANDS

Title of Organizational Documents	Certificate of incorporation	Memorandum of association
	Bylaws	Articles of association
Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that	Under the common law of the Cayman Islands, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

	DELAWARE	CAYMAN ISLANDS

directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders
•   a duty to act in good faith in the best interests of the company;

• a duty not to personally profit from opportunities that arise from the office of director;

• a duty to avoid conflicts of interest; and

• a duty to exercise powers for the purpose for which such powers were intended.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director.

	Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Companies Law of the Cayman Islands has no equivalent provision to Delaware law regarding the limitation of director’s liability. However, as a matter of public policy, Cayman Islands law will not allow the limitation of a director’s liability to the extent that the liability is a consequence of the director committing a crime or of the director’s own fraud or dishonesty.
Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.	Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.
Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (2) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.	Our articles of association contain provisions that permit a director to vote on a transaction in which he or she is interested provided he or she discloses such interest prior to its consideration or any vote thereon. As under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

	DELAWARE	CAYMAN ISLANDS

Voting Requirements	The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.	For the protection of shareholders, certain matters must be approved by special resolution of the shareholders, including alteration of the memorandum or articles of association, reduction of share capital, change of name, or voluntary winding up the company.

The Companies Law of the Cayman Islands requires that a special resolution be passed by a majority of 66 2/3%, or such higher majority as set forth in the articles of association, of shareholders voting at a general meeting, or by unanimous written consent of shareholders.
Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	No cumulative voting for the election of directors unless so provided in the articles of association.
Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.
Filling Vacancies on Board	Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Appointment and removal of directors are governed by the terms of the articles of association.
Mergers and Similar Arrangements	Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Cayman Islands law does not provide for mergers as that expression is understood under U.S. corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•   the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

• the shareholders have been fairly represented at the meeting in question;

• the arrangement is such as a businessman would reasonably approve; and

	DELAWARE	CAYMAN ISLANDS

•   the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law of the Cayman Islands or that would amount to a ‘‘fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	The rights of shareholders under Cayman Islands law are not as extensive as those under Delaware law. Class actions and derivative actions are generally not available to shareholders under Cayman Islands laws and our Cayman Islands counsel is now aware of a significant number of such reported actions having been brought in Cayman Islands courts. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, the Cayman Islands courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the company’s name to remedy a wrong done to it where the act complained of is alleged to be beyond the company’s corporate power or is illegal or would result in the violation of its memorandum of association or articles of association or where the individual rights of the plaintiff shareholder have been infringed or are about to be infringed. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorney’s fees incurred in connection with such action.

	DELAWARE	CAYMAN ISLANDS

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the company’s articles of association.
Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Companies Law of the Cayman Islands does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s articles of association.
Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Companies Law of the Cayman Islands allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.
Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Law of the Cayman Islands does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Computershare Trust Company, N.A., 250 Royall Street, Canton, MA 02021.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Davis Polk & Wardwell, the following is a discussion of material U.S. federal income tax consequences of purchasing, owning and disposing of ordinary shares. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The discussion applies only if you hold ordinary shares as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

1.	certain financial institutions;

2.	insurance companies;

3.	dealers and traders in securities or foreign currencies;

4.	persons holding ordinary shares as part of a hedge, straddle, conversion transaction or other integrated transaction;

5.	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

6.	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

7.	persons liable for the alternative minimum tax;

8.	regulated investment companies;

9.	real estate investment trusts;

10.	tax-exempt organizations; or

11.	persons holding ordinary shares that own or are deemed to own ten percent or more of our voting stock.

This discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of ordinary shares in your particular circumstances.

If a partnership holds ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares, you are urged to consult your tax advisors.

The discussion below applies to you only if you are a U.S. Holder. A U.S. Holder is a beneficial owner of ordinary shares that is, for U.S. federal tax purposes:

1.	a citizen or resident of the United States;

2.	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; or

3.	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to applicable limitations, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15% provided that the U.S. Holder has held the shares for the required holding period set forth under the Internal Revenue Code (and is not protected from a risk of loss and is not obligated to make related payments with respect to positions in substantially similar or related property and certain other conditions are satisfied). U.S. Holders should consult their own tax advisors regarding the implications of these rules in their particular circumstances. Dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Internal Revenue Code. Some portion of any dividends received with respect to the ordinary shares is likely to be treated as U.S. source income to you under rules regarding “United States-owned foreign corporations.” You should consult your own tax advisor regarding the source of any dividends received.

Sale and Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules described below, for U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ordinary shares will be capital gain or loss, and will be long-term capital gain or loss if you have held the ordinary shares for more than one year. The amount of your gain or loss will be equal to the difference between your tax basis in the ordinary shares disposed of and the amount realized on the disposition. The deductibility of capital losses is subject to limitations. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we are not currently, and will not be considered in the future, a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ordinary share, certain adverse consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of an ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Similar rules apply to certain distributions. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

In addition, if we were to be treated as a PFIC for a taxable year in which we pay a dividend or for the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

In the opinion of Maples and Calder, under existing Cayman Islands laws:

•	payments on our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on such payments to any holder of an ordinary share and gains derived from the sale of ordinary shares will not be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax; and

•	our ordinary shares and transfers of our ordinary shares are not subject to Cayman Islands stamp duty but an agreement to transfer our ordinary shares if executed in or brought into the Cayman Islands will be subject to nominal Cayman Islands stamp duty.

We are incorporated under the laws of the Cayman Islands as an exempted company and, as such, have received an undertaking from the Governor in Council of the Cayman Islands in the following form:

The Tax Concessions Law (1999 Revision) Undertaking as to Tax Concessions

In accordance with Section 6 of the Tax Concessions Law (1999 Revision), the Governor in Cabinet undertakes to SMART:

1)	that no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to the Company or its operations; and

2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable

a.	on or in respect of the shares, debentures or other obligations of the Company; or

b.	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

These concessions shall be for a period of twenty years from February 10, 2004.

UNDERWRITING

Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as joint book-running managers of the offering and, together with Bear, Stearns & Co. Inc., Cowen and Company, LLC and Thomas Weisel Partners LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and the selling shareholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Bear, Stearns & Co. Inc.
Cowen and Company, LLC
Thomas Weisel Partners LLC

Total	12,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. If all of the shares are not sold at the initial price to public, the representatives may change the public offering price and the other selling terms.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,875,000 additional shares of our ordinary shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We and our executive officers, directors and the selling shareholders have agreed that for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of the joint book running managers, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. The joint book-running managers in their discretion may release any of the securities subject to these lock-up agreements at any time without notice. These restrictions do not apply with respect to certain ordinary shares purchased in the open market after completion of this offering, certain bona fide gifts or transfers to trusts, certain transfers pursuant to domestic relations orders or settlement agreements, sales pursuant to 10b5-1 sales plans entered into prior to the date of this prospectus (pursuant to which an aggregate of up to approximately 270,000 ordinary shares may be sold during the lockup period) and the entry into 10b5-1 sales plans so long as, in each case other than with respect to ordinary shares purchased in open market transactions and sales pursuant to 10b5-1 sales plans entered into prior to the lockup period, the transferee agrees to be bound by these restrictions.

The 90-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period.

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the ordinary shares being offered hereby may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. However, with effect from and including the Relevant Implementation Date, an offer of our ordinary shares may be made to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of ordinary shares offered hereby located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our ordinary shares to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as the expression may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The selling shareholders have not authorized and do not authorize the making of any offer of ordinary shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the ordinary shares as contemplated in this prospectus. Accordingly, no purchaser of the ordinary shares offered hereby, other than the underwriters, is authorized to make any further offer of ordinary shares on behalf of the selling shareholders or the underwriters.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Neither this prospectus nor any other offering material relating to the ordinary shares offered hereby has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ordinary shares offered hereby has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1º-or-2º-or 3º of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ordinary shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol “SMOD”.

The following table shows the underwriting discounts and commissions that we and the selling shareholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

Paid by Selling Shareholders
	No Exercise	Full Exercise

Per share	$	$
Total	$	$

In connection with the offering, Citigroup Global Markets Inc., on behalf of the underwriters, may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the joint book-running managers repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NASDAQ Global Select Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the NASDAQ Global Select Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the NASDAQ Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

We estimate that the total expenses of this offering payable by us will be approximately $724,000.

Each of Citigroup Global Markets Inc., J.P. Morgan Securities, Inc. and Lehman Brothers Inc. acted as an underwriter in our initial public offering and as initial purchaser of our senior secured floating rate notes and, the underwriters have in the past, and may, from time to time in the future, engage in other transactions with, and perform services for, us in the ordinary course of our business. The underwriters may also, from time to time, effect transactions for their own account or for the account of their customers in the ordinary course of business (including transactions in our securities and transactions to mitigate proprietary risk). In addition, certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform various financial advisory and investment banking services for the selling shareholders and its affiliates, for which they received or will receive customary fees and expenses.

A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

ENFORCEMENT OF JUDGMENTS

We are an exempted company incorporated under the laws of the Cayman Islands, and certain of the board members of each of our subsidiaries, and certain of the experts named herein reside outside the United States. Certain of our assets and the assets of such other persons are located outside the United States. Consequently, it may not be possible for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the United States judgments obtained against us or such other persons in courts of the United States in any action, including actions predicated upon the civil liability provisions of U.S. federal securities laws.

We have been advised by our Cayman Islands legal advisers that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or of any state and (2) in original actions brought in the Cayman Islands, to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or of any state, on the grounds that such provisions are penal in nature. However, in the case of laws that are not penal in nature, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given; provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matter, and was not obtained in a manner, and is not of a kind the enforcement of which is, contrary to the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

There can be no assurance that investors will be able to enforce against us, our board members or the experts named herein, any judgments in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, it is uncertain whether a court in the Cayman Islands would impose civil liability on us or such other persons in an original action predicated upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Cayman Islands against us or such persons.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011 as agent for service of process in any suit, action or proceeding with respect to our ordinary shares and for actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in the City of New York, Borough of Manhattan.

LEGAL MATTERS

Certain legal matters as to U.S. law in connection with this offering will be passed upon for us by Davis Polk & Wardwell, Menlo Park, California. The validity of the ordinary shares offered hereby and certain other matters will be passed upon for us by Maples and Calder, Cayman Islands. Certain legal matters relating to the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated and combined financial statements of SMART and its subsidiaries as of August 31, 2006 and 2005, for the years ended August 31, 2006 and 2005, for the period from January 28, 2004 (inception) to August 31, 2004 (successor business), the period from September 1, 2003 to April 16, 2004 (predecessor business) and the related consolidated and combined financial statement schedule have been included and incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, included and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report on the consolidated and combined financial statements refers to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R Share-Based Payment by applying the prospective method at the beginning of fiscal year 2006.

The financial statements of SMART Modular Technologies Sdn. Bhd. as of August 31, 2006 and 2005 and for each of the years in the three-year period ended August 31, 2006 have been incorporated by reference in the prospectus in reliance upon the report of KPMG (Malaysia), Chartered Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-3 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its ordinary shares, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference is considered to be part of this prospectus. In addition, information we file with the SEC in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

SMART Modular Technologies (WWH), Inc. SEC Filings (File No. 000-51771):

•	Annual Report on Form 10-K for the year ended August 25, 2006, filed on October 27, 2006;

•	Quarterly Report on Form 10-Q for the quarterly period ended November 24, 2006, filed on December 22, 2006;

•	Current Report on Form 8-K, filed on September 28, 2006 (except Items 2.02 and 9.01 thereof, which are furnished to, but not filed with, the SEC);

•	The section of the Definitive Proxy Statement on Schedule 14A for the 2007 annual general meeting of shareholders filed December 15, 2006, incorporated by reference in the Annual Report on Form 10-K for the year ended August 25, 2006; and

•	The description of our capital stock contained in our Registration Statement on Form 8-A12G, filed on February 1, 2006, as the same may be amended from time to time.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.

We will provide free copies of any of those documents, if you write or telephone us at: SMART Investor Relations, 4211 Starboard Drive, Fremont, California, (510) 623-1231.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
SMART Modular Technologies (WWH), Inc.:

We have audited the accompanying consolidated balance sheets of SMART Modular Technologies (WWH), Inc. and subsidiaries as of August 31, 2006 and 2005, and the related consolidated and combined statements of operations, business/shareholders’ equity and other comprehensive income (loss), and cash flows for the years ended August 31, 2006 and 2005, the period from January 28, 2004 (inception) to August 31, 2004 (Successor Business), and the period from September 1, 2003 to April 16, 2004 (Predecessor Business). In connection with our audits of the consolidated and combined financial statements, we also have audited financial statement schedule II. These consolidated and combined financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated and combined financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined financial statements referred to above present fairly, in all material respects, the financial position of SMART Modular Technologies (WWH), Inc. and subsidiaries as of August 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended August 31, 2006 and 2005, the period from January 28, 2004 (inception) to August 31, 2004 (Successor Business), and the period from September 1, 2003 to April 16, 2004 (Predecessor Business), in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated and combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in note 1(p) to the consolidated and combined financial statements, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R Share-Based Payment, applying the prospective method at the beginning of fiscal year 2006.

Mountain View, California
October 25, 2006

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AUGUST 31, 2006 AND 2005

	2006	2005
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$85,620	$75,970
Short term investments	—	5,071
Accounts receivable, net of allowances of $2,592 and $2,629 as of August 31, 2006 and 2005, respectively	208,652	144,760
Inventories	65,902	53,122
Prepaid expenses and other	17,531	9,459

Total current assets	377,705	288,382
Property and equipment, net	25,971	11,309
Goodwill	3,187	2,248
Intangible assets	—	9,142
Other non-current assets	19,593	9,980

Total assets	$426,456	$321,061

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$169,349	$125,305
Accrued expenses	27,325	29,912
Advance from customer	—	1,000

Total current liabilities	196,674	156,217
Long-term debt	81,250	125,000
Other long-term liabilities	1,637	961

Total liabilities	$279,561	$282,178

Commitments and contingencies
Shareholders’ equity:
Ordinary shares, $0.00016667 par value; 600,000,000 shares authorized; 58,430,803 and 48,872,340 shares issued and outstanding as of August 31, 2006 and 2005, respectively	10	8
Additional paid-in capital	85,251	9,490
Deferred stock-based compensation	(555)	(1,126)
Accumulated other comprehensive income	272	900
Retained earnings	61,917	29,611

Total shareholders’ equity	146,895	38,883

Total liabilities and shareholders’ equity	$426,456	$321,061

See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

	Successor Business			Predecessor Business
	Year Ended	Year Ended	Period Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
	(In thousands, except per share amounts)
Net sales	707,406	607,299	233,677	659,171
Cost of sales*	580,835	505,983	203,720	602,098

Gross profit	126,571	101,316	29,957	57,073

Operating expenses:
Research and development*	15,545	9,697	4,447	9,012
Selling, general, and administrative*	54,917	46,636	18,151	29,454
Advisory service agreements’ fees	10,303	2,588	913	—
Impairment of goodwill	—	—	—	43,302
Restructuring and impairment costs	—	880	1,300	6,224

Total operating expenses	80,765	59,801	24,811	87,992

Income (loss) from operations	45,806	41,515	5,146	(30,919)

Interest (expense) income, net	(15,153)	(6,998)	(927)	170
Other income (expense), net	2,567	481	451	(148)

Total other (expense) income	(12,586)	(6,517)	(476)	22

Income (loss) before provision for income taxes	33,220	34,998	4,670	(30,897)
Provision for income taxes	914	8,802	1,255	2,301

Net income (loss)	32,306	26,196	3,415	(33,198)

Net income per ordinary share, basic	$0.60	$0.54	$0.07

Shares used in computing basic net income per ordinary share	54,265	48,872	48,872

Net income per ordinary share, diluted	$0.55	$0.49	$0.07

Shares used in computing diluted net income per ordinary share	59,189	53,531	50,745

* Stock-based compensation by category:

Cost of sales	$191	$—	$—	$—
Research and development	578	—	—	—
Selling, general and administrative	1,216	227	—	—

See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF BUSINESS/SHAREHOLDERS’ EQUITY AND OTHER COMPREHENSIVE INCOME (LOSS)

							Accumulated
	Series A Redeemable					Deferred	Other		Total Business/
	Preferred Shares		Ordinary Shares		Additional	Stock-Based	Comprehensive	Retained	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Paid-In Capital	Compensation	Income (Loss)	Earnings	Equity	Income (Loss)
	(Dollars in thousands)

Predecessor Business
Balances as of August 31, 2003	—	—	—	—	216,763	—	366	209,449	426,578
Dividends to Solectron	—	—	—	—	—	—	—	(31,247)	(31,247)
Net return of capital to Solectron	—	—	—	—	(128,439)	—	—	(145,004)	(273,443)
Unrealized loss on investments	—	—	—	—	—	—	(2)	—	(2)	$(2)
Foreign currency translation	—	—	—	—	—	—	(363)	—	(363)	(363)
Net loss	—	—	—	—	—	—	—	(33,198)	(33,198)	(33,198)

Balances as of April 16, 2004	—	—	—	—	88,324	—	1	—	88,325	(33,563)

Successor Business
Balances as of April 17, 2004	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares	—	—	48,872,340	8	8,137	—	—	—	8,145
Issuance of series A redeemable preferred shares	1,024,700	65,140	—	—	—	—	—	—	65,140
Foreign currency translation	—	—	—	—	—	—	(106)	—	(106)	(106)
Net income	—	—	—	—	—	—	—	3,415	3,415	3,415

Balances as of August 31, 2004	1,024,700	65,140	48,872,340	8	8,137	—	(106)	3,415	76,594	$3,309
Repurchase of series A redeemable preferred shares	(1,024,700)	(65,140)	—	—	—		—	—	(65,140)
Foreign currency translation	—	—	—	—	—		994	—	994	994
Deferred stock-based compensation	—	—	—	—	1,353	(1,353)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	227	—	—	227
Other	—	—	—	—	—	—	12	—	12	12
Net income	—	—	—	—	—	—	—	26,196	26,196	26,196

Balances as of August 31, 2005	—	—	48,872,340	$8	$9,490	$(1,126)	$900	$29,611	$38,883	$27,202
Stock-option exercises	—	—	467,554	—	103	—	—	—	103
Issuance of ordinary shares in an initial public offering	—	—	9,090,909	2	74,172	—	—	—	74,174
Foreign currency translation	—	—	—	—	—		89	—	89	89
Stock-based compensation expense	—	—	—	—	1,414	571	—	—	1,985
Changes in fair value of derivative instruments accounted for as cash flow hedges	—	—	—	—	—	—	(717)	—	(717)	(717)
Tax benefit for stock-option exercise	—	—	—	—	72	—	—	—	72
Net income	—	—	—	—	—	—	—	32,306	32,306	32,306

Balances as of August 31, 2006	—	—	58,430,803	$10	$85,251	$(555)	$272	$61,917	$146,895	$31,678

See accompanying notes to financial statements

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

				Predecessor
	Successor Business			Business
	Year Ended	Year Ended	Period Ended	Period Ended
Cash flows from operating activities:	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
	(Dollars in thousands)
Net income (loss)	$32,306	$26,196	$3,415	$(33,198)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,673	8,505	3,306	5,350
Note redemption charge	4,388	—	—	—
Stock-based compensation	1,985	227	—	—
Impairment of property, equipment and goodwill	—	65	—	48,977
Amortization of debt issuance costs	2,317	412	—	—
Gain on sale of assets	(64)	(69)	—	—
Deferred income tax provision	(3,679)	931	—	—
Change in fair value of derivative instruments	(2,287)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	(76,833)	24,930	(18,570)	(18,052)
Inventories	(10,402)	(8,118)	28,445	(13,867)
Prepaid expenses and other assets	(6,358)	(2,154)	2,927	(1,214)
Accounts payable	53,213	(3,372)	(13,369)	23,406
Payable to affiliates	—	—	—	(8,262)
Accrued expenses and other current liabilities	(2,758)	7,921	(633)	(9,203)
Other non-current liabilities	—	112	—	—

Net cash provided by (used in) operating activities	501	55,586	5,521	(6,063)

Cash flows from investing activities:
Purchase of predecessor business, net of cash acquired	—	—	(104,081)	—
Cash paid for acquisition of business, net of cash acquired	(680)	(2,260)	—	—
Sale (purchase) of short-term investments	5,071	(5,071)	—	—
Capital expenditures	(20,431)	(6,109)	(670)	(2,495)
Proceeds from sale of property and equipment	131	284	522	2,344
Other	(5)	253	776	301

Net cash (used in) provided by investing activities	(15,914)	(12,903)	(103,453)	150

Cash flows from financing activities:
Dividends paid	—	—	—	(31,247)
Proceeds from issuance of long-term debt, net of debt issuance costs	—	120,120	—	—
Advance from customer	(1,000)	(4,000)	—	5,000
Advances from (payments to) affiliates	—	—	—	(3,584)
Net (payments) advances on other debt	—	(1,524)	(10,000)	10,000
Net (repayments) advances on revolving line of credit	—	(53,126)	52,444	—
Proceeds from issuance of ordinary shares from stock option exercises	103	—	—	—
Redemption of Notes	(48,138)	—	—	—
Other	—	—	1,079	(989)
Proceeds from issuance of ordinary shares	74,174	—	8,145	—
(Repurchase) sale of series A redeemable preferred shares	—	(65,140)	65,140	—

Net cash (used in) provided by financing activities	25,139	(3,670)	116,808	(20,820)

Effect of exchange rate changes on cash and cash equivalents	(76)	210	(16)	(34)

Net increase (decrease) in cash and cash equivalents	9,650	39,223	18,860	(26,767)
Cash and cash equivalents at beginning of period	75,970	36,747	17,887	44,654

Cash and cash equivalents at end of period	$85,620	$75,970	$36,747	$17,887

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest	$14,499	$5,539	$472	$—
Taxes	3,542	3,370	346	263
Non-cash financing activity:
Non-cash dividend/return of capital to Solectron	—	—	—	273,443

See accompanying notes to financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
August 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

(a)	Organization and Operations of the Company

The significant accounting policies described in note 1(a), 1(c) and 1(t) are applicable to the Successor Business only. Except as otherwise indicated, the significant accounting policies described in note 1(b), notes 1(d) through 1(s) and note 1(u) are the same in all material respects for the Successor Business and the Predecessor Business.

SMART Modular Technologies (WWH), Inc. (SMART or the Company) is an independent designer, manufacturer and supplier of value added subsystems to original equipment manufacturers (OEMs). The Company’s subsystem products include memory modules, embedded computing and thin film transistor-liquid crystal display (TFT-LCD) products which it offers to customers worldwide. The Company also provides its customers with comprehensive design, manufacturing, testing and logistics services.

SMART is headquartered in Fremont, California, and has operations in Fremont, California; Irvine, California; Tewksbury, Massachusetts; Korea; Scotland; Puerto Rico; Malaysia; the Dominican Republic; and Brazil.

The Company was incorporated in the Cayman Islands on January 28, 2004. On February 11, April 16 and April 30, 2004, the Company issued an aggregate of 8,145,390 ordinary shares, par value $0.001 per share, for aggregate proceeds of approximately $8.1 million. Of these ordinary shares, 8,145,389 ordinary shares were issued to the Company’s shareholder, Modular, L.L.C., and one ordinary share was issued to M&C Corporate Services Limited, which immediately thereafter transferred the share to Modular, L.L.C. On May 24, 2004, the 8,145,390 shares, par value $0.001 per share, which constituted all of the outstanding ordinary shares of the Company, were split into 48,872,340 ordinary shares, par value $0.00016667 per share, of the Company. Holders of ordinary shares are entitled to dividends according to the par value of the shares if declared by the directors.

In addition, on April 16 and April 30, 2004 the Company issued an aggregate of 1,024,700 series A redeemable preferred shares, par value of $0.001, to Modular, L.L.C. at a price of $63.57 per share for aggregate proceeds of $65.1 million. On March 28, 2005, the Company repurchased all of the outstanding shares of series A redeemable preferred shares for the aggregate liquidation value of approximately $65.1 million.

No dividends have been declared or paid on preferred or ordinary shares since the inception of the Company.

On April 16, 2004, in a series of simultaneous transactions, SMART and its subsidiaries acquired the business unit known as SMART Modular Technologies (SMART Modular) from Solectron Corporation (Solectron) for an aggregate purchase price of $122.0 million. The acquisition was funded by a combination of cash from the proceeds of the sale of ordinary shares and series A redeemable preferred shares by SMART to Modular, L.L.C. (approximately $73.3 million) and borrowings under its revolving loan and security agreement with Wells Fargo Foothill, Inc., La Salle Business Credit, LLC and Congress Financial Corporation (Western) ($50.0 million). The acquisition was accounted for as a purchase of a business (see note 1c).

In February 2006, the Company sold 9,090,909 of its ordinary shares in its initial public offering at an offering price of $9.00 per share, resulting in total proceeds of $74.2 million, net of underwriters’ discounts and offering expenses.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(b)	Basis of Presentation

Successor Business

The accompanying consolidated financial statements as of August 31, 2006 and 2005 and for the years ended August 31, 2006 and 2005 and the period from April 17, 2004 to August 31, 2004 are comprised of SMART and its subsidiaries. Intercompany transactions have been eliminated in the consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current year presentation.

Predecessor Business

Prior to the acquisition of the Predecessor Business by SMART, the Predecessor Business was comprised of the combined financial statements of SMART Modular Technologies, Inc. (excluding its contract manufacturing business, SMART Puerto Rico — CM); SMART Modular Technologies (MA), Inc. (a Solectron subsidiary); and SMART Brazil (a Solectron subsidiary).

All of the combined entities were ultimately wholly owned by Solectron. Intercompany transactions and balances have been eliminated in the combined financial statements. The combined financial statements have been prepared from the historical accounting records of SMART Modular and the Company and reflect the application of allocation policies adopted by Solectron and SMART for various costs and activities. These allocations have been determined on the basis that Solectron and the Company consider to be a reasonable allocation of the cost of services utilized by or benefiting SMART Modular. The allocation of assets and liabilities between SMART and SMART Puerto Rico — CM has been determined on a basis of identifying assets and liabilities specific to those entities.

The accompanying combined financial statements for the period from September 1, 2003 to April 16, 2004, may not necessarily reflect the combined results of operations, changes in shareholders’ equity, and cash flows of the Company in the future or what they would have been had SMART Modular been a separate, stand-alone entity during the periods presented.

(c)	Acquisition of Businesses

On April 16, 2004, SMART acquired SMART Modular. The following table summarizes the purchase price allocated to the business and the estimated fair value of the assets acquired and liabilities assumed (in thousands):

Allocation of
Purchase Price

Current assets	$260,192
Property and equipment	15,026
Goodwill	138
Intangibles	18,296
Other assets	918

Total assets acquired	294,570

Current liabilities	168,732
Deferred tax liabilities — non-current	3,870

Total liabilities assumed	172,602

Net assets acquired	$121,968

In September 2004, the Company acquired Estecom for approximately $3.3 million. Estecom was acquired to broaden the Company’s product offering in the TFT-LCD market and expand its presence in the

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

gaming and industrial end markets. The acquisition was accounted for as a purchase of a business and resulted in goodwill of approximately $2.2 million. Since Estecom achieved certain technology milestones during the period from the date of acquisition through August 31, 2006, the former owners of Estecom were paid an additional purchase price payment of $0.4 million, which increased the value of goodwill resulting from the acquisition. No contingent consideration remains at August 31, 2006.

On August 31, 2005, the Company acquired ConXtra for approximately $0.7 million. The acquisition was accounted for as a purchase of a business and resulted in goodwill of $0.6 million. ConXtra was acquired to broaden the Company’s expertise in electronic system design.

Pro forma financial information related to these acquisitions have not been presented, as their impact is not material to the Company’s consolidated operations.

(d)	Year-End

The Company’s financial reporting year ends on the last Friday in August but for financial statement purposes is indicated as ending on August 31. As a result of the change in entity described above, all periods prior to the acquisition by SMART on April 16, 2004 are referred to herein as predecessor periods, and the periods subsequent to April 16, 2004 are referred to as successor periods.

(e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

(f)	Revenue Recognition

The Company recognizes revenue in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Under SAB 104, product revenue is recognized when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Product revenue typically is recognized at the time of shipment or when the customer takes title of the goods. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred for shipping and handling are classified as cost of sales.

In addition, the Company has arrangements with select customers that are accounted for on an agency basis (that is, the Company recognizes the fees associated with serving as an agent with no associated cost of sales) in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. SMART provides procurement, logistics, inventory management, kitting or packaging services for these customers. Revenue for these arrangements is recognized as service revenue and is based on material procurement costs plus a fee for services provided. The Company recognizes service revenue upon the completion of the services, typically upon shipment of the product. There are no post-shipment obligations subsequent to shipment of the product. Gross amounts billed to customers for service transactions totaled approximately $818 million, $782 million, and $286 million and $216 million for the years ended August 31, 2006 and 2005, the period ended August 31, 2004 (successor business), and the period ended April 16, 2004 (predecessor business), respectively.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits with banks as well as highly liquid short-term investments with maturities at date of purchase of three months or less. Short-term investments are investment grade short-term debt instruments with original maturities greater than three months but less than one year. These debt securities are classified as held-to-maturity securities and carried at amortized cost in the accompanying consolidated balance sheets. Amortized cost approximates fair market value at August 31, 2006 and 2005.

(h)	Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due and, thereby, reduces the net recognized receivable to the amount management reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on a combination of factors including the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment, and historical experience.

(i)	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined on a first-in, first-out basis and includes material, labor, and manufacturing overhead. At each balance sheet date, the Company evaluates the ending inventories for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product family. Among other factors, the Company considers historical demand and forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. The Company adjusts remaining balances to approximate the lower of its manufacturing cost or market value. From time to time, SMART’s customers may request that it purchase quantities of raw materials for specific programs. Such inventory purchases are evaluated for excess quantities and potential obsolescence and could result in a provision at the time of purchase. The portion, if any, of slow moving inventory not expected to be sold within one year from the balance sheet date, is classified as non-current inventory and included in other non-current assets in the accompanying consolidated balance sheets. The Company’s provisions for excess and obsolete inventory are also impacted by contractual arrangements with customers including ability or inability to re-sell such inventory to them. If actual market conditions or customers’ product demands are less favorable than those projected or if customers are unwilling or unable to comply with any contractual arrangements related to excess and obsolete inventory, additional provisions may be required.

(j)	Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed based on the shorter of the estimated useful lives or the related lease terms, using the straight-line method. Estimated useful lives are presented below.

Asset	Period

Buildings	20 to 50 years
Manufacturing equipment	3 to 5 years
Office furniture, software, computers, and equipment	2 to 5 years
Leasehold improvements	Shorter of estimated life or lease term

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(k)	Goodwill

SMART performs a goodwill impairment test of its single reporting unit annually during the fourth quarter of its fiscal year and more frequently if an event or circumstance indicates that an impairment loss has occurred. Such events or circumstances may include significant adverse changes in the general business climate, among others. The test is performed by determining the fair value of the reporting unit using a discounted future cash flow model and comparing the fair value to the carrying value of the reporting unit, including goodwill.

If the fair value of the reporting unit is less than its carrying value, SMART then allocates the fair value of the unit to all the assets and liabilities of the unit (including any unrecognized intangible assets) as if the reporting unit’s fair value was the purchase price to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

During the period ended April 16, 2004, in connection with the proposed sale of SMART Modular by Solectron, Solectron’s assessment of the carrying value of the SMART Modular goodwill, based on the estimated proceeds from the proposed sale, resulted in an impairment charge of $43.3 million, which was pushed down to SMART Modular’s books.

(l)	Intangibles

The following table summarizes the gross amounts and accumulated amortization of intangible assets by type as of August 31, 2006 and 2005 (in thousands):

	Life	August 31, 2006	August 31, 2005

Customer relationships	5	$11,797	$11,797
Technology	3	1,826	1,826
Trademark	7	4,680	4,680

Total		18,303	18,303
Accumulated amortization		(6,141)	(3,774)
Other deductions		(12,162)	(5,387)

Carrying value		$—	$9,142

Amortization expense for fiscal 2006 and 2005 and for the period from April 17 to August 31, 2004 was $2.4 million, $2.8 million and $1.0 million, respectively.

Other deductions include the benefit of the recognition or realization of deferred tax assets in fiscal 2006, 2005 and 2004, which had a related full valuation allowance recorded on the date of the acquisition of SMART Modular.

Included in this amount is the benefit related to the reduction of the deferred tax assets’ valuation allowance by approximately $10.3 million at August 31, 2006. This benefit was allocated first to reduce to zero the remaining balance of the acquired intangible assets of approximately $6.5 million, with the remaining benefit of approximately $3.8 million, recorded as an income tax benefit during the fourth quarter of fiscal 2006.

(m)	Impairment of Long-Lived Assets

The Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in September 2002. Under SFAS No. 144, long-lived assets, excluding goodwill, are reviewed for impairment

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

whenever events or circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value, less cost to sell.

(n)	Income Taxes

Successor Business

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and credit carry-forwards. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the enactment period in which the rate change occurs. U.S. income and foreign withholding taxes are not provided on that portion of unremitted earnings of foreign subsidiaries expected to be reinvested indefinitely.

Predecessor Business

Prior to April 17, 2004, SMART Modular was a member of an affiliated group, and accordingly, its federal taxable income or loss was included in the consolidated federal income tax return filed by Solectron. SMART Modular was also included in certain state returns of Solectron. Any valuation allowance against deferred tax assets taken by Solectron on a consolidated basis has been allocated to each of its subsidiaries based on the subsidiary’s deferred tax asset position. For the period from September 1, 2003 to April 16, 2004, SMART Modular calculated its provision on a stand-alone basis. Had SMART Modular calculated its provision for federal and state taxes for this period on the “pro-rata” method used in previous periods, the tax provision for this period would have been approximately $0.3 million less.

(o)	Foreign Currency Translation

For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates during the period. The effect of this translation is reported in other comprehensive income (loss). Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the respective foreign subsidiaries are included in results of operations.

For foreign subsidiaries using the U.S. dollar as their functional currency, the financial statements of these foreign subsidiaries are re-measured into U.S. dollars using the historical exchange rate for property and equipment and certain other non-monetary assets and liabilities and related depreciation and amortization on these assets and liabilities. The Company uses the exchange rate at the balance sheet date for the remaining assets and liabilities, including deferred taxes. A weighted average exchange rate is used for each period for revenues and expenses. All foreign subsidiaries except Brazil and Korea use the U.S. dollar as their functional currency.

The gains or losses resulting from the re-measurement process are recorded in other expense in the statements of operations. In 2006, 2005 and 2004, the effects of such transaction gains and losses and re-measurement adjustments on the Company’s results of operations were not material.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(p)	Stock-Based Compensation

Successor Business

The Company’s stock option plan provides for grants of options to employees and independent directors of the Company to purchase the Company’s ordinary shares at the fair value of such shares on the grant date. The options generally vest over a four-year period beginning on the grant date and have a 10-year term. As of August 31, 2006, the Company is authorized to issue up to 11,229,948 ordinary shares under this plan.

Until August 31, 2005, the Company accounted for its stock-based compensation plan using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related pronouncements. Under this method, compensation expense was recorded only if the deemed fair value of the underlying shares exceeded the exercise price on the date of grant. Deferred stock-based compensation expense is amortized on a straight-line basis over the vesting period of each grant, generally over four years.

On September 1, 2005 (effective date), the Company adopted the FASB’s SFAS No. 123R, Share-Based Payment, applying the prospective method, in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted or modified after the effective date and (b) based on the requirements of the intrinsic value method as prescribed in APB 25, and related interpretations, for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The Company adopted SFAS No. 123R prospectively because, prior to the period of adoption, it was a non-public entity that used the minimum value method for pro forma disclosure under the provisions of SFAS No. 123, and applied APB 25 for recognition purposes.

Stock-based compensation expense related to stock options issued to employees and independent directors amounted to approximately $2.0 million, $0.2 million and $-0- for fiscal 2006 and 2005, and the period from April 17, 2004 through August 31, 2004, respectively.

The Company elected to continue amortizing stock-based compensation for awards granted on or after its adoption of SFAS No. 123R on a straight-line basis over the requisite service (vesting) period for the entire award, typically four years.

Summary of Assumptions and Activity

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatility is based on the historical volatilities of the common stock of comparable publicly traded companies. The expected term of options granted is derived from the average midpoint between vesting and the contractual term, as described in SEC’s SAB No. 107, Share-Based Payment.  The risk-free rate for the expected term of the option is based on the average U.S. Treasury yield curve at the date of grant. The following assumptions were used to value stock options:

Year Ended
Stock Options:	August 31, 2006

Expected term (years)	6.25
Expected volatility	80%
Risk-free interest rate	4.63%
Expected dividends	—

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

A summary of option activity as of and for year ended August 31, 2006, is presented below (dollars and shares in thousands, except per share data):

			Weighted Average
			Remaining	Aggregate
		Weighted Average	Contractual	Intrinsic
	Shares	Exercise Price	Term (Years)	Value

Options outstanding at September 1, 2005	5,478	$0.29
Options granted	2,133	5.09
Options exercised	(467)	(0.22)
Options forfeited	(353)	(2.59)

Options outstanding at August 31, 2006	6,791	1.68	8.3	$50,800

Options exercisable at August 31, 2006	2,660	$0.60	8.0	$22,780

Options vested and expected to vest at August 31, 2006	6,534	$1.63	8.3	$49,226

The weighted average fair value of options granted during the year ended August 31, 2006 was $4.42 per option. The total intrinsic value of options exercised during the year ended August 31, 2006 was $2.4 million. Upon the exercise of options, the Company issues new ordinary shares from its authorized shares.

As of August 31, 2006, there was approximately $7.5 million of total unrecognized compensation cost related to employee and independent director stock options. Such cost is expected to be recognized on a straight-line basis over the next four years. The total fair value of shares vested during the year ended August 31, 2006 was approximately $1.5 million.

As a result of adopting SFAS No. 123R on September 1, 2005, the Company’s income before provision for income taxes for the year ended August 31, 2006, was approximately $1.2 million lower than if it had continued to account for share-based compensation under APB 25. Both basic and diluted net income per ordinary share for the year ended August 31, 2006 were $0.02 lower due to the adoption of SFAS No. 123R.

Predecessor Business

SMART Modular participated in the stock option plan and employee stock purchase plan (stock-based compensation plans) of Solectron. SMART Modular accounted for its participation in those stock-based compensation plans using the intrinsic value method prescribed in APB 25, and related pronouncements. No compensation expense related to employees’ stock options has been recognized in the financial statements because options granted under Solectron’s stock option plans had an exercise price equal to the market value of Solectron common stock on the date of the grant. Under SFAS No. 123, Accounting for Stock-Based Compensation, entities were required to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant.

Alternatively, SFAS No. 123 allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income (loss) disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company elected to apply the provisions of APB 25 and provide pro forma disclosures required by SFAS No. 123 and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. Had SMART Modular’s share of the compensation expense for the awards of Solectron’s stock options been determined based on the fair value of the awards on the date of

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

the grant, consistent with the provisions of SFAS No. 123, SMART Modular’s net loss would have increased to the pro forma amounts indicated below (in thousands):

Period Ended
April 16, 2004

Net loss, as reported	$(33,198)
Pro forma stock-based compensation	(3,672)

Pro forma net loss	$(36,870)

For purposes of computing pro forma net loss, the fair value of each Solectron option grant and employee stock purchase right was estimated at the date of grant using the Black-Scholes option-pricing model.

The assumptions used to value the option grants and purchase rights are stated below:

Period Ended
April 16, 2004

Stock options:
Expected life	3.9 years
Volatility	75%
Risk-free interest rate	2.30% to 3.06%
Dividend yield	—
Employee stock purchase plan:
Expected life of purchase right	6 months
Volatility	75%
Risk-free interest rate	1.00%
Dividend yield	—

(q)	Loss Contingencies

The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. The Company considers the likelihood of a loss and the ability to reasonably estimate the amount of loss in determining the necessity for and amount of any loss contingencies. Estimated loss contingencies are accrued when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The Company regularly evaluates the most current information available to determine whether any such accruals should be recorded or adjusted.

(r)	Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under U.S. generally accepted accounting principles are excluded from net income (loss). For the Company, comprehensive income (loss) generally consists of foreign currency translation adjustments, changes in fair value of derivative financial instruments accounted for as cash flow hedges and unrealized gains and losses on investments classified as available-for-sale.

(s)	Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company’s revenues and related accounts receivable balance reflect a concentration of activity with a limited number of customers (see note 14). The Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers to minimize collection risk on trade accounts

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

receivable and maintains allowances for potentially uncollectible accounts. The fair value of the Company’s cash, cash equivalents, accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these items. The fair value of the Notes is based on a dealer quote and approximates their carrying value as of August 31, 2006. The fair value of derivative instruments is based on a dealer quote.

(t)	Net Income Per Share

Successor Business

Basic net income per ordinary share is calculated by dividing net income by the weighted average of ordinary shares outstanding during the period. Diluted net income per ordinary share is calculated by dividing the net income by the weighted average ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of dilutive shares issuable upon the exercise of outstanding stock options computed using the treasury stock method.

The following table sets forth for all periods presented the computation of basic and diluted net income per ordinary share, including the reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share (dollars and shares in thousands, except per share data):

	Year Ended	Year Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004

Numerator:
Net Income	$32,306	$26,196	$3,415
Denominator:
Weighted average ordinary shares	54,265	48,872	48,872

Effect of dilutive ordinary shares:
Stock options	4,924	4,659	1,873

Total ordinary shares, diluted	59,189	53,531	50,745

Net income per ordinary share, basic	$0.60	$0.54	$0.07

Net income per ordinary share, diluted	$0.55	$0.49	$0.07

The Company excluded 1,412,604 stock options from the computation of diluted net income per ordinary share for the year ended August 31, 2006, as their inclusion would have been anti-dilutive. There were no anti-dilutive options outstanding at August 31, 2005 and 2004.

(u)	New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The Company adopted the provisions of SFAS No. 151 effective September 1, 2005. The adoption of SFAS No. 151 did not have a significant impact on the Company’s financial position or results of operations.

In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations, as an interpretation of SFAS No. 143, Accounting for Asset Retirement Obligations. This interpretation clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, refers to a legal obligation to

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company adopted the provisions of FIN 47 effective August 31, 2006. The adoption of FIN 47 did not have a significant impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The Company adopted the provisions of SFAS No. 154 effective September 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes.  FIN 48 prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for the Company beginning in the first quarter of fiscal 2008. SMART is currently analyzing the requirements of FIN 48 and has not yet determined the impact, if any, on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. SFAS No. 157 is effective for the Company no later than the first quarter of fiscal 2009. SMART is currently analyzing the requirements of SFAS No. 157 and has not yet determined the impact, if any, on its financial position or results of operations.

In September 2006, the SEC released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 allows companies to record the effects of adopting the guidance as a cumulative-effect adjustment to retained earnings. SAB 108 is effective for the Company no later than the fourth quarter of fiscal 2007. SMART is currently analyzing the requirements of SAB 108 and has not yet determined the impact, if any, on its financial position or results of operations.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(2)	Related Party Information

(a)	Predecessor Business

In the normal course of business, SMART Modular had transactions with Solectron and its affiliates as follows (in thousands):

Period Ended
April 16, 2004

Affiliates of Solectron:
Revenues	$80,572
Purchase of goods and services	(6,309)

In addition, a member of senior management of the Company was an investor in an entity that provided warehousing services to a foreign subsidiary of the Company. Services provided amounted to approximately $0.3 million and $0.5 million for the period ended August 31, 2004 (Successor Business) and the period ended April 16, 2004 (Predecessor Business), respectively. These expenses are classified as cost of sales in the accompanying consolidated and combined statements of operations. The entity no longer provides warehousing services to the Company or any of its subsidiaries.

(b)	Successor Business

In April 2004, the Company entered into advisory service agreements with entities affiliated with each of Texas Pacific Group, Francisco Partners, and Shah Capital Partners (members of Modular, L.L.C., the Company’s then majority shareholder) pursuant to which each advisor may provide financial advisory and consulting services to the Company. These services have included executive and management services; identification, support, and analysis of acquisitions and dispositions by the Company or its subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projects, and monitoring of compliance with financing agreements; and human resource functions, including searching for and hiring of executive and other services for the Company upon which the Company’s board of directors and such advisors agree.

Specific services provided by such advisors have included, among others, the design of the Company’s equity capital structure and assistance with analysis of the Company’s structure for tax purposes, analyses of various financing alternatives, assistance in the search for directors, creation of the Company’s employee and independent director stock incentive plan, and negotiation of certain employment arrangements. On July 1, 2005, the Company executed an amendment to its advisory agreement with the entity affiliated with Shah Capital Partners, increasing the annual management fees to $1.0 million, and the aggregate annual management fee to all advisors to $3.0 million.

On February 8, 2006, the Company used $9.0 million of its proceeds from the initial public offering and made a one-time payment, which was expensed during the second quarter of fiscal 2006, to terminate the annual fees payable under its advisory service agreements with the entities affiliated with each of the three advisors. In addition to the termination fee, the Company incurred approximately $1.3 million, $2.6 million and $0.9 million in management fees pursuant to the advisory service agreements for the years ended August 31, 2006 and 2005, and the period from April 17, 2004 through August 31, 2004, respectively.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(3)  Inventories

Inventories consisted of the following as of August 31, 2006 and 2005 (in thousands):

	2006	2005

Raw materials	$29,249	$23,765
Work in process	5,098	5,680
Finished goods	31,555	23,677

	$65,902	$53,122

As of August 31, 2006 and 2005, approximately $2.9 million and $4.4 million, respectively, of slow moving inventory estimated to be sellable one year from the balance sheet date, has been classified as non-current inventory and included in other non-current assets in the accompanying consolidated balance sheets.

(4)  Net Property and Equipment

Property and equipment consisted of the following as of August 31, 2006 and 2005 (in thousands):

	2006	2005

Buildings	$702	$585
Office furniture, software, computers, and equipment	4,155	4,453
Manufacturing equipment	25,568	12,149
Leasehold improvements	9,088	2,926

	39,513	20,113
Less accumulated depreciation and amortization	13,542	8,804

Net property and equipment	$25,971	$11,309

Depreciation expense was $6.3 million, $5.7 million, $2.3 million, and $5.4 million for the years ended August 31, 2006 and 2005, the period ended August 31, 2004 (Successor Business), and the period ended April 16, 2004 (Predecessor Business), respectively.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(5)  Income Taxes

The components of income tax expense for the years ended August 31, 2006 and 2005, the period ended August 31, 2004 (Successor Business), and the period ended April 16, 2004 (Predecessor Business) are as follows (in thousands):

				Predecessor
	Successor Business			Business
	Year Ended	Year Ended	Period Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
Current:
Federal	$527	$2,130	$368	$114
State	267	336	29	72
Foreign	3,799	5,405	1,008	2,115

	4,593	7,871	1,405	2,301

Deferred:
Federal and state	(3,776)	—	—	—
Foreign	97	931	(150)	—

	(3,679)	931	(150)	—

	$914	$8,802	$1,255	$2,301

The effective income tax rate (expressed as a percentage of income (loss) before income taxes) varied from the U.S. statutory income tax rate for the years ended August 31, 2006 and 2005, the period ended August 31, 2004 (Successor Business), and the period ended April 16, 2004 (Predecessor Business) as follows:

				Predecessor
	Successor Business			Business
	Year Ended	Year Ended	Period Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
Statutory tax rate	35.0%	35.0%	35.0%	(35.0)%
Foreign income taxes at different rates	(12.1)	(7.9)	18.0	6.0
State income tax, net of federal tax benefit	0.9	0.6	0.6	0.2
Tax holiday — Malaysia	(9.7)	(8.8)	(29.6)	(10.5)
Nondeductible goodwill impairment	—	—	—	42.3
Change in valuation allowance	(11.4)	0.3	2.0	4.3
Deferred tax asset write-off — Malaysia	—	3.9	—	—
Foreign withholding taxes	—	2.7	—	—
Other, net	0.1	(0.6)	0.9	0.2

	2.8%	25.2%	26.9%	7.5%

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of August 31, 2006 and 2005 were as follows (in thousands):

	2006	2005

Deferred tax assets:
Accruals and allowances	$4,451	$6,756
Stock-based compensation	681	92
Credits carryover	247	482
Capital loss carryover	1,743	1,743
Net operating loss carryover	16,520	15,769

Deferred tax assets	23,642	24,842
Valuation allowance	(13,212)	(22,226)

Net deferred tax assets	10,430	2,616

Deferred tax liabilities:
Property and equipment	(80)	(105)
Acquired intangibles	—	(2,563)

Deferred tax liabilities	(80)	(2,668)

Net deferred tax assets (liabilities)	$10,350	$(52)

As of August 31, 2006, the Company classified approximately $1.9 million of current deferred tax assets in other current assets and $8.5 million of non-current deferred tax assets in other non-current assets, respectively, on the accompanying consolidated balance sheets.

As of August 31, 2005, the Company classified approximately $0.8 million in current deferred tax assets and $0.9 million in non-current deferred tax liabilities in other current assets and other non-current liabilities, respectively, on the accompanying consolidated balance sheets.

As of August 31, 2006, the Company had U.S. (federal) and California (state) net operating loss carryovers of approximately $44.3 million and $27.2 million, respectively. The federal net operating loss carryovers will expire in 2011 through 2026 and the California net operating loss carryovers will expire in 2013 through 2016, in varying amounts, if not utilized.

The federal and California net operating loss carryovers are subject to an annual limitation as a result of a change of ownership as defined in Section 382 of the Internal Revenue Code. The annual limitation will not prevent the Company from using the net operating loss carryovers if sufficient income is earned in the carryover period.

Pursuant to footnote 82 of SFAS No. 123R, Share-Based Payment, the additional tax benefit from excess tax deductions attributable to share based payments resulted in $1.9 million of federal net operating loss carryovers and $1.2 million of California net operating loss carryovers that will not be recognized as a credit to additional paid in capital until such deductions reduce taxes payable.

As of August 31, 2006, the Company had capital loss carryovers of approximately $4.3 million, which if not utilized to offset capital gains, will expire in 2008. The Company has foreign tax credits and state credit carryovers that expire beginning in 2008.

As of August 31, 2006, the Company has consolidated deferred tax assets, net of deferred tax liabilities, of $23.6 million, with a valuation allowance on net deferred tax assets of $13.2 million. The net deferred tax assets after reduction for the valuation allowance, are $10.4 million. The valuation allowance as of August 31,

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

2006 and August 31, 2005 primarily relates to U.S. deferred tax assets acquired in the Acquisition. At August 31, 2005, the Company’s management did not believe that the deferred tax assets from U.S. operations were realizable by considering future taxable income based on cumulative losses for the most recent three years of the predecessor and successor business combined. Under SFAS No. 109, positive evidence is necessary to consider future taxable income. With its financial results for the fourth quarter and fiscal year 2006, the Company has recorded cumulative profits for the last three fiscal years. Based on these historical results and its projections of future taxable income in the U.S., the Company concluded that it was more likely than not to realize the benefits of deferred tax assets available to offset projected future taxable income. As a result, the Company recorded a reduction to the deferred tax asset valuation allowance in the fourth quarter of fiscal 2006 of approximately $10.3 million. Since most of the recognized deferred tax assets were obtained in the Acquisition with a full valuation allowance recorded in the original allocation of the purchase price, the benefit associated with the reduction in the allowance was first allocated to reduce the remaining balance of acquired intangible assets of approximately $6.5 million to zero. The remaining benefit of approximately $3.8 million was recorded as an income tax benefit in the consolidated statement of operations in the fourth quarter of fiscal 2006.

Provision has been made for deferred income taxes on undistributed earnings of foreign subsidiaries to the extent that dividend payments by such foreign subsidiaries are expected to result in additional tax liability. The Company has not provided deferred income taxes on approximately $60.6 million of undistributed earnings from certain foreign operations as of August 31, 2006 because such earnings are intended to be reinvested indefinitely. Of the $60.6 million of undistributed earnings, $17.1 million would be included in U.S. taxable income of the Company, which would be offset, in whole or in part, by foreign tax credits. The remainder of undistributed earnings of $43.5 million would not be includable in U.S. taxable income, but would incur an insignificant amount of foreign country withholding taxes.

Consolidated income (loss) before taxes for all periods presented consisted of the following (in thousands):

	Successor Business			Predecessor Business
	Year Ended	Year Ended	Period Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
U.S.	$410	$5,667	$(42)	$(40,583)
Non-U.S.	32,810	29,331	4,712	9,686

Total	$33,220	$34,998	$4,670	$(30,897)

During the third quarter of fiscal 2005, the tax holiday (Pioneer Status) for its Malaysian operations, which was previously scheduled to expire in September 2004 was renewed through May 31, 2014. The Company expensed the deferred tax assets recorded in Malaysia upon receipt of the tax holiday during the third quarter of fiscal 2005. The renewal was effective retroactively to September 2004. The Company was also granted a tax holiday (International Procurement Company) for its Malaysian operations, effective for 10 years beginning April 30, 2004, subject to certain conditions. In addition, the Company was granted a continuing tax holiday for certain manufacturing operations in Puerto Rico, subject to certain conditions. The net impact of these tax holidays in Malaysia and Puerto Rico was to decrease local country taxes by $11.3 million in fiscal 2006, $7.2 million in fiscal 2005, and $1.1 million in fiscal 2004.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(6)  Accrued Expenses

Accrued expenses as of August 31, 2006 and 2005 consisted of (in thousands):

	2006	2005

Accrued employee compensation	$12,108	$9,555
Accrued income taxes	3,879	2,524
Other accrued liabilities	11,338	17,833

Total	$27,325	$29,912

(7)  Advance from Customer

In connection with a supply agreement, a customer advanced $5.0 million to the Company in August 2004. When the terms of the agreement had been fulfilled, the Company repaid $4.0 million in July 2005 and $1.0 million in September 2005.

(8)  Long Term Debt

Senior Secured Floating Rate Notes

On March 28, 2005 the Company issued $125.0 million in senior secured floating rate notes due on April 1, 2012 (the 144A Notes) in an offering exempted from registration by rule 144A and Regulation S under the Securities Act (the Offering). The 144A Notes were jointly and severally guaranteed on a senior basis by all of our restricted subsidiaries, subject to some limited exceptions. In addition, the 144A Notes and the guarantees were secured on a second-priority basis by the capital stock of, or equity interests in, most of our subsidiaries and substantially all of the Company’s and most of its subsidiaries’ assets. The 144A Notes accrued interest at the three- month London Inter Bank Offering Rate, or LIBOR, plus 5.50% per annum, payable quarterly in arrears, and were redeemable under certain conditions and limitations. The Company filed an exchange offer registration statement that was declared effective on September 27, 2005. Accordingly, all of the 144A Notes were exchanged for the Company’s Senior Secured Floating Rate Exchange Notes (the Notes) by October 27, 2005. The terms of the Notes are identical in all material respects to the terms of the 144A Notes, except that the Notes are registered under the Securities Act, and the transfer restrictions and registration rights related to the 144A Notes do not apply to the Notes.

The net proceeds from the Offering of approximately $120.1 million, were used to repay outstanding indebtedness of approximately $42.3 million under the Company’s existing revolving loan and security agreement, redeem all of the outstanding shares of Series A redeemable preferred shares for $65.1 million, with the remaining $12.7 million used for general corporate purposes.

The Company incurred approximately $4.9 million in related debt issuance costs, which are included in other non-current assets in the accompanying consolidated balance sheets. Debt issuance costs related to the Notes are being amortized to interest expense on a straight-line basis, which approximates the effective interest rate method, over the life of the Notes.

On March 10, 2006, the Company used approximately $49.0 million of its proceeds from the initial public offering to redeem $43.8 million of the Notes. This redemption payment included approximately $4.4 million and $0.8 million in redemption premium and accrued interest, respectively. The Company incurred a redemption loss of approximately $5.9 million, consisting of the redemption premium of $4.4 million and the write-off of approximately $1.5 million of unamortized debt issuance costs.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Revolving Line of Credit

SMART had a revolving loan and security agreement (the Loan and Security Agreement) with Wells Fargo Foothill, Inc., La Salle Business Credit, LLC and Congress Financial Corporation (Western), that allowed SMART to borrow up to $100 million. The ability to draw funds under this credit facility was dependent upon sufficient collateral and meeting certain financial covenants, including the maintenance of certain financial ratios. There also were restrictions on payment of dividends and restrictions on the amount of ordinary shares that could be repurchased annually. Interest on borrowings was calculated based on prime rate plus a margin of up to 1%, or based on LIBOR plus margins between 1.5% and 2.5%, depending on loan availability.

Contemporaneously with the closing of the Offering of the 144A Notes, the Company amended and restated the Loan and Security Agreement with its lenders, providing for a new senior secured credit facility with Wells Fargo Foothill, Inc. (New Credit Facility). The New Credit Facility provides for up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by the Company. Borrowings under the New Credit Facility will bear interest at a rate equal to, at the Company’s option, either (i) the base rate (which is the prime rate most recently announced by the agent) or (ii) the applicable reserve adjusted LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0% to 0.5%, and the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash and excess availability under the New Credit Facility. The New Credit Facility is available for general corporate purposes through March 28, 2009, unless earlier terminated.

In connection with the New Credit Facility, the Company incurred approximately $0.7 million in debt issuance costs, which are included in other non-current assets in the accompanying consolidated balance sheets. Debt issuance costs related to the New Credit Facility are being amortized to interest expense on a straight-line basis, which approximates the effective interest rate method, over four years, which represents the term of the New Credit Facility. In addition, the Company recorded approximately $1.2 million in interest expense in the fiscal year 2005 consolidated statement of operations, for the write-off of deferred debt issuance and other costs related to the original Loan and Security Agreement.

As of August 31, 2006 and 2005, the New Credit Facility was undrawn, with available borrowing capacity of $35.0 million, and the Company is in compliance with its covenants as required by the New Credit Facility agreement.

(9)  Financial Instruments

Derivative Instruments

On April 28, 2005, the Company entered into two interest rate swap agreements (Swaps) with Wells Fargo Foothill, Inc. The Swaps are for $41.25 million and $40.0 million in notional amounts (Notional Amounts) and expire on April 1, 2008 and April 28, 2010 (Expiration Dates), respectively. The Company entered into the Swaps in order to hedge a portion of its future cash flows against interest rate exposure resulting from the 144A Notes. Under the terms of the Swaps, the Company pays fixed interest rates of 9.78% and 9.97% related to the above Notional Amounts, respectively. In exchange, the Company receives a variable interest rate equal to the 3-month LIBOR rate plus 5.50%. The Swaps effectively replace the variable interest rate on $81.25 million of the 144A Notes with fixed interest rates through the respective Expiration Dates.

The total fair value of the outstanding derivative instruments referred to above was an asset of approximately $1.6 million and a liability of approximately $0.1 million as of August 31, 2006 and 2005, respectively.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

For all derivative transactions, the Company is exposed to counterparty credit risk. To manage such risk, the Company limits its derivative transaction counterparties to major financial institutions. The Company does not expect to experience any material adverse financial consequences as a result of default by the Company’s counterparties.

Upon further review of its hedge accounting practices, the Company concluded that it needed to change the accounting for the Swaps previously accounted for under the “short cut” method for cash flow hedges, as described in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result, the Company recorded approximately $1.4 million of other income in the third quarter of fiscal 2006, that was previously recorded in other comprehensive income. The Company recorded the adjustment in the third quarter of fiscal year 2006, as the amounts were not material to the period. The Company also recorded approximately $0.5 million of other income in the third quarter of fiscal 2006, due to changes in fair value of the Swaps during that quarter. The Company implemented hedge accounting under the “long haul” method for cash flow hedges for the Swaps in the fourth quarter of fiscal 2006, which results in changes in fair value of the Swaps, excluding the ineffective portion of the hedge, to be recorded in other comprehensive income. The changes in fair value of the Swaps related to any ineffective portion of the hedge are reflected in other income or expense.

(10)  Employee Benefit Plans

(a)	Stock Option Plan

Predecessor Business

Solectron’s stock option plans provided for grants of options to employees of SMART Modular to purchase Solectron’s common stock at the fair market value of such shares on the grant date. The options vested over a 4-year period beginning generally on the grant date and had a 10-year term.

A summary of the activity under the SMART Modular’s portion of Solectron’s stock option plans and its preexisting plans is presented as follows (in thousands except per share data):

	Number of	Weighted Average
	Solectron Shares	Exercise Price

Outstanding, August 31, 2003	4,097	$14.65
Granted	393	5.58
Exercised	(18)	3.84
Canceled	(320)	16.87

Outstanding, April 16, 2004	4,152	13.67
Cancellation of options upon acquisition by SMART	(4,152)	13.67
Outstanding, April 17, 2004	—	$—

The weighted average fair value of options granted during the period ended April 16, 2004 was $3.19.

Successor Business

The Company’s stock option plan provides for grants of options to employees of the Company to purchase the Company’s ordinary shares at the fair market value, as determined by the closing market price of such shares on the grant date once we traded publicly on the NASDAQ (and as determined by management and the board of directors prior to such time). The options generally vest over a 4-year period beginning generally on the grant date and have a 10-year term.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

A summary of the activity under the Company’s stock option plan is presented as follows (in thousands except per share data):

	Number of	Weighted Average
	Shares	Exercise Price

Outstanding, April 17, 2004	—	$—
Granted	4,960	0.17
Exercised	—	—
Forfeited	—	—

Outstanding, August 31, 2004	4,960	0.17
Granted	1,140	0.76
Exercised	—	—
Forfeited	(622)	0.20

Outstanding, August 31, 2005	5,478	0.29
Granted	2,133	5.09
Exercised	(467)	(0.22)
Forfeited	(353)	(2.59)

Options outstanding at August 31, 2006	6,791	$1.68

The following table summarizes options outstanding as of August 31, 2006 (in thousands, except per share data):

Options Outstanding				Options Vested
		Weighted
		Average
		Remaining	Weighted		Weighted
		Contractual	Average		Average
Range of	Shares	Life	Exercise		Exercise
Exercise Prices	Outstanding	(Years)	Price	Shares Vested	Price

$0.17	4,253	7.8	$0.17	2,227	$0.17
$0.98	404	8.4	$0.98	152	$0.98
$2.09	700	9.0	$2.09	109	$2.09
$4.71	875	9.0	$4.71	165	$4.71
$7.22 - 7.84	170	9.9	$7.57	4	$7.74
$8.51	133	9.3	$8.51	2	$8.51
$8.62	74	9.6	$8.62	1	$8.62
$8.74	53	9.7	$8.74	—	—
$9.20	10	10.0	$9.20	—	—
$9.39	119	9.7	$9.39	—	—

$0.17 - 9.39	6,791	8.3	$1.68	2,660	0.60

(b)	Employee Stock Purchase Plan — Predecessor

Under Solectron’s Employee Stock Purchase Plan (ESPP), SMART Modular’s employees meeting specific employment qualifications were eligible to participate and could semiannually through payroll deductions purchase shares of Solectron’s common stock at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The ESPP permitted eligible employees to purchase common stock through payroll deductions for up to 10% of qualified compensation.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

The weighted average fair value of the purchase rights under the ESPP during the period ended April 16, 2004 was $2.19.

(c)	Savings and Retirement Program

Predecessor Business

SMART Modular participated in Solectron’s 401(k) Plan. This plan provided for tax deferred salary deduction for eligible employees. Employees could contribute from 1% to 15% of their annual compensation to this plan, limited by an annual maximum amount determined by the Internal Revenue Service. Solectron also made discretionary matching contributions, which vested immediately, as periodically determined by its board of directors. The matching contributions made by Solectron during the period ended April 16, 2004 were $0.4 million.

Successor Business

The Company provides a 401(k) Plan to its employees. This plan provides for tax deferred salary deductions for eligible employees. Employees may contribute from 1% to 15% of their annual compensation to this plan, limited by an annual maximum amount determined by the Internal Revenue Service. The Company also makes discretionary matching contributions, which vest immediately, as periodically determined by its board of directors. The matching contributions made by the Company during the years ended August 31, 2006 and 2005 and the period ended August 31, 2004 were $0.6 million, $0.4 million and $0.2 million, respectively.

(11)  Commitments and Contingencies

(a)	Lease Agreement with Solectron

Successor Business

The Company entered into a lease agreement on April 16, 2004 with Solectron for the Fremont, California site. The lease had a term of approximately three years from the closing of the Acquisition with an option to extend for one additional year. The terms of the lease were negotiated based on fair market value.

The lease agreement was amended on January 17, 2005, extending the initial term of the lease to April 30, 2009 with an option for the Company to extend the lease-term for an additional period of three years.

(b)	Commitments

Rent expense for the years ended August 31, 2006 and 2005, the period ended August 31, 2004 (Successor Business), and the period ended April 16, 2004 (Predecessor Business) was $2.1 million, $1.6 million, $1.0 million, and $2.5 million, respectively. As of August 31, 2006, the Company also has commitments under operating leases for facilities and equipment.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Future minimum lease payments are as follows (in thousands):

Year Ending
August 31

2007	$2,012
2008	1,814
2009	1,324
2010	618
2011	541
2012 and thereafter	500

$6,809

(c)	Product Warranties

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of a Company’s product. The amounts of the reserves are based on established terms and the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The reserves are included in accrued expenses on the consolidated balance sheets.

The following table reconciles changes in the Company’s accrued warranty (in thousands):

	Successor Business			Predecessor Business
	Year Ended	Year Ended	Period Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
Beginning accrued warranty reserve	$1,044	$1,098	$1,067	$960
Warranty claims	(1,430)	(638)	(230)	(819)
Provision for product warranties	891	584	261	926

Ending accrued warranty reserve	$505	$1,044	$1,098	$1,067

The Company currently has in effect a number of agreements in which it has agreed to defend, indemnify and hold harmless its customers and suppliers from damages and costs which may arise from the infringement by its products of third-party patents, trademarks or other proprietary rights. The Company believes its internal development processes and other policies and practices limit its exposure related to such indemnities. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. However, to date, the Company has not had to reimburse any of its customers or suppliers for any losses related to these indemnities. The Company has not recorded any liability in its financial statements for such indemnities.

(d)	Legal Matters

From time to time the Company has been involved in disputes and legal actions arising in the ordinary course of business. In the Company’s opinion, the estimated resolution of these disputes and legal actions is not expected to have a material impact on its consolidated financial position, results of operations or cash flows.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(12)  Restructuring

Impairment of owned facilities and equipment in connection with restructuring activities initiated beginning in fiscal 2003 were recorded in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For owned facilities and equipment, the impairment loss recognized was based on the estimated fair value less costs to sell with fair value estimated based on existing market prices for similar assets. Severance and benefit costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with SFAS No. 112, Employer’s Accounting for Postemployment Benefits, as SMART concluded that it had a substantive severance plan based on the similarity of the benefits offered by this restructuring activity with previous severance activities. Other costs associated with restructuring activities initiated on or after January 1, 2003 are recorded in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities.  For leased facilities and equipment that will be abandoned and subleased, the estimated lease loss accrued represents future lease payments subsequent to abandonment less any estimated sublease income.

Predecessor Business

(a)	Period Ended April 16, 2004

The employee severance and benefit costs included in these restructuring charges relate to the elimination of 56 full-time positions in the Americas region. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas regions. For leased facilities that have been abandoned and will be subleased, the lease costs represent future lease payments subsequent to abandonment, less estimated sublease income. For owned facilities and equipment, the impairment loss recognized was based on the fair value, less costs to sell, with fair value based on estimates of existing market prices for similar assets.

In addition, SMART Modular wrote off its goodwill based on the expected proceeds of the sale of SMART Modular to SMART. The goodwill impairment amounted to $43.3 million.

For the period ended April 16, 2004, restructuring and impairment costs related to these actions amounted to $49.5 million. The following table summarizes restructuring charges for the period ended April 16, 2004 (in thousands):

Amount

Impairment of goodwill	$43,302
Impairment of equipment	5,675

Impairment of goodwill and equipment	48,977
Severance and benefit costs	219
Loss on leased facilities	80
Other	250

$49,526

Successor Business

(b)	Period Ended August 31, 2004

The employee severance and benefit cost included in these restructuring charges related to the elimination of 89 full-time positions in the Americas region. The employment reduction primarily affected employees in manufacturing and back office support functions. Equipment subject to restructuring were primarily located in the Americas regions.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

For the period ended August 31, 2004, the Company recorded restructuring and impairment costs related to these actions of $1.3 million against earnings. The following table summarizes restructuring charges for the period ended August 31, 2004 (in thousands):

Amount

Severance and benefits costs	$545
Loss on leased equipment	480
Other	275

$1,300

The restructuring and impairment costs for 2005 consisted of $0.4 million in exit and equipment impairment costs, and $0.4 million for severance and related benefit costs, which were incurred primarily from the discontinuation of the Company’s communication products. The restructuring accrual is included in accrued expenses in the accompanying balance sheets. The Company did not incur any restructuring charges in fiscal 2006.

The following table summarizes the restructuring accrual activity for the years ended August 31, 2006 and 2005 and the period ended August 31, 2004 (in thousands):

		Lease Payments on
	Severance and	Equipment and
	Benefits	Facilities	Other	Total

Accrual as of April 17, 2004	$126	$—	$—	$126
Provision	545	480	275	1,300
Cash payment	(123)	(104)	(87)	(314)

Accrual as of August 31, 2004	548	376	188	1,112
Provision	420	232	163	815
Cash Payment	(869)	(608)	(243)	(1,720)

Accrual as of August 31, 2005	99	—	108	207
Cash Payment	(99)	—	(108)	(207)

Accrual as of August 31, 2006	$—	$—	$—	$—

(13)  Segment Information

The Company operates in one reportable segment: the design, manufacture, and distribution of electronic subsystem products to the information technology industry. The Company’s chief operating decision-maker, the President and CEO, evaluates financial performance on a company wide basis. A summary of the Company’s operations by geographic area is as follows (in thousands):

	Successor Business			Predecessor Business
	Year Ended	Year Ended	Period Ended	Period Ended
	August 31, 2006	August 31, 2005	August 31, 2004	April 16, 2004
Net sales:
U.S.A.	$444,277	$405,886	$169,815	$461,086
Other North and Latin America	87,512	58,733	15,923	37,040
Europe	58,730	52,427	19,889	89,983
Asia	116,887	90,253	28,050	71,062

	$707,406	$607,299	$233,677	$659,171

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

	August 31,
	2006	2005

Property and equipment:
U.S.A.	$5,400	$4,240
Other North and Latin America	15,861	2,152
Europe	49	36
Asia	4,661	4,881

	$25,971	$11,309

(14)	Major Customers

A majority of the Company’s net sales are attributable to customers operating in the information technology industry. Net sales from major customers, defined as net sales in excess of 10% of total net sales, are as follows (in thousands):

	Successor Business						Predecessor Business
	Year Ended		Year Ended		Period Ended		Period Ended
	August 31, 2006		August 31, 2005		August 31, 2004		April 16, 2004
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Customer A	$319,091	45%	$278,536	46%	$116,224	49%	$467,744	71%
Customer B	$99,892	14%	$107,694	18%	$39,420	17%	$—	—

As of August 31, 2006, approximately 50% and 30% of accounts receivable were concentrated with these customers, respectively. As of August 31, 2005, approximately 46% and 35% of accounts receivable were concentrated with these customers, respectively. The loss of a major customer could have a material adverse effect on the Company’s business, financial condition and results of operations.

(15)	Other Income (Expense), Net

The following table provides the detail of other income (expense) for the years ended August 31, 2006 and 2005, the period ended August 31, 2004, and the period ended April 16, 2004 (in thousands):

	Successor Business			Predecessor Business
	Year	Year	Period	Period
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	April 16,
	2006	2005	2004	2004
Gain on derivative instruments	$2,287	$—	$—	$—
Foreign currency gains (losses)	(175)	293	546	(13)
Other	455	188	(95)	(135)

Total	$2,567	$481	$451	$(148)

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

(16)	Interest Income (Expense), Net

The following table provides the components of interest income (expense) for the years ended August 31, 2006 and 2005, the period ended August 31, 2004, and the period ended April 16, 2004 (in thousands):

	Successor Business			Predecessor Business
	Year	Year	Period	Period
	Ended	Ended	Ended	Ended
	August 31,	August 31,	August 31,	April 16,
	2006	2005	2004	2004
Interest income	$2,173	$1,005	$69	$299
Interest expense	(17,326)	(8,003)	(996)	(129)

Interest income (expense), net	$(15,153)	$(6,998)	$(927)	$170

Interest expense for the year ended August 31, 2006 includes a charge of $5.9 million related to the redemption of $43.8 million in principal amount of the Notes. This charge is comprised of a $4.4 million redemption premium and the write-off of approximately $1.5 million of unamortized debt issuance costs.

(17)  Subsidiary Guarantors

The Company has not presented separate combined financial statements of subsidiary guarantors of its Notes, as (1) each of the subsidiary guarantors is wholly owned by the Company, the issuer of the Notes, (2) the guarantees are full and unconditional, (3) the guarantees are joint and several, and (4) the Company has no independent assets and operations and all subsidiaries of the Company other than the subsidiary guarantors are minor.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30,	August 31,
	2006	2006
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$94,005	$85,620
Accounts receivable, net of allowances of $2,805 and $2,592 as of November 30, 2006 and August 31, 2006, respectively	229,168	208,652
Inventories	81,498	65,902
Prepaid expenses and other current assets	15,867	17,531

Total current assets	420,538	377,705
Property and equipment, net	26,775	25,971
Goodwill	3,187	3,187
Other non-current assets	16,165	19,593

Total assets	$466,665	$426,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$192,895	$169,349
Accrued expenses and other current liabilities	27,845	27,325

Total current liabilities	220,740	196,674
Long-term debt	81,250	81,250
Other long-term liabilities	1,637	1,637

Total liabilities	303,627	279,561

Shareholders’ equity:
Ordinary shares	10	10
Additional paid-in capital	86,599	85,251
Deferred stock-based compensation	(492)	(555)
Accumulated other comprehensive income	451	272
Retained earnings	76,470	61,917

Total shareholders’ equity	163,038	146,895

Total liabilities and shareholders’ equity	$466,665	$426,456

See accompanying notes to unaudited condensed consolidated financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	November 30,	November 30,
	2006	2005
	(In thousands,
	except per share data)

Net sales	$237,170	$158,262
Cost of sales*	199,258	127,661

Gross profit	37,912	30,601

Operating expenses:
Research and development*	4,040	3,468
Selling, general and administrative*	14,254	12,902
Advisory service agreements’ fees	—	750

Total operating expenses	18,294	17,120

Income from operations	19,618	13,481
Interest expense, net	(2,087)	(2,982)
Other income (expense), net	(71)	131

Total other expense, net	(2,158)	(2,851)

Income before provision for income taxes	17,460	10,630
Provision for income taxes	2,907	1,284

Net income	$14,553	$9,346

Net income per ordinary share, basic	$0.25	$0.19

Shares used in computing basic net income per ordinary share	58,663	49,071

Net income per ordinary share, diluted	$0.23	$0.17

Shares used in computing diluted net income per ordinary share	63,488	53,738

*	Stock-based compensation by category:

Cost of sales	$113	$30
Research and development	272	95
Selling, general and administrative	564	311

See accompanying notes to unaudited condensed consolidated financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	November 30,	November 30,
	2006	2005
	(In thousands)

Net income	$14,553	$9,346
Other comprehensive income, net of tax:
Changes in fair value of derivative instruments accounted for as cash flow hedges	(310)	785
Foreign currency translation adjustments	489	274

Comprehensive income	$14,732	$10,405

See accompanying notes to unaudited condensed consolidated financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	November 30,	November 30,
	2006	2005
	(In thousands)

Cash flows from operating activities:
Net cash provided by (used in) operating activities	$10,521	$(12,919)

Cash flows from investing activities:
Capital expenditures	(2,635)	(4,933)
Cash paid for acquisition of business, net of cash acquired	—	(680)
Proceeds from sale of assets	—	125
Other, net	3	—

Net cash used in investing activities	(2,632)	(5,488)

Cash flows from financing activities:
Net advance on revolving line of credit	—	1,768
Repayment of customer advance	—	(1,000)
Excess tax benefits from share-based compensation	289	—
Proceeds from issuance of ordinary shares from stock option exercises	174	46

Net cash provided by financing activities	463	814

Effect of exchange rate changes on cash and cash equivalents	33	(44)

Net increase (decrease) in cash and cash equivalents	8,385	(17,637)
Cash and cash equivalents at beginning of period	85,620	75,970

Cash and cash equivalents at end of period	$94,005	$58,333

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	1,784	3,110
Income taxes	1,273	523

See accompanying notes to unaudited condensed consolidated financial statements.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 — Basis of Presentation and Principles of Consolidation

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of SMART Modular Technologies (WWH), Inc. (the Company) are as of November 30, 2006 and August 31, 2006 and for the three months ended November 30, 2006 and 2005. These unaudited condensed consolidated financial statements have been prepared by the Company in accordance with U.S. generally accepted accounting principles. The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full fiscal year ending August 31, 2007. In the opinion of the Company’s management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operations. All such adjustments are of a normal recurring nature. The interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended August 31, 2006, which are included in the Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). All significant intercompany transactions and balances have been eliminated in the condensed consolidated financial statements. Certain prior period amounts have been reclassified to conform to the current period presentation.

The Company uses a 52- to 53-week fiscal year ending on the last Friday in August and a 13- to 14- week fiscal quarter ending on the last Friday of the calendar quarter. The Company’s first quarters of fiscal 2007 and 2006 ended on November 24, 2006 and November 25, 2005, respectively. The Company’s latest fiscal year ended on August 25, 2006. For clarity of presentation, the Company has indicated its first quarters as having ended on November 30 and its fiscal year as having ended on August 31.

The preparation of condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Product and Service Revenue

The Company recognizes revenue in accordance with the SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Under SAB 104, product revenue is recognized when there is persuasive evidence of an arrangement, product delivery and acceptance have occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Product revenue typically is recognized at the time of shipment or when the customer takes title of the goods. All amounts billed to a customer related to shipping and handling are classified as sales, while all costs incurred for shipping and handling are classified as cost of sales.

In addition, the Company has arrangements with select customers that are accounted for on an agency basis (that is, the Company recognizes the fees associated with serving as an agent with no associated cost of sales) in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. SMART provides procurement, logistics, inventory management, kitting or packaging services for these customers. Revenue from these arrangements is recognized as service revenue and is based on material procurement costs plus a fee for services provided. The Company recognizes service revenue upon the completion of the services, typically upon shipment of the product. There are no post-shipment obligations subsequent to shipment of the product. Gross amounts billed to customers for service transactions totaled approximately $272.5 million and $186.4 million for the three months ended November 30, 2006 and 2005, respectively. Total service revenue recorded for the three months ended November 30, 2006 and 2005 amounted to approximately $12.7 million and $10.4 million, respectively.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 requires retrospective application, unless impracticable, for changes in accounting principles in the absence of transition requirements specific to newly adopted accounting principles. The Company adopted the provisions of SFAS No. 154 effective September 1, 2006. The adoption of SFAS No. 154 did not have a significant impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for the Company beginning in the first quarter of fiscal 2008. SMART is currently analyzing the requirements of FIN 48 and has not yet determined the impact, if any, on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. SFAS No. 157 is effective for the Company no later than the first quarter of fiscal 2009. SMART is currently analyzing the requirements of SFAS No. 157 and has not yet determined the impact, if any, on its financial position or results of operations.

In September 2006, the SEC released SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 allows companies to record the effects of adopting the guidance as a cumulative-effect adjustment to retained earnings. SAB 108 is effective for the Company no later than the fourth quarter of fiscal 2007. SMART is currently analyzing the requirements of SAB 108 and has not yet determined the impact, if any, on its financial position or results of operations.

NOTE 2 — Initial Public Offering

In February 2006, the Company sold 9,090,909 of its ordinary shares in its initial public offering at an offering price of $9.00 per share, resulting in total proceeds of $74.2 million, net of underwriters’ discounts and offering expenses.

NOTE 3 — Stock-Based Compensation

Effective September 1, 2005, the Company adopted the FASB’s SFAS No. 123R, Share-Based Payment, using the prospective method, in which compensation cost was recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of the intrinsic value method as prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The Company

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

adopted SFAS No. 123R prospectively because prior to the period of adoption it was a non-public entity that used the minimum value method for pro forma disclosure, as prescribed by the provisions of SFAS No. 123.

The Company amortizes stock-based compensation on a straight-line basis over the requisite service (vesting) period for the entire award, typically four years.

Plan Description

The Company’s stock option plan provides for grants of options to employees and directors of the Company to purchase the Company’s ordinary shares at the fair value of such shares on the grant date. The options generally vest over a four-year period beginning on the grant date and have a 10-year term. As of November 30, 2006, the Company is authorized to issue up to 11,229,948 ordinary shares under this plan.

Summary of Assumptions and Activity

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatility for the three months ended November 30, 2006 is based on the historical volatilities of the common stock of comparable publicly traded companies. The expected term of options granted is derived from the average midpoint between vesting and the contractual term, as described in SEC’s SAB No. 107, Share-Based Payment.  The risk-free rate for the expected term of the option is based on the average U.S. Treasury yield curve at the date of grant. The following assumptions were used to value stock options:

Three Months
Ended
November 30, 2006

Stock options:
Expected term	6.25 years
Expected volatility	77%
Risk-free interest rate	4.66%
Expected dividends	—

A summary of option activity as of November 30, 2006, and changes during the quarter then ended, is presented below (dollars and shares in thousands, except per share data):

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value

Options outstanding at September 1, 2006	6,791	$1.68
Options granted	1,522	10.00
Options exercised	(524)	(0.33)
Options forfeited	(56)	(2.01)

Options outstanding at November 30, 2006	7,733	3.41	8.4	$64,420

Options exercisable at November 30, 2006	2,676	$0.92	7.9	$28,938

Options vested and expected to vest at November 30, 2006	7,383	$3.29	8.4	$62,415

The weighted average grant date fair value of options granted during the quarter ended November 30, 2006 was $7.12 per option. The total intrinsic value of options exercised during the quarter ended

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

November 30, 2006 was $5.0 million. Upon the exercise of options, the Company issues new ordinary shares from its authorized shares.

A summary of the status of the Company’s non-vested stock options as of November 30, 2006, and changes during the quarter ended November 30, 2006, is presented below (in thousands, except per share data):

		Weighted Average
		Grant Date Fair
	Shares	Value Per Share

Non-vested stock options at September 1, 2006	4,131	$2.06
Non-vested stock options granted	1,522	7.12
Vested stock options	(540)	(1.89)
Forfeited stock options	(56)	(1.40)
Non-vested stock options at November 30, 2006	5,057	$3.59

As of November 30, 2006, there was approximately $16.0 million of total unrecognized compensation cost related to employee and director stock option compensation arrangements. That cost is expected to be recognized on a straight-line basis over the next four years. The total fair value of stock options vested during the quarter ended November 30, 2006, was approximately $1.0 million.

As a result of adopting SFAS No. 123R on September 1, 2005, the Company’s income before provision for income taxes and net income for the quarter ended November 30, 2006, was approximately $0.8 million lower than if it had continued to account for share-based compensation under APB Opinion No. 25. Both basic and diluted net income per ordinary share for the quarter ended November 30, 2006 were $0.01 lower due to the adoption of SFAS No. 123R.

NOTE 4 — Net Income Per Share

Basic net income per ordinary share is calculated by dividing net income by the weighted average of ordinary shares outstanding during the period. Diluted net income per ordinary share is calculated by dividing net income by the weighted average ordinary shares and dilutive potential ordinary shares outstanding during the period. Dilutive potential ordinary shares consist of dilutive shares issuable upon the exercise of outstanding stock options computed using the treasury stock method.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The following table sets forth for all periods presented the computation of basic and diluted net income per ordinary share, including the reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share, in thousands, except per share data.

	Three Months	Three Months
	Ended	Ended
	November 30, 2006	November 30, 2005

Numerator:
Net income	$14,553	$9,346
Denominator:
Weighted average ordinary shares	58,663	49,071

Effect of dilutive securities:
Stock options	4,825	4,667

Total ordinary shares, diluted	63,488	53,738
Net income per ordinary share, basic	$0.25	$0.19

Net income per ordinary share, diluted	$0.23	$0.17

The Company excluded 1,527,830 and 1,326,428 stock options from the computation of diluted net income per ordinary share for the three months ended November 30, 2006 and 2005, respectively, as their inclusion would have been anti-dilutive.

NOTE 5 — Related Party Information

In April 2004, the Company entered into advisory service agreements with entities affiliated with each of Texas Pacific Group, Francisco Partners, and Shah Capital Partners (members of Modular, L.L.C., the Company’s then majority shareholder) pursuant to which each advisor may provide financial advisory and consulting services to the Company. These services have included executive and management services; identification, support, and analysis of acquisitions and dispositions by the Company or its subsidiaries; support and analysis of financing alternatives; finance functions, including assistance in the preparation of financial projects, and monitoring of compliance with financing agreements; and human resource functions, including searching for and hiring of executive and other services for the Company upon which the Company’s board of directors and such advisors agree.

Specific services provided by such advisors have included, among others, the design of the Company’s equity capital structure and assistance with analysis of the Company’s structure for tax purposes, analyses of various financing alternatives, assistance in the search for directors, creation of the Company’s employee and independent director stock incentive plan, and negotiation of certain employment arrangements. The Company incurred approximately $-0- and $0.8 million in management fees pursuant to the advisory service agreements for the three months ended November 30, 2006 and 2005, respectively. The advisory service agreements were terminated during the second quarter of fiscal 2006 for a one-time payment of $9.0 million which was expensed in that period.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

NOTE 6 — Inventories

Inventories consist of the following as of November 30, 2006 and August 31, 2006 (in thousands):

	November 30, 2006	August 31, 2006

Raw materials	$41,408	$29,249
Work-in process	9,901	5,098
Finished goods	30,189	31,555

	$81,498	$65,902

As of November 30, 2006 and August 31, 2006, approximately $-0- and $2.9 million, respectively, of slow moving inventory estimated to be sellable beyond one year, has been classified as non-current inventory and included in other non-current assets in the accompanying unaudited condensed consolidated balance sheets.

NOTE 7 — Income Taxes

The income tax provision for the interim periods is based on the Company’s best estimate of the effective tax rate it expects to be applicable for the full fiscal year. Changes in the interim period for the tax (or benefit) related to items other than ordinary income are individually computed and recognized when the items occur. The provision for income tax expense is summarized as follows (in thousands):

	Three Months	Three Months
	Ended	Ended
	November 30, 2006	November 30, 2005

Current	$2,508	$1,371
Deferred	399	(87)

Total	$2,907	$1,284

Worldwide income before provision for income taxes for the three months ended November 30, 2006 and 2005, consisting of the following components (in thousands):

	Three Months	Three Months
	Ended	Ended
	November 30, 2006	November 30, 2005

U.S. income	$1,423	$386
Non-U.S. income	16,037	10,244

Total	$17,460	$10,630

NOTE 8 — Long-Term Debt

Senior Secured Floating Rate Notes

On March 28, 2005 the Company issued $125.0 million in senior secured floating rate notes due on April 1, 2012 (the 144A Notes) in an offering exempted from registration by rule 144A and Regulation S under the Securities Act (the Offering). The 144A Notes were jointly and severally guaranteed on a senior basis by all of our restricted subsidiaries, subject to some limited exceptions. In addition, the 144A Notes and the guarantees were secured on a second-priority basis by the capital stock of, or equity interests in, most of our subsidiaries and substantially all of the Company’s and most of its subsidiaries’ assets. The 144A Notes accrued interest at the three-month London Inter Bank Offering Rate, or LIBOR, plus 5.50% per annum, payable quarterly in arrears, and were redeemable under certain conditions and limitations. The Company filed

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

an exchange offer registration statement that was declared effective on September 27, 2005. Accordingly, all of the 144A Notes were exchanged for the Company’s Senior Secured Floating Rate Exchange Notes (the Notes) by October 27, 2005. The terms of the Notes are identical in all material respects to the terms of the 144A Notes, except that the Notes are registered under the Securities Act, and the transfer restrictions and registration rights related to the 144A Notes do not apply to the Notes.

The net proceeds from the Offering of approximately $120.1 million, were used to repay outstanding indebtedness of approximately $42.3 million under the Company’s existing revolving loan and security agreement, redeem all of the outstanding shares of the Company’s Series A redeemable preferred shares for an aggregate amount of $65.1 million, with the remaining $12.7 million used for general corporate purposes.

The Company incurred approximately $4.9 million in related debt issuance costs, which are included in other non-current assets in the accompanying unaudited condensed consolidated balance sheets. Debt issuance costs related to the Notes are being amortized to interest expense on a straight-line basis, which approximates the effective interest rate method, over the life of the Notes.

On March 10, 2006, the Company used approximately $49.0 million of its proceeds from the initial public offering to redeem $43.8 million of the Notes. This redemption payment included approximately $4.4 million and $0.8 million in redemption premium and accrued interest, respectively. The Company incurred a redemption loss of approximately $5.9 million, consisting of the redemption premium of $4.4 million and the write-off of approximately $1.5 million of unamortized debt issuance costs in the third quarter of fiscal 2006.

Revolving Line of Credit

SMART had a revolving loan and security agreement (the Loan and Security Agreement) with Wells Fargo Foothill, Inc., La Salle Business Credit, LLC and Congress Financial Corporation (Western), that allowed SMART to borrow up to $100 million. The ability to draw funds under this credit facility was dependent upon sufficient collateral and meeting certain financial covenants, including the maintenance of certain financial ratios. There also were restrictions on payment of dividends and restrictions on the amount of ordinary shares that could be repurchased annually. Interest on borrowings was calculated based on prime rate plus a margin of up to 1%, or based on LIBOR plus margins between 1.5% and 2.5%, depending on loan availability.

Contemporaneously with the closing of the Offering of the 144A Notes, the Company amended and restated the Loan and Security Agreement with its lenders, providing for a new senior secured credit facility with Wells Fargo Foothill, Inc. (New Credit Facility). The New Credit Facility provides for up to $35.0 million of aggregate borrowing capacity ($20.0 million of which may be in the form of letters of credit), subject to a borrowing base calculated by reference to the amounts of eligible accounts and eligible inventory owned by the Company. Borrowings under the New Credit Facility will bear interest at a rate equal to, at the Company’s option, either (i) the base rate (which is the prime rate most recently announced by the agent) or (ii) the applicable reserve adjusted LIBOR, in each case, plus the applicable margin. The margin on base rate borrowings will range from 0% to 0.5%, and the margin on LIBOR borrowings will range from 1.25% to 2.25%, in each case depending on the amount of unrestricted cash and excess availability under the New Credit Facility. The New Credit Facility is available for general corporate purposes through March 28, 2009, unless earlier terminated.

In connection with the New Credit Facility, the Company incurred approximately $0.7 million in debt issuance costs, which are included in other non-current assets in the accompanying unaudited condensed consolidated balance sheets. Debt issuance costs related to the New Credit Facility are being amortized to

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

interest expense on a straight-line basis, which approximates the effective interest rate method, over four years, which represents the term of the New Credit Facility.

As of November 30, 2006, the New Credit Facility was fully repaid with available borrowing capacity of $35.0 million and the Company was in compliance with its covenants as required by the New Credit Facility agreement.

NOTE 9 — Financial Instruments

Fair Value of Financial Instruments

The fair value of the Company’s cash, cash equivalents, accounts receivable, accounts payable and New Credit Facility approximates the carrying amount due to the relatively short maturity of these items. The fair value of the Notes is based on a dealer quote and approximates their carrying value as of November 30, 2006.

Derivative Instruments

On April 28, 2005, the Company entered into two interest rate swap agreements (Swaps) with Wells Fargo Foothill, Inc. The Swaps are for $41.3 million and $40.0 million in notional amounts (Notional Amounts) and expire on April 1, 2008 and April 28, 2010 (Expiration Dates), respectively. The Company entered into the Swaps in order to hedge a portion of its future cash flows against interest rate exposure resulting from the 144A Notes. Under the terms of the Swaps, the Company pays fixed interest rates of 9.78% and 9.97% related to the above Notional Amounts, respectively. In exchange, the Company receives a variable interest rate equal to the 3-month LIBOR rate plus 5.50%. The Swaps effectively replace the variable interest rate on $81.3 million of the 144A Notes with fixed interest rates through the respective Expiration Dates. The Swaps are accounted for as cash flow hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

The total fair value of the outstanding derivative instruments referred to above was an asset of approximately $1.0 million and $1.6 million as of November 30, 2006 and August 31, 2006, respectively.

For all derivative transactions, the Company is exposed to counterparty credit risk. To manage such risk, the Company limits its derivative transaction counterparties to major financial institutions. The Company does not expect to experience any material adverse financial consequences as a result of default by the Company’s counterparties.

NOTE 10 — Commitments and Contingencies

Product Warranties

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized, or in the period that a specific issue arises as to the functionality of a Company’s product. The amounts of the reserves are based on established terms and the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

The following table presents the changes in the Company’s accrued warranty (in thousands):

Three Months
Ended
November 30, 2006

Balance of accrual at August 31, 2006	$505
Warranty claims	(268)
Provision for product warranties	330

Balance of accrual at November 30, 2006	$567

Product warranty reserves are recorded in accrued expenses and other current liabilities in the accompanying unaudited condensed consolidated balance sheets.

The Company currently has in effect a number of agreements in which it has agreed to defend, indemnify and hold harmless its customers and suppliers from damages and costs which may arise from the infringement by its products of third-party patents, trademarks or other proprietary rights. The Company believes its internal development processes and other policies and practices limit its exposure related to such indemnities. Maximum potential future payments cannot be estimated because many of these agreements do not have a maximum stated liability. However, to date, the Company has not had to reimburse any of its customers or suppliers for any losses related to these indemnities. The Company has not recorded any liability in its financial statements for such indemnities.

Legal Matters

From time to time the Company has been involved in disputes and legal actions arising in the ordinary course of business. In the Company’s opinion, the estimated resolution of these disputes and legal actions is not expected to have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 11 — Segment and Geographic Information

The Company operates in one reportable segment: the design, manufacture, and distribution of electronic subsystem products to the information technology industry. The Company’s chief operating decision-maker, the President and CEO, evaluates financial performance on a company wide basis. A summary of the Company’s net sales and property and equipment by geographic area is as follows (in thousands):

	Three Months	Three Months
	Ended	Ended
	November 30, 2006	November 30, 2005

Geographic net sales:
U.S.A.	$154,769	$101,757
Other North and Latin America	31,144	15,700
Europe	19,226	14,903
Asia	32,031	25,902

	$237,170	$158,262

SMART MODULAR TECHNOLOGIES (WWH), INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(Unaudited)

	November 30, 2006	August 31, 2006

Property and equipment:
U.S.A.	$6,095	$5,400
Other North and Latin America	16,071	15,861
Europe	44	49
Asia	4,565	4,661

	$26,775	$25,971

NOTE 12 — Major Customers

A majority of the Company’s net sales are attributable to customers operating in the information technology industry. Net sales from major customers, defined as net sales in excess of 10% of total revenues, are as follows:

	Three Months	Three Months
	Ended	Ended
	November 30, 2006	November 30, 2005

Customer A	52%	46%
Customer B	11%	18%

As of November 30, 2006, approximately 51% and 27% of accounts receivable were concentrated with these customers, respectively. As of August 31, 2006, approximately 50% and 30% of accounts receivable were concentrated with these customers, respectively. The loss of a major customer could have a material adverse effect on the Company’s business, financial condition and results of operations.

NOTE 13 — Interest Expense, Net

The following table summarizes the components of interest expense, net (in thousands):

	Three Months	Three Months
	Ended	Ended
	November 30, 2006	November 30, 2005

Interest income	$500	$264
Interest expense	(2,587)	(3,246)

Interest expense, net	$(2,087)	$(2,982)

NOTE 14 — Subsidiary Guarantors

The Company has not presented separate combined financial statements of subsidiary guarantors of the Notes, as (1) each of the subsidiary guarantors is wholly owned by the Company, the issuer of the Notes, (2) the guarantees are full and unconditional, (3) the guarantees are joint and several, and (4) the Company has no independent assets and operations and all subsidiaries of the Company other than the subsidiary guarantors are minor.

12,500,000 Shares

SMART Modular Technologies
(WWH), Inc.

Ordinary Shares

PROSPECTUS
          , 2007

Citigroup
JPMorgan
Lehman Brothers
Bear, Stearns & Co. Inc.
Cowen and Company
Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth expenses to be paid by the registrant in connection with the offering described in this registration statement. The selling shareholders will not pay any expenses, other than their respective portions of the underwriting discounts and commissions, in connection with the offering described in this registration statement.

Amount to
be Paid

Registration fee	$18,889
NASD filing fee	19,231
Transfer agent’s fees	5,000
Printing and engraving expenses	150,000
Legal fees and expenses	300,000
Accounting fees and expenses	200,000
Blue Sky fees and expenses	15,000
Miscellaneous	15,000

Total	$723,120

Item 15.	Indemnification of Directors and Officers.

SMART Modular Technologies (WWH), Inc. (the Company or the Registrant) is a Cayman Islands exempted company. As such, the laws of the Cayman Islands will be relevant to the provisions relating to indemnification of its officers and directors. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision, may be held by the Cayman Islands courts to be contrary to public policy, such as to the provision of indemnification against the consequences of committing a crime or against the indemnified person’s own fraud or dishonesty.

The articles of association of the Registrant provide that every director, agent or officer of the Registrant shall be indemnified out of the assets of the Registrant against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own willful neglect or default. No such director, agent or officer shall be liable to the Registrant for any loss or damage in carrying out his functions unless that liability arises through the willful neglect or default of such director, agent or officer.

We have also entered into indemnification agreements with our directors and executive officers under which we have agreed to indemnify each such person and hold him harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which he has been made a party or in which he became involved by reason of the fact that he is or was our director or officer. Except with respect to expenses to be reimbursed by us in the event that the indemnified person has been successful on the merits or otherwise in defense of the action, suit or proceeding, our obligations under the indemnification agreements are subject to certain customary restrictions and exceptions.

In addition, the Registrant maintains standard policies of insurance under which coverage is provided to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to the Registrant with respect to payments which may be made by the Registrant to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

The Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of the Registrant and its directors and certain officers by the underwriters of this offering.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No.		Document

1	.1+	Form of Underwriting Agreement
2	.1(1)	Transaction Agreement, dated February 11, 2004, by and among Solectron Corporation, Solectron Global Holdings L.P., Solectron Servicos e Manufactura do Brasil Ltda., SMART Modular Technologies, Inc., Modular, Inc., Modular Merger Corporation and Modular (Cayman) Inc.
3	.1(2)	Form of Amended and Restated Memorandum of Association of the Company
3	.2(2)	Form of Amended and Restated Articles of Association of the Company
4	.8(2)	Form of Shareholders’ Agreement among the Company and certain other parties named therein
5.1		Opinion of Maples and Calder
8.1		Tax Opinion of Davis Polk & Wardwell
8.2		Tax Opinion of Maples and Calder
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Auditors
23.3		Consents of Maples and Calder (included in Exhibits 5.1 and 8.2)
23.4		Consent of Davis Polk & Wardwell (included in Exhibit 8.1)
24		Power of Attorney (contained on signature page)

+	To be filed by amendment.

(1)	Incorporated by reference to the Exhibits filed with Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on November 30, 2005 (File No. 333-129134).

(2)	Incorporated by reference to the Exhibits filed with Amendment No. 3 to the Company’s Registration Statement on Form S-1, filed on January 10, 2006 (File No. 333-129134).

Item 17.	Undertakings

The undersigned hereby undertakes:

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or

497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SMART Modular Technologies (WWH), Inc. certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Fremont, state of California, on December 22, 2006.

SMART MODULAR TECHNOLOGIES (WWH), INC.

By:	/s/ Iain MacKenzie
Name: Iain MacKenzie
Title: Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Iain MacKenzie and Jack A. Pacheco, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Iain MacKenzie Iain MacKenzie (Principal Executive Officer)	Chief Executive Officer, President and Director	December 22, 2006

/s/ Jack A. Pacheco Jack A. Pacheco (Principal Financial and Accounting Officer)	Chief Financial Officer and Senior Vice President	December 22, 2006

/s/ Ajay Shah Ajay Shah	Chairman of the Board of Directors	December 22, 2006

/s/ Dipanjan Deb Dipanjan Deb	Director	December 22, 2006

/s/ Eugene Frantz Eugene Frantz	Director	December 22, 2006

/s/ John Marren John Marren	Director	December 22, 2006

Signature	Title	Date

/s/ Chong Sup Park Chong Sup Park	Director	December 22, 2006

/s/ Mukesh Patel Mukesh Patel	Director	December 22, 2006

/s/ Ezra Perlman Ezra Perlman	Director	December 22, 2006

/s/ Clifton Thomas Weatherford Clifton Thomas Weatherford	Director	December 22, 2006

EXHIBIT INDEX

Exhibit No.		Document

1	.1+	Form of Underwriting Agreement
2	.1(1)	Transaction Agreement, dated February 11, 2004, by and among Solectron Corporation, Solectron Global Holdings L.P., Solectron Servicos e Manufactura do Brasil Ltda., SMART Modular Technologies, Inc., Modular, Inc., Modular Merger Corporation and Modular (Cayman) Inc.
3	.1(2)	Form of Amended and Restated Memorandum of Association of the Company
3	.2(2)	Form of Amended and Restated Articles of Association of the Company
4	.8(2)	Form of Shareholders’ Agreement among the Company and certain other parties named therein
5.1		Opinion of Maples and Calder
8.1		Tax Opinion of Davis Polk & Wardwell
8.2		Tax Opinion of Maples and Calder
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Auditors
23.3		Consents of Maples and Calder (included in Exhibits 5.1 and 8.2)
23.4		Consent of Davis Polk & Wardwell (included in Exhibit 8.1)
24		Power of Attorney (contained on signature page)

+	To be filed by amendment.

(1)	Incorporated by reference to the Exhibits filed with Amendment No. 1 to the Company’s Registration Statement on Form S-1, filed on November 30, 2005 (File No. 333-129134).

(2)	Incorporated by reference to the Exhibits filed with Amendment No. 3 to the Company’s Registration Statement on Form S-1, filed on January 10, 2006 (File No. 333-129134).